2020
Notice of
Annual Meeting &
Proxy Statement



Armonk, New York
March 9, 2020

Dear Fellow Stockholders:

On behalf of the IBM Board of Directors, you are cordially invited to attend the Annual Meeting of Stockholders on April 28, 2020 in Louisville, Kentucky.

It is an exciting time for your Company. As you know, we recently announced a leadership transition. While I will continue to serve IBM as Executive Chairman through my retirement at the end of the year, this is my last Proxy letter to you as the IBM Chairman. A time of change provides an opportunity both to look back at our foundation of corporate responsibility, responsible stewardship and strong governance, and also to look forward and tell you why I am so optimistic about IBM's future.

Corporate Responsibility and Sustainability is Smart Business

From hiring our first disabled employee in 1914 to being named one of Ethisphere's 2020 World's Most Ethical Companies, and everything in between, corporate responsibility and sustainability have been a part of our DNA since IBM's founding over a century ago. This year, for the first time, we provide a timeline with some of the highlights of our responsible citizenship at the back of this Proxy Statement. As you will see in the Proxy this year:

- We foster a diverse and inclusive workplace and empower IBMers to serve their communities.

- We created P-TECH, a pioneering education reform initiative that prepares young people with the academic, technical and professional skills required for 21st century jobs.

- We are committed to environmental leadership, as evidenced by the publication of our 29th consecutive IBM and the Environment Report and our record seventh Climate Leadership Award from the Center for Climate and Energy Solutions and The Climate Registry in the program's eight-year history.

- We are leaders in technology ethics and data stewardship, demonstrated by our Principles of Trust and Transparency.

Simply put, we are defining responsible stewardship in the digital age.

Cultural Commitment to Sound Governance

Good corporate governance is also good for business. Looking back, we have improved our governance in numerous ways, based substantially on feedback and discussions with you, our stockholders.

For years, we have had an outreach program to engage both institutional and retail investors on corporate governance issues. More recently, we expanded this effort from proxy season to a year-round engagement, ensuring that we continuously elicit feedback to implement in our governance practices and disclosures.

To enhance transparency and accountability, in 2017, we redesigned our Proxy Statement, adding disclosure in key investor focus areas, including cybersecurity oversight, human capital management practices and stockholder engagement.

In 2014, we implemented an independent Lead Director role, based on feedback from our stockholder engagement process, and in 2017 we adopted proxy access based on a stockholder vote.

And over the last eight years, the Board has consistently sought to ensure continued vitality and new and diverse perspectives in the boardroom, reflected with our average director tenure of less than 6 years.



The Future of IBM

I am proud of the work we have done to build the foundation of strong governance, corporate responsibility and responsible stewardship. We are well-positioned to lead our clients into the next chapter of the cloud and cognitive era. Last year, we closed the landmark acquisition of Red Hat. Combining Red Hat's leading hybrid multi-cloud platform with IBM's scale and expertise, we have created an unparalleled combination to accelerate clients' shift to hybrid cloud.

As we move into the next chapter, it is the right time for a new leader to continue the journey for IBM and our clients. On April 6th, Arvind Krishna will become the tenth CEO of IBM. Arvind was a principal architect of our Red Hat acquisition and is a brilliant technologist and superb operational leader. He is the right CEO at the right time for IBM. Along with Jim Whitehurst, the incoming President, the Board has elected a proven technical and business-savvy leadership team.

It has been my great honor to lead IBM in this time and I would like to thank you, our stockholders, for your continued investment and support of IBM.

Very truly yours,

Virginia M. Rometty

Virginia M. Rometty
Chairman of the Board

A Message from our Lead Director:

As IBM's independent Lead Director, I am pleased to report to you on the Board's continued efforts to ensure the effectiveness of our governance structures and processes, and to provide perspective on our recent election of Arvind Krishna as IBM Director and the tenth Chief Executive Officer in IBM's history as a model in succession planning.

- **World-Class Succession Planning.** One of the Board's most important responsibilities is to ensure that IBM has the appropriate management to execute the Company's long-term strategy. In January, we announced that after more than eight years leading the Company, Ginni Rometty will transition to the role of Executive Chairman of the Board before retiring after nearly 40 years with the Company. On April 6, 2020, Arvind Krishna, IBM Senior Vice President for Cloud and Cognitive Software, and a principal architect of the Company's acquisition of Red Hat, will become Chief Executive Officer and a member of the Board. James Whitehurst, Senior Vice President and CEO of Red Hat, will become IBM's President. Ginni has provided outstanding leadership, substantially transforming IBM and ushering in a new cloud and cognitive era. With that foundation, the Board is confident that Arvind is the right CEO to lead IBM. The Board ran a world-class, multi-year succession process, and found in Arvind a leader with the business acumen, operational skills and technology vision to guide IBM going forward.

- **The IBM Board.** We are continuously focused on ensuring that IBM has an optimal Board structure and composition. Each time we evaluate our leadership structure, add a new director, or change the composition of our Board committees, we do so in a thoughtful manner to ensure that the right mix of skills, experiences, and perspectives are brought to our meetings and discussions. In addition to Dr. Krishna, the Board continued our commitment to independent board refreshment by adding two directors since the last Annual Meeting of Stockholders: Mr. F. William McNabb III, the former Chairman and CEO of Vanguard, and a leader in the field of corporate governance, and Thomas Buberl, CEO of AXA S.A., an acknowledged leader in digital transformation.

- **Independent Board Leadership.** As IBM's independent Lead Director, I am responsible for helping ensure that the Board exercises prudent judgment, independent from the management team of the Company. I perform many duties, as described within this Proxy Statement, including presiding over an executive session of the independent directors of the Board at each Board meeting, without management present. I also approve all of the Board meeting schedules, agendas and materials.

- **Oversight of Corporate Strategy.** Our Board believes that engaged oversight of Company strategy is essential to the Company's creation of long-term sustainable value. The Board's diverse skill set and experience with, among other areas, corporate culture, executive management, corporate strategy development, and the technology industry is well suited to oversee IBM's development and execution of both



short- and long-term corporate strategy. The Board meets several times each year to discuss key areas such as risk management, capital allocation, industry developments and broader market trends to help ensure that IBM is continuously transforming for the future.

- **Engagement with Stockholders.** The Board as a whole believes input from stockholders is important to its overall decision making process, and regularly considers stockholder views when making board level decisions. In 2019, we continued our best-in-class engagement program, meeting with many of our top stockholders on matters ranging from company strategy to board and governance topics to sustainability matters. As the independent Lead Director, I once again participated in this year's outreach efforts along with our Chairman and members of senior management.

- **Commitment to Sustainability and an Ethical Business Culture.** IBM pursues the highest standards of corporate responsibility in all we do and the Board is actively engaged in overseeing the Company's sustainability efforts. Our commitment to sustainability means supporting and empowering employees, working with clients and suppliers, and governing our Company with integrity as part of a long-term value creation strategy at IBM.

Your Board believes that an ongoing commitment to good corporate governance enhances stockholder value, particularly over the long term.

We appreciate your investment in IBM and hope that you vote at our Annual Meeting on April 28, 2020.

Very truly yours,

Michael L. Eskew
Lead Director

Table of Contents

ESG HIGHLIGHTS

At IBM, trust and corporate responsibility are integral to our business - and our ESG efforts are reflected throughout this Proxy Statement. Key topics include:

2020 Notice of Annual Meeting & Proxy Statement

Items of Business:

The Annual Meeting of Stockholders of International Business Machines Corporation will be held on Tuesday, April 28, 2020 at 10 a.m. at the Louisville Marriott Downtown Hotel, 280 W. Jefferson Street, Louisville, Kentucky 40202. The items of business are:

1. Election of directors proposed by IBM's Board of Directors for a term of one year, as set forth in this Proxy Statement.

2. Ratification of the appointment of PricewaterhouseCoopers LLP as IBM's independent registered public accounting firm.

3. Advisory vote on executive compensation.

4. Three stockholder proposals, if properly presented at the meeting.

These items are more fully described in the following pages, which are a part of this Notice.

Stockholders of record can vote their shares by using the Internet or the telephone. Instructions for using these convenient services are set forth on the proxy card or the notice of Internet availability of proxy materials. If you received your materials by mail, you also may vote your shares by marking your votes on the enclosed proxy card, signing and dating it, and mailing it in the enclosed envelope. If you will need special assistance at the meeting because of a disability, please contact the Office of the Secretary, International Business Machines Corporation, 1 New Orchard Road, Armonk, NY 10504.

Frank Sedlarcik

Frank Sedlarcik
Vice President and Secretary

Date:	April 28, 2020
Time:	10 a.m.
Place:	Louisville Marriott Downtown Hotel 280 W. Jefferson Street Louisville, KY 40202

 **Your vote is important.**

Please vote by following the instructions on your proxy card or voting instruction form.

To express our appreciation for your participation, IBM will make a $1 charitable donation to Jobs for the Future, Inc. on behalf of every stockholder account that votes this year.



JFF accelerates the alignment and transformation of the American workforce and education systems to ensure access to economic advancement for all.

The proxy materials, including this Proxy Statement, the IBM 2019 Annual Report, which includes the consolidated financial statements, and the proxy card, or the notice of Internet availability of proxy materials, as applicable, are being distributed beginning on or about March 9, 2020 to all stockholders entitled to vote.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to be held on April 28, 2020: the Proxy Statement and the Annual Report to Stockholders are available at www.ibm.com/investor/material/.

Websites throughout this Proxy Statement are provided for reference only. Websites referred to herein are not incorporated by reference into this Proxy Statement.

Proxy Summary

Voting Matters

Stockholders will be asked to vote on the following matters at the Annual Meeting:

Items of Business	Board's recommendation	Where to find details
1. Election of 14 Directors	**FOR all nominees**	**P. 10-16**
2. Ratification of PricewaterhouseCoopers LLP as our Independent Registered Public Accounting Firm	**FOR**	**P. 73**
3. Advisory Vote on Executive Compensation	**FOR**	**P. 74**
4. Stockholder Proposal on Shareholder Right to Remove Directors	AGAINST	**P. 75-76**
5. Stockholder Proposal on the Right to Act by Written Consent	AGAINST	**P. 76-77**
6. Stockholder Proposal to Have an Independent Board Chairman	AGAINST	**P. 78-79**

What's new?

We continue to enhance our governance, compensation, and sustainability practices and disclosures. Among many other items, since last year, IBM has:

- **Continued our commitment to active Board diversity and refreshment with the addition of 2 new independent directors to the Board since the last Proxy Statement**
- **Enhanced transparency on the design of IBM's executive compensation programs with increased disclosure on metric targets**
- **Held our annual Corporate Responsibility Webcast, which included a new segment on ethics in Artificial Intelligence and Data Privacy**
- **Signed The Business Roundtable Statement on the Purpose of a Corporation, promoting (i) delivering value to customers, (ii) investing in employees, (iii) dealing fairly and ethically with suppliers, (iv) supporting communities and (v) generating long-term shareholder value**

Governance Highlights (PAGE 20)

Effective Board leadership, independent oversight and strong corporate governance

- Executed a world-class succession process   **NEW**
- 2 new independent directors since the last Proxy Statement **NEW**
- Independent Lead Director with robust and well-defined responsibilities
- Executive session led by independent Lead Director at each Board meeting
- Proactive Board and Committee refreshment with focus on optimal mix of skills and experience
- Annual review of the Board leadership structure
- Confidential voting

Stockholder rights and accountability

- Annual election of all directors
- Majority voting for directors in uncontested elections
- Stockholder special meeting right
- Proxy access
- No stockholder rights plan
- No supermajority voting provisions
- Robust year-round stockholder engagement process
- Signatory of Commonsense Principles 2.0
- Endorser of Investor Stewardship Group Principles
- Signatory to the Business Roundtable Statement on the Purpose of a Corporation   **NEW**

Director Nominees

IBM's Board is composed of a diverse, experienced group of global thought, business, and academic leaders.

Director	Age	Primary Occupation	Director Since	Audit	Directors and Corporate Governance	Executive Compensation and Management Resources	Executive	Audit Committee Financial Expert
Thomas Buberl (NEW)	46	Chief Executive Officer, AXA S.A.	2020*					
Michael L. Eskew Lead Director	70	Retired Chairman and Chief Executive Officer, United Parcel Service, Inc.	2005	●			●	●
David N. Farr	65	Chairman and Chief Executive Officer, Emerson Electric Co.	2012	●				●
Alex Gorsky	59	Chairman and Chief Executive Officer, Johnson & Johnson	2014			●	●	
Michelle J. Howard	59	Retired Admiral, United States Navy	2019		●			
Arvind Krishna (NEW)	57	Chief Executive Officer, IBM**	2020**				●	
Andrew N. Liveris	65	Retired Chairman and Chief Executive Officer, The Dow Chemical Company	2010			●		
F. William McNabb III (NEW)	62	Retired Chairman and Chief Executive Officer, The Vanguard Group, Inc.	2019	●				●
Martha E. Pollack	61	President, Cornell University	2019			●		
Virginia M. Rometty	62	Chairman, President and Chief Executive Officer, IBM***	2012				●	
Joseph R. Swedish	68	Senior Advisor and Retired Chairman, President and Chief Executive Officer, Anthem, Inc.	2017			●		
Sidney Taurel	71	Chairman Emeritus, Eli Lilly and Company Chairman, Pearson plc	2001		●			
Peter R. Voser	61	Retired Chief Executive Officer, Royal Dutch Shell plc and Chairman, ABB Ltd.	2015	●				●
Frederick H. Waddell	66	Retired Chairman and Chief Executive Officer, Northern Trust Corporation	2017		●		●	●
Number of meetings held in 2019				10	5	5	0	

*Mr. Buberl was elected to the Board of Directors, effective April 28, 2020.

**Effective April 6, 2020.

***Mrs. Rometty will become Executive Chairman, effective April 6, 2020.

Audit: 🔍

Directors and Corporate Governance: 🏛

Executive Compensation and Management Resources: 🎯

Executive: 👤

Audit Committee Financial Expert: 📊

Optimal Mix of Skills and Experience of Director Nominees

IBM's directors collaboratively contribute significant experience in the areas most relevant to overseeing the Company's business and strategy.

Experience or Expertise	Number of director nominees	
Public Company Board	11	Industry leaders with deep executive and oversight experience
Organizational Leadership and Management	14	
Global Business Operations	12	Global operational experience to oversee a business of IBM's scale, scope, and complexity
Finance/Public Company CFO	7	
Technology, Cybersecurity or Digital	14	Critical skill given industry trends and transformation
Government/Public Policy	14	Key insight into IBM's regulatory environment

---

Board of Directors Snapshot

50%
of director nominees added in the last 3 years

>95%
overall attendance at Board and Committee meetings in 2019

29
Board and Committee meetings in 2019

12 out of 14
director nominees are independent

Strong Board Diversity

The Board represents a deliberate mix of members who have a deep understanding of our business and members who bring new skills and fresh perspectives. Additionally, more than 25 percent of our director nominees are ethnically or gender diverse. We have a deliberate mix of age and tenure on the Board. This mix of new and tenured directors reflects our commitment to ongoing and proactive Board refreshment.

Gender Diversity



2 of 4
independent directors added since 2019 are women

Tenure of Director Nominees

LESS THAN 5 YEARS	7 DIRECTORS
5–10 YEARS	4 DIRECTORS
MORE THAN 10 YEARS	3 DIRECTORS

Average tenure is **5.7 years**

Integrated Approach to Stockholder Engagement


IBM's Year-Round Engagement Process

Engaging with Stockholders

Offer in-season engagement to stockholders owning, in the aggregate, a majority of shares that vote each year

In 2019, engaged with 70% of institutional investors and >250,000 retail investors leading up to the Annual Meeting

Off-Season engagement offered to stockholders owning, in the aggregate, more than 50% of shares that vote each year and met with many that voted at the 2019 Annual Meeting

Periodic Stockholder Webcast Updates

Hold multiple webcasts throughout the year to keep stockholders abreast of Company developments

In 2019, held stockholder webcasts on Corporate Responsibility and the acquisition of Red Hat and hosted an investor reception at our annual THINK conference

Enhancing Practices

Stockholder feedback is integrated into boardroom discussions and helps to inform the Board's decisions and the Company's practices and disclosures

To encourage stockholder participation in the Annual Meeting, made a $300,000 charitable donation to AnitaB.org in 2019; increased retail voting by more than 12% year over year

Robust Conversations

IBM customizes its engagements by aligning discussion topics with stockholders' areas of interest, some of which include:

- Business Strategy & Finance
- Board & Corporate Governance
- Human Capital Management & Executive Compensation
- Corporate Social Responsibility & Environmental Affairs

Recent Outcomes of Engagement

Governance

- Continued focus on active Board refreshment and diversity
- Active committee chair and member rotation
- Enhanced disclosure of Board oversight practices

Compensation

- Added total IBM revenue metric to the Annual Incentive Program (AIP) beginning in 2019
- 2019 AIP and 2019-2021 Long Term Incentive Plan targets were updated to include the Red Hat acquisition
- Enhanced transparency on IBM's executive compensation programs design with increased disclosure on metric targets

Corporate Social Responsibility

- Held an investor webcast devoted entirely to sustainability topics, including corporate citizenship, diversity and inclusion, supply chain, artificial intelligence, data privacy, environment, and governance
- Ensured that IBM attendees with specific areas of sustainability expertise were available for dialogue with investors

Business Highlights

In 2019, IBM took significant actions to establish itself as the high value technology company and built the foundation to lead in the cloud and cognitive era. The company expanded gross profit margins in the year, generated strong cash realization, reshaped the portfolio and is now positioned for sustainable revenue growth going forward.

2019 Performance Highlights

Revenue
$77.1B



Grew Cloud revenues to over $21 billion, up 11% year over year and accelerating in the fourth quarter to 21% year over year.

Grew high value segments of Cloud & Cognitive Software and Global Business Services for the year.

Closed the Red Hat acquisition, divested $2 billion in non-strategic revenues and launched new innovation with z15, Cloud Paks and new storage products.

Gross Profit Margin
47.3%



Expanded full year GAAP gross margins 90 basis points and non-GAAP operating gross margins 110 basis points, reflecting a continued shift to higher value business mix and improved Services productivity.

Pre-tax Income
$10.2B



Generated over $10 billion in GAAP pre-tax income and non-GAAP operating pre-tax income of $12.5 billion.

Cash from Operations
$14.8B



GAAP cash from operations of nearly $15 billion was down modestly year-over-year driven by higher cash taxes.

Delivered nearly $12 billion in free cash flow with realization of 126%.

Increased the dividend for the 24th consecutive year, returning over $7 billion to stockholders through dividends and share repurchases.

Compensation Highlights (PAGE 32)

Our compensation strategy supports IBM's high value business model

What We Do	What We Don't Do
☑ **Tie a significant portion of pay to Company performance** ☑ **Mitigate risk taking by emphasizing long-term equity incentives, placing caps on potential payments, and maintaining robust clawback provisions** ☑ **Require significant share ownership by the Chairman and CEO, the Executive Vice President and Senior Vice Presidents** ☑ **Utilize noncompetition and nonsolicitation agreements for senior executives** ☑ **Remove impact of share repurchase on executive incentives**	⊗ No individual severance or change-in-control agreements for executive officers ⊗ No excise tax gross-ups for executive officers ⊗ No dividend equivalents on unearned RSUs/PSUs ⊗ No hedging/pledging of IBM stock ⊗ No stock option repricing, exchanges or options granted below market value ⊗ No guaranteed incentive payouts for executive officers ⊗ No accelerated vesting of equity awards for executive officers ⊗ No above-market returns on deferred compensation plans

IBM Board of Directors

Overview

IBM's Board of Directors is responsible for supervision of the overall affairs of IBM. Following the Annual Meeting in 2020, the Board will consist of 14 directors. In between annual meetings, the Board has the authority under the by-laws to increase or decrease the size of the Board and to fill vacancies.

Director Selection Process

The Directors and Corporate Governance Committee is responsible for leading the search for qualified individuals for election as directors to ensure the Board has the optimal mix of skills, expertise, experience, and diversity of backgrounds. The Committee recommends candidates to the full Board for election.

The Board believes that the following core attributes are key to ensuring the continued vitality of the Board and excellence in the execution of its duties:

				
experience as a leader of a business, firm or institution;	mature and practical judgment;	the ability to comprehend and analyze complex matters, including digital innovation;	effective interpersonal and communication skills; and	strong character and integrity.

The Committee and the Board also focus on ensuring that the Board reflects a diversity of backgrounds, including gender, ethnicity, talents and perspectives.

The Committee and the Board identify candidates through a variety of means, including:

- recommendations from members of the Committee and the full Board;
- information the Committee requests from the Secretary of IBM;
- suggestions from IBM management; and
- a third-party search firm, from time to time.

Director Skills and Qualifications

The IBM Board is composed of a diverse group of members, all leaders in their respective fields. All of the current directors have leadership experience at major domestic and international organizations with operations inside and outside the United States, at academic or research institutions, or in government. Directors also have deep industry expertise as leaders of organizations within some of the Company's most important client industries and constituencies.

Building the Right Board for IBM: Key Director Attributes



Business Operation, Innovation, Transformation and Digital Experience

100% of IBM Directors have led complex organizations

For over a century, IBM has continuously reinvented itself to help its clients move from one era to the next. The ability to comprehend and analyze complex matters, including technology, is key to the IBM Board's oversight of the Company's innovation and digital transformation. All IBM directors have led large organizations, crucial experience for understanding and overseeing the scale, scope, and complexity of IBM's business.



Industry Expertise

Director-wide industry experience includes:

- **Information Technology**
- **Financial Services and Insurance**
- **Healthcare**
- **Pharmaceuticals**
- **Energy**
- **Chemicals**
- **Transport & Logistics**
- **Manufacturing**
- **Private Equity**
- **Research & Development**
- **Government**

IBM uniquely combines innovative technology with deep industry expertise, underpinned by security, trust, and responsible stewardship. IBM's directors have experience leading organizations in a variety of industries that enhance the Board's knowledge. Their perspectives on contemporary business issues and experience running data-intensive organizations are an asset to the Company and to our shareholders.



Global Perspective

Every IBM Director has international experience

IBM conducts business around the globe. Our business success is derived from an understanding of diverse business environments and economic conditions, and a broad perspective on global business opportunities. The Board's diverse and international experience is crucial for IBM, which operates in more than 175 countries around the world.

The Directors and Corporate Governance Committee and the Board believe that the above-mentioned attributes, along with the leadership skills and other experiences of the Board members described below, provide IBM with the perspectives and judgment necessary to guide IBM's strategies and oversee their execution.

Director	Client Industry Expertise	Organizational Leadership and Management	U.S. Business Operations	Global Business Operations	CFO	Specific Risk Oversight/Risk Management Exposure	Technology, Cybersecurity or Digital	Academia	Government/ Regulatory, Business Associations or Public Policy	Public Board	Gender/ Ethnic Diversity
Thomas Buberl	Financial Services & Insurance	✓	✓	✓		✓	✓		✓	✓	
Michael L. Eskew	Transport & Logistics	✓	✓	✓		✓	✓		✓	✓	
David N. Farr	Manufacturing	✓	✓	✓		✓	✓		✓	✓	
Alex Gorsky	Healthcare	✓	✓	✓		✓	✓		✓	✓	
Michelle J. Howard	Government	✓				✓	✓	✓	✓		✓
Arvind Krishna	Information Technology	✓	✓	✓		✓	✓		✓		✓
Andrew N. Liveris	Chemicals	✓	✓	✓		✓	✓		✓	✓	
F. William McNabb III	Financial Services & Insurance	✓	✓	✓		✓	✓		✓	✓	
Martha E. Pollack	Research & Development	✓				✓	✓	✓	✓		✓
Virginia M. Rometty	Information Technology	✓	✓	✓		✓	✓		✓	✓	✓
Joseph R. Swedish	Healthcare	✓	✓	✓		✓	✓		✓	✓	
Sidney Taurel	Healthcare	✓	✓	✓		✓	✓		✓	✓	
Peter R. Voser	Energy	✓	✓	✓	✓	✓	✓		✓	✓	
Frederick H. Waddell	Financial Services & Insurance	✓	✓	✓		✓	✓		✓	✓	

The following client industries provide a snapshot into the many key and diverse industries in which our directors have relevant experience. Many of our directors have experience in multiple client industries.

Healthcare:  Financial Services & Insurance:  Transport & Logistics:

Energy: Manufacturing: Research & Development:

Government: Information Technology: Chemicals:

New Independent Directors Since the 2019 Proxy Statement



Thomas Buberl

Mr. Buberl is the Chief Executive Officer of AXA S.A., one of the world's largest global insurance firms. Mr. Buberl's experience leading AXA through a digital transformation, accelerating business innovation and leveraging data to meet customers' rapidly evolving needs in the digital world will be valuable to IBM and its stockholders.



F. William McNabb III

Mr. McNabb is the retired Chairman and Chief Executive Officer of The Vanguard Group. Mr. McNabb's experience in global investing, deep commitment to delivering long-term value, and leadership in corporate governance are valuable attributes and perspectives for IBM stockholders.

1. Election of Directors for a Term of One Year

The Board proposes the election of the following director nominees for a term of one year. Below is information about each nominee, including biographical data for at least the past five years. If one or more of these nominees become unavailable to accept a nomination or election as a director, the individuals named as proxies on the proxy card will vote the shares that they represent for the election of such other persons as the Board may recommend, unless the Board reduces the number of directors.

 **THE BOARD RECOMMENDS YOU VOTE FOR EACH OF THE NOMINEES INTRODUCED BELOW.**



Director since: 2020
(effective April 28, 2020)

Age: 46

Committees: None

Thomas Buberl

Chief Executive Officer, AXA S.A., a multinational insurance firm

Qualifications

- Global business experience as chief executive officer of AXA S.A.
- Affiliation with leading business and public policy associations (chair of Pan-European Insurance Forum and member of the Climate Finance Leadership Initiative)
- Acknowledged leader in digital transformation
- Outside board experience as a member of the supervisory board of Bertelsmann SE & Co. KGaA

Relevant experience

Mr. Buberl, 46, joined Winterthur in 2005, which became a subsidiary of AXA in 2006. In 2008, he joined Zurich Insurance Group as chief executive officer for Switzerland. Mr. Buberl returned to AXA in 2012 as chief executive officer for AXA Konzern AG (Germany) and he became a member of AXA's executive committee. In 2015, Mr. Buberl became the chief executive officer of AXA's health business and a member of AXA's group management committee. Mr. Buberl was additionally appointed chief executive officer of AXA's global business line for life & savings and deputy chief executive officer of AXA in early 2016. He was named chief executive officer and joined the board of directors of AXA in September 2016. He is a member of the supervisory board of Bertelsmann, the chair of the Pan-European Insurance Forum and a member of the Climate Finance Leadership Initiative. Additionally, during the past five years, he was a director of AXA Equitable Holdings, Inc., a former subsidiary of AXA S.A.



Director since: 2005

Age: 70

Committees:

🔍 Audit (Chair)

👤 Executive

Michael L. Eskew

Retired Chairman and Chief Executive Officer, United Parcel Service, Inc., a provider of specialized transportation and logistics services

Qualifications

- Global business and technology experience as chairman and chief executive officer of United Parcel Service, Inc.
- Outside board experience as a director of Allstate Corporation, Eli Lilly and Company and 3M Company
- Chairman of a charitable organization

Relevant experience

Mr. Eskew, 70, is IBM's independent Lead Director. Mr. Eskew joined United Parcel Service in 1972. He was named corporate vice president for industrial engineering in 1994, group vice president for engineering in 1996, executive vice president in 1999, vice chairman in 2000, and he was chairman and chief executive officer from 2002 until his retirement at the end of 2007. Mr. Eskew remained on the board of United Parcel Service until the end of 2014. He is a director of Allstate Corporation, Eli Lilly and Company and 3M Company. In addition, he is chairman of the Annie E. Casey Foundation.



David N. Farr

Chairman and Chief Executive Officer, Emerson Electric Co., a diversified manufacturing and technology company

Director since: 2012

Age: 65

Committees:
 Audit

Qualifications

- Global business and technology experience as chairman and chief executive officer of Emerson Electric Co.
- Affiliation with leading business and public policy associations (director of the U.S.-China Business Council)
- Outside board experience as former director of Delphi Corporation

Relevant experience

Mr. Farr, 65, joined Emerson in 1981 and subsequently held various executive positions. He was named senior executive vice president and chief operating officer in 1999, chief executive officer in 2000 and chairman and chief executive officer in 2004. Mr. Farr was named chairman, president and chief executive officer in 2005 and chairman and chief executive officer in 2010. He is currently a member of the executive committee and the former chairman of the National Association of Manufacturers and is currently a director of the U.S.-China Business Council.



Alex Gorsky

Chairman and Chief Executive Officer, Johnson & Johnson, a global healthcare products company

Director since: 2014

Age: 59

Committees:

Executive Compensation & Management Resources (Chair)

Executive

Qualifications

- Global business and technology experience as chairman and chief executive officer of Johnson & Johnson
- Affiliation with leading business and public policy associations (member of the Business Roundtable and The Business Council)
- Experience as a university trustee

Relevant experience

Mr. Gorsky, 59, joined Johnson & Johnson in 1988. In 2003, he was named company group chairman of the Johnson & Johnson pharmaceutical business in Europe, the Middle East and Africa. Mr. Gorsky left Johnson & Johnson in 2004 to join the Novartis Pharmaceuticals Corporation, where he served as head of the company's pharmaceutical business in North America.

Mr. Gorsky returned to Johnson & Johnson in 2008 as company group chairman for Ethicon. In early 2009, he was appointed worldwide chairman of the Surgical Care Group and member of the executive committee. In September 2009, he was appointed worldwide chairman of the Medical Devices and Diagnostics Group. Mr. Gorsky became vice chairman of the executive committee in January 2011. He was named chief executive officer and joined the board of directors in April 2012, and was named chairman in December 2012. Mr. Gorsky is a member of the Business Roundtable's Board of Directors and Chairman of its Corporate Governance Committee. Mr. Gorsky also serves on the boards of the Travis Manion Foundation, the National Academy Foundation and the Wharton Board of Overseers.



Michelle Howard
Retired Admiral, United States Navy

Director since: 2019

Age: 59

Committees:

🏛 Directors & Corporate Governance

Qualifications

- Leadership and policy experience as the U.S. Navy's first woman four-star admiral
- Operational experience as commander of U.S. Naval Forces in Europe and Africa
- Global operations and technology experience as Vice Chief of Naval Operations, with focus on cybersecurity and information technology in the digital age
- Leadership and teaching positions in government and academia

Relevant experience

Admiral Michelle J. Howard, 59, is a retired United States Navy officer. Admiral Howard began serving in the United States Navy in 1982, after graduating from the U.S. Naval Academy. During her 35 years of service, she led sailors and marines as, at various times, the Commander of a ship, an Expeditionary Strike Group, a Task Force, and a Naval theater. In 1999, she became the first African American woman to command a ship in the United States Navy. In 2014, she was the first woman to become a four-star admiral in the U.S. Navy and the first woman and African American to be appointed to the position of Vice Chief of Naval Operations, the second-highest ranking uniformed officer in the branch. Responsible for the Navy's day-to-day operations, she focused on cyber culture and information security in the digital age, as well as gender integration. In 2016, Admiral Howard was appointed by the President to serve as commander of U.S. Naval Forces in Europe and Africa and the Allied Joint Forces Command in Naples, Italy, making her the first woman four-star admiral to command operational forces. She retired from the Navy in 2017.

Admiral Howard's distinguished career in national defense has included both at-sea and ashore posts, placing her in key leadership positions within the areas of engineering, operations, and strategic planning, and policy. Admiral Howard is a graduate of the U.S. Naval Academy and the U.S. Army Command and General Staff College. She is currently the J.B. and Maurice C. Shapiro Professor of International Affairs at the Elliott School of International Affairs at George Washington University, where she teaches in the areas of cybersecurity and international policy.



Arvind Krishna
Senior Vice President, Cloud and Cognitive Software, IBM
Chief Executive Officer of IBM, effective April 6, 2020

Director since: 2020
(effective April 6, 2020)

Age: 57

Committees:

👤 Executive
(effective April 6, 2020)

Qualifications

- Global business and organizational leadership experience as IBM's Senior Vice President for Cloud and Cognitive Software
- Research experience as Director of IBM Research and a computer scientist with expertise in key IBM technologies such as artificial intelligence, cloud, quantum computing and blockchain
- Technology experience as general manager of IBM's Systems and Technology group

Relevant experience

Arvind Krishna, 57, will become the chief executive officer of IBM, and a member of the Board of Directors, effective April 6, 2020. Dr. Krishna joined IBM in 1990. Since 2017, he has led the IBM Cloud and Cognitive Software business unit, and was a principal architect of the acquisition of Red Hat, the largest acquisition in the Company's history. Dr. Krishna has also served as the director of IBM's research division since 2015. Previously, he was general manager of IBM's Systems and Technology Group, IBM's development and manufacturing organization. Prior to that, he built and led many of IBM's data-related businesses. He has an undergraduate degree from the Indian Institute of Technology, Kanpur, and a PhD. in electrical engineering from the University of Illinois at Urbana-Champaign.



Andrew N. Liveris

Retired Chairman and Chief Executive Officer, The Dow Chemical Company, a materials, polymer, chemicals, and biological sciences enterprise

Director since: 2010

Age: 65

Committees:

⊙ Executive Compensation & Management Resources

Qualifications

- Global business and technology experience as the former chairman, president and chief executive officer of The Dow Chemical Company and executive chairman of DowDuPont Inc.
- U.S. and international government service (former chairman of the President's American Manufacturing Committee, member of the President's Task Force on Apprenticeship Expansion, member of the Australian government's Industry Growth Centres Advisory Committee and Thailand's Board of Investment)
- Affiliation with leading business and public policy associations (vice chairman of the executive committee of the Business Roundtable and executive committee member and former chairman of The Business Council)
- Experience as a university trustee

Relevant experience

Mr. Liveris, 65, joined Dow in 1976 and subsequently held various executive positions, including vice president of specialty chemicals from 1998 to 2000, business group president for performance chemicals from 2000 to 2003, and president and chief operating officer from 2003 to 2004. Mr. Liveris was named president and chief executive officer of Dow in 2004 and chairman in 2006. In 2016, he transitioned the president role and continued as chairman and chief executive officer of Dow until late 2017, when he transitioned to the position of executive chairman of DowDuPont, a position he held until his retirement in July 2018. Mr. Liveris is a director of WorleyParsons, Saudi Aramco and NOVONIX Limited. Additionally, Mr. Liveris served as chairman of the President's American Manufacturing Committee and as a member of the President's Export Council. Mr. Liveris also serves as vice chairman of the Executive Committee of the Business Roundtable, and as an Executive Committee member and former chairman of The Business Council. Mr. Liveris is also a trustee of The King Abdullah University of Science and Technology (KAUST), the Minderoo Foundation of Australia and the United States Council for International Business (USCIB).



Frederick William McNabb, III

Retired Chairman and Chief Executive Officer, The Vanguard Group, Inc., one of the world's largest investment management companies

Director since: 2019

Age: 62

Committees:

🔍 Audit

Qualifications

- Global business and technology experience as chairman and chief executive officer of The Vanguard Group, Inc.
- Outside board experience as a director of UnitedHealth Group
- Member of several advisory boards at academic institutions

Relevant experience

Mr. McNabb, 62, served as chairman of The Vanguard Group, Inc. from 2008 until his retirement in 2018 and served as chief executive officer from 2008 to 2017. He joined Vanguard in 1986. In 2010, he became chairman of the board of directors and the board of trustees of the Vanguard group of investment companies. Earlier in his career, Mr. McNabb led each of Vanguard's client facing business divisions. Mr. McNabb served as the vice-chairman of the Investment Company Institute's Board of Governors and served as its chairman from 2013 to 2016. He is a director of UnitedHealth Group and serves as a member of its audit committee. He is also a director of Duff & Phelps and Axiom. Mr. McNabb is chairman of the board of the Zoological Society of Philadelphia and chairman of Ernst & Young's Independent Audit Quality Committee. Mr. McNabb also serves on the Wharton Leadership Advisory Board, the Dartmouth Athletic Advisory Board, the Advisory Board of the Ira M. Millstein Center for Global Markets and Corporate Ownership at Columbia University and is also a board member of CECP: The CEO Force for Good.



Director since: 2019

Age: 61

Committees:

⊚ Executive
Compensation
& Management
Resources

Martha E. Pollack

President, Cornell University, a leading research university that creates new technologies and achieves fundamental breakthroughs in understanding and improving lives around the world

Qualifications

- Organizational leadership, management and risk oversight, and management experience as president of Cornell University

- Research experience as a computer scientist with expertise in artificial intelligence as a professor of computer science, information science, and linguistics

- U.S. Government service as a former member of the advisory committee for the National Science Foundation's Computer and Information Science and Engineering Division

- Healthcare experience as a former member of the Board of Directors of the University of Michigan Hospitals and Health Center, and as a member (*ex officio*) of the board of overseers of Weill Cornell Medicine

- Technology experience as a fellow of the Association for Computing Machinery, a former president of the Association for the Advancement of Artificial Intelligence, a former board member of the Computing Research Association, and a former member of the technical staff in the Artificial Intelligence Center at SRI International

Relevant experience

Dr. Pollack, 61, is the president of Cornell University and a professor of computer science, information science and linguistics. She took office in 2017. From 2000 to 2017, Dr. Pollack held various positions at the University of Michigan with increasing responsibility, including dean of the School of Information, vice provost for academic and budgetary affairs, and finally, provost and executive vice president for academic affairs. Dr. Pollack is a fellow of the American Association for the Advancement of Science, the Association for Computing Machinery and the Association for the Advancement of Artificial Intelligence. Dr. Pollack has served as editor-in-chief of the *Journal of Artificial Intelligence Research*, a former president of the Association for the Advancement of Artificial Intelligence, a former member of the technical staff in the Artificial Intelligence Center at SRI International, a member of the advisory committee for the National Science Foundation's Computer and Information Science and Engineering Division, and a former member of the board of directors of the Computing Research Association. Dr. Pollack also served on the Steering Committee of the Jacobs Technion-Cornell Institute, the academic partnership between Cornell and Technion-Israel Institute of Technology at Cornell Tech.



Director since: 2012

Age: 62

Committees:

👤 Executive (Chair)

Virginia M. Rometty

Chairman, President and Chief Executive Officer, IBM
Executive Chairman of IBM, effective April 6, 2020

Qualifications

- Global business and technology experience as chairman, president and chief executive officer of IBM

- Affiliation with leading business and public policy associations (member of the Business Roundtable, the Council on Foreign Relations and the Peterson Institute for International Economics)

- U.S. Government service (former member of the President's Export Council)

- Experience as a university trustee

Relevant experience

Mrs. Rometty, 62, joined IBM in 1981. She was elected senior vice president of Global Business Services in 2005, senior vice president of Sales and Distribution in 2009, senior vice president and group executive of Sales, Marketing, and Strategy in 2010, president and chief executive officer of IBM in early 2012 and chairman in late 2012. She is a member of the Business Roundtable, the Council on Foreign Relations, the Board of Trustees of Northwestern University and the Board of Overseers and Managers of Memorial Sloan-Kettering Cancer Center, and formerly served on the President's Export Council.



Joseph R. Swedish

Senior Advisor and Retired Chairman, President and Chief Executive Officer, Anthem, Inc., a leading health benefits provider

Director since: 2017

Age: 68

Committees:

Executive Compensation & Management Resources

Qualifications

- Global business and technology experience as executive chairman, president, and chief executive officer of Anthem, Inc.
- Affiliation with leading business and public policy associations (former member of the Business Roundtable and graduate member of The Business Council)
- Outside board and technology experience as a director of CDW Corporation
- Experience as the chairman of a university oversight board

Relevant experience

Mr. Swedish, 68, joined Anthem in 2013 as chief executive officer and was named chairman of Anthem's board in 2015. He was the chairman, chief executive officer and president until late 2017 when he retired and became the executive chairman, a position he held until his retirement in May 2018.

Prior to joining Anthem, he was the division president of Hospital Corporation of America from 1993 to 1998, president and chief executive officer of Centura Health from 1999 to 2004 and then served as president and chief executive officer of Trinity Health Corporation from 2004 to 2013. Mr. Swedish became a director of Mesoblast Limited in 2018 and was named its chairman in March 2019. He is also a director of Centrexion Therapeutics. He also served as a director of the Blue Cross Blue Shield Association, the National Institute for Health Care Management, the Central Indiana Corporate Partnership, Inc. and as a member of the Business Roundtable. Mr. Swedish is currently a member and past chairman of the Board of Visitors of Duke University's Fuqua School of Business and was the past chairman of America's Health Insurance Plans. He is a graduate member of The Business Council and a past member of the Duke Margolis External Advisory Board. He is also a director of CDW Corporation and Proteus Digital Health, Inc. Mr. Swedish also serves as Co-Founder & Partner at Concord Health Partners, a private equity firm focused on strategic investing in healthcare portfolio companies.



Sidney Taurel

Chairman Emeritus, Eli Lilly and Company, a pharmaceutical company
Chairman, Pearson plc, a provider of digital education products and services

Director since: 2001

Age: 71

Committees:

Directors & Corporate Governance

Qualifications

- Global business experience as chairman of Pearson plc and chairman and chief executive officer of Eli Lilly and Company
- Private equity management and investment banking experience as former senior advisor of Capital Royalty L.P. and senior advisor of Moelis & Company
- U.S. Government service (former member of the Homeland Security Advisory Council, the President's Export Council and the Advisory Committee for Trade Policy and Negotiations)
- Affiliation with leading business association (former graduate member of The Business Council)
- Outside board experience as a director of McGraw Hill Financial, Inc.
- Member of a university oversight board

Relevant experience

Mr. Taurel, 71, joined Eli Lilly in 1971 and held management positions in the company's operations in South America and Europe. He was named president of Eli Lilly International Corporation in 1986, executive vice president of the Pharmaceutical Division in 1991, executive vice president of Eli Lilly and Company in 1993, and president and chief operating officer in 1996. He was named chief executive officer of Eli Lilly and Company in 1998 and chairman in 1999. Mr. Taurel retired as chief executive officer in early 2008 and as chairman in late 2008. He became chairman of Pearson plc in 2016. He is also a member of the Board of Overseers of the Columbia Business School. Additionally, during the past five years, he was a director of McGraw Hill Financial, Inc.



Peter R. Voser

Retired Chief Executive Officer, Royal Dutch Shell plc, a global group of energy and petrochemical companies; **Chairman, ABB Ltd.,** a global group of power and automation companies

Director since: 2015

Age: 61

Committees:

 Audit

Qualifications

- Global business and technology experience as chairman of ABB Ltd. and chief executive officer of Royal Dutch Shell plc

- Affiliation with leading business and public policy associations (former member of the European Round Table of Industrialists and a former member of The Business Council)

- Outside board experience as a director of Temasek

Relevant experience

Mr. Voser, 61, joined Shell in 1982 and held a variety of finance and business roles including chief financial officer of Oil Products. In 2002, he joined the Asea Brown Boveri (ABB) Group of Companies as chief financial officer and a member of the ABB Group executive committee. Mr. Voser returned to Shell in 2004, becoming a managing director of The Shell Transport and Trading Company, p.l.c. and chief financial officer of the Royal Dutch/Shell Group. He was appointed chief executive officer of Royal Dutch Shell plc in 2009 and held that position until his retirement in late 2013. Mr. Voser was named chairman of ABB Ltd. in 2015 and was the interim chief executive officer from April 2019 until February 2020. He is a director of Temasek, as well as Group Chairman of the Board of PSA International Pte Ltd, Singapore, a Temasek subsidiary. Mr. Voser is also active in a number of international and bilateral organizations. Additionally, from 2011 until 2019, he was a director of Roche Holding Limited.



Frederick H. Waddell

Retired Chairman and Chief Executive Officer, Northern Trust Corporation, a financial services company

Director since: 2017

Age: 66

Committees:

Directors & Corporate Governance (Chair)

 Executive

Qualifications

- Global business and technology experience as chairman and chief executive officer of Northern Trust Corporation

- Outside board experience as a director of AbbVie Inc.

- Experience as a university trustee

Relevant experience

Mr. Waddell, 66, joined Northern Trust Corporation in 1975 and served as the chairman of the board from November 2009 until his retirement in January 2019. He previously served as chief executive officer from 2008 through 2017, as president from 2006 through 2011 and again from October to December 2016, and as chief operating officer from 2006 to 2008. Additionally, Mr. Waddell is a member of the Board of Trustees of Northwestern University and a director of AbbVie Inc.

Shirley Ann Jackson is not a nominee for election, and her term on the Board will end in April 2020.

✓ THE BOARD RECOMMENDS YOU VOTE FOR EACH OF THE NOMINEES INTRODUCED ABOVE.

Board and Governance

Committees of the Board

Members of the Audit Committee, Directors and Corporate Governance Committee, and the Executive Compensation and Management Resources Committee are non-management directors who, in the opinion of the Board, satisfy the independence criteria established by the Board, and the standards of the Securities and Exchange Commission (SEC) and the New York Stock Exchange (NYSE).

Director	Audit Committee	Directors and Corporate Governance	Executive Compensation and Management Resources	Executive
Michael L. Eskew	Chair			✓
David N. Farr	✓			
Alex Gorsky			Chair	✓
Michelle J. Howard		✓		
Andrew N. Liveris			✓	
F. William McNabb III	✓			
Martha E. Pollack			✓	
Virginia M. Rometty				Chair
Joseph R. Swedish			✓	
Sidney Taurel		✓		
Peter R. Voser	✓			
Frederick H. Waddell		Chair		✓

Effective April 6, 2020, Dr. Krishna will join the Executive Committee.

Board Committee Refreshment

On at least an annual basis, the Directors and Corporate Governance Committee reviews committee assignments and discusses whether rotation of Committee members and Committee Chairs is appropriate to introduce fresh perspectives and to broaden and diversify the views and experiences represented on the Board's Committees. The Board continues to actively refresh its committees.

In 2019, Mr. Waddell rotated from the Directors and Corporate Governance Committee to the Audit Committee. Additionally, Dr. Pollack joined the Executive Compensation Management Resources Committee, and Admiral Howard and Mr. McNabb each joined the Directors and Corporate Governance Committee. In 2020, Mr. McNabb rotated to the Audit Committee and Mr. Waddell rotated to, and became chair of, the Directors and Corporate Governance Committee. Two of the three standing committees have new chairs in the last two years.

Audit Committee



Members:

Michael L. Eskew (Chair)
David N. Farr
Peter Voser
F. William McNabb III

Audit Committee Financial Experts:

Michael L. Eskew
David N. Farr
Peter Voser
F. William McNabb III

Number of meetings in 2019: 10

Key Responsibilities:

The Audit Committee is responsible for reviewing reports of IBM's financial results, audit results, internal controls, and adherence to IBM's Business Conduct Guidelines in compliance with applicable laws and regulations, including federal procurement requirements. Concurrent with that responsibility, set out more fully in the Charter, the Audit Committee performs many other functions, including:

- selecting the independent registered public accounting firm and reviewing its selection with the Board;
- annually preapproving the proposed services to be provided by the accounting firm during the year;
- reviewing the procedures of the independent registered public accounting firm for ensuring its independence with respect to the services performed for IBM; and
- meeting with management prior to each quarterly earnings release.

The Audit Committee chair, pursuant to authority delegated by the Audit Committee, may approve engagements with the independent registered public accounting firm that are outside the scope of the services and fees approved by the Committee, which are later presented to the Committee.

The Board has determined that each member of the Committee qualifies as an Audit Committee Financial Expert as defined by the rules of the SEC.

Charter: *http://www.ibm.com/investor/governance/audit-committee-charter.html*

Directors and Corporate Governance Committee 🏛



Members:

Frederick Waddell (Chair)
Michelle J. Howard
Sidney Taurel

Number of meetings in 2019: 5

Key Responsibilities:

The Directors and Corporate Governance Committee is devoted primarily to the continuing review and articulation of the governance structure and practices of the Board. Concurrent with that responsibility, set out more fully in the Charter, the Directors and Corporate Governance Committee performs many other functions, including:

- recommending qualified candidates to the Board for election as directors of IBM, including the slate of directors that the Board proposes for annual election by stockholders at the Annual Meeting, and planning for future Board and Committee refreshment actions;
- advising and making recommendations to the Board on all matters concerning directorship practices, and on the function and duties of the committees of the Board;
- making recommendations to the Board on compensation for non-management directors;
- reviewing and considering IBM's position and practices on significant public policy issues, such as protection of the environment, corporate social responsibility, sustainability, and philanthropic contributions; and
- reviewing and considering stockholder proposals, including those dealing with issues of public and social interest.

As discussed above, the Committee is responsible for recommending qualified candidates to the Board for election as directors of IBM. The Committee recommends candidates based on their business or professional experience, the diversity of their background (including gender and ethnic diversity), and their talents and perspectives.

Charter: *http://www.ibm.com/investor/governance/director-and-corporate-governance.html*

Executive Compensation and Management Resources Committee



Members:

Alex Gorsky (Chair)
Andrew Liveris
Martha Pollack
Joseph Swedish

Number of meetings in 2019: 5

Key Responsibilities:

The Executive Compensation and Management Resources Committee has responsibility for defining and articulating IBM's overall executive compensation philosophy, and administering and approving all elements of compensation for elected corporate officers. Concurrent with that responsibility, set out more fully in the Charter, the Executive Compensation and Management Resources Committee performs many other functions, including:

- reviewing and approving the corporate goals and objectives relevant to the Chairman and CEO's compensation, evaluating her performance in light of those goals and objectives and, together with the other independent directors, determining and approving the Chairman and CEO's compensation based on this evaluation;

- reviewing IBM's human capital management, diversity and inclusion and other management resources programs, including overseeing, along with the full Board, the succession-planning process of the CEO and other senior management positions;

- approving, by direct action or through delegation, participation in and all awards, grants, and related actions under IBM's various equity plans;

- managing the operation and administration of the IBM Supplemental Executive Retention Plan;

- reviewing the compensation structure for IBM's officers and providing oversight of management's decisions regarding performance and compensation of other employees; and

- monitoring compliance with stock ownership guidelines.

The Committee reports to stockholders as required by the SEC (see 2019 Report of the Executive Compensation and Management Resources Committee of the Board of Directors in this Proxy Statement).

Members of the Committee are not eligible to participate in any of the plans or programs that the Committee administers.

Charter: *http://www.ibm.com/investor/governance/executive-compensation-and-management-resources.html*

Compensation Committee Interlocks and Insider Participation: None

Messrs. Gorsky, Liveris, and Swedish and Dr. Pollack each served as members of the Executive Compensation and Management Resources Committee in 2019. All members of the Committee were independent directors, and no member was an employee or former employee of IBM. During 2019, none of our executive officers served on the compensation committee or board of directors of another entity whose executive officer served on our Executive Compensation and Management Resources Committee or Board. Therefore, there is no relationship that requires disclosure as a Compensation Committee interlock.

Executive Committee



The Executive Committee is empowered to act for the full Board in intervals between Board meetings, with the exception of certain matters that by law may not be delegated. The Committee meets as necessary, and all actions by the Committee are reported at the next Board of Directors meeting. The Committee did not meet in 2019.

Members: **Virginia M. Rometty (Chair)**
Michael L. Eskew
Alex Gorsky
Arvind Krishna (effective April 6, 2020)
Frederick Waddell

Number of meetings in 2019: 0

Corporate Governance

IBM's Corporate Governance Principles

IBM's Board of Directors has long adhered to governance principles designed to ensure the continued vitality of the Board and excellence in the execution of its duties. Since 1994, the Board has had in place a set of governance guidelines reflecting these principles, including the Board's policy of requiring a majority of the Board to be comprised of independent directors, the importance of equity compensation to align the interests of directors and stockholders, and the practice of regularly scheduled executive sessions, including sessions of non-management directors without members of management. The IBM Board Corporate Governance Guidelines reflect IBM's principles on corporate governance matters. These guidelines are available at *https://www.ibm.com/investor/governance/corporate-governance-guidelines.html*.

IBM also has a code of ethics for directors, executive officers, and employees. The Business Conduct Guidelines are available on our website at *https://www.ibm.com/investor/att/pdf/BCG_English_Accessible_2018.pdf*. Any amendment to, or waiver of, the Business Conduct Guidelines that applies to one of our directors or executive officers may be made only by the Board or a Board committee, and would be disclosed on IBM's website.

The process by which stockholders and other interested parties may communicate with the Board or non-management directors of IBM is available at *http://www.ibm.com/investor/governance/contact-the-board.html*.

Independent Board

Under the IBM Board Corporate Governance Guidelines, the Directors and Corporate Governance Committee and the full Board annually review the financial and other relationships between the independent directors and IBM as part of the assessment of director independence. The Directors and Corporate Governance Committee makes recommendations to the Board about the independence of non-management directors, and the Board determines whether those directors are independent. In addition to this annual assessment, director independence is monitored by the Directors and Corporate Governance Committee and the full Board on an ongoing basis.



12 out of 14 director nominees are independent

The independence criteria established by the Board in accordance with NYSE requirements and used by the Directors and Corporate Governance Committee and the Board in their assessment of the independence of directors is available at *http://www.ibm.com/investor/governance/director-independence-standards.html*.

Applying those standards to IBM's non-management director nominees, including those directors not standing for election, as well as former directors who served during 2019, the Committee and the Board have determined that each of the following has met the independence standards: T. Buberl, K.I. Chenault, M.L. Eskew, D.N. Farr, A. Gorsky, M.J. Howard, S.A. Jackson, A.N. Liveris, F.W. McNabb III, H.S. Olayan, J.W. Owens, M.E. Pollack, J.R. Swedish, S. Taurel, P.R. Voser and F.H. Waddell.

Mr. Eskew's son is employed by IBM and is not an executive officer. He was hired over a year before Mr. Eskew joined IBM's Board and his compensation and other terms of employment are determined on a basis consistent with IBM's human resources policies. Based on the foregoing, the Board has determined that this relationship does not preclude a finding of independence for Mr. Eskew.

Director Attendance

In 2019, the Board held nine meetings and the committees collectively met 20 times. The Board and the Directors and Corporate Governance Committee recognize the importance of director attendance at Board and committee meetings. In 2019:

- Overall attendance at Board and committee meetings was over 95%; and

- Attendance was at least 75% for each director.

In addition, each director attended IBM's 2019 Annual Meeting of Stockholders. IBM's policy with regard to Board members' attendance at annual meetings of stockholders is available at *http://www.ibm.com/investor/governance/director-attendance-at-annual-meeting.html*.

Independent Leadership Structure

The Directors and Corporate Governance Committee is responsible for the continuing review of the governance structure of the Board, and for recommending to the Board those structures and practices best suited to IBM and its stockholders. The Committee and the Board recognize that different structures may be appropriate under different circumstances. Mrs. Rometty serves as IBM's Chairman and CEO and Mr. Eskew serves as IBM's independent Lead Director, a structure that the Directors and Corporate Governance Committee and the full Board believe is currently in the best interests of IBM and its stockholders. A strong, independent Lead Director with clearly defined duties and responsibilities further enhances the contributions of IBM's independent directors, which have been and continue to be substantial. Mr. Eskew, the Lead Director, has significant global business, technology, leadership, and oversight experience as the former chairman and chief executive officer of United Parcel Service, Inc. Upon Dr. Krishna's succession to Chief Executive Officer, effective April 6, 2020, Mrs. Rometty will continue to serve as Executive Chairman through year-end 2020, when she will retire from IBM.

> **The Board strongly believes that its leadership structure of Mrs. Rometty as Executive Chairman and Mr. Eskew as Lead Director strikes the right balance promoting a clear, unified vision for the Company's strategy, providing the leadership critical for effectively and efficiently implementing the actions needed to ensure strong performance over the long term, while ensuring robust, independent oversight by the Board and Lead Director.**

Role of the Lead Director

Mr. Eskew, the Lead Director, has the following core responsibilities:

- ☑ preside at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors, which are held at every Board meeting;

- ☑ serve as liaison between the Chairman and the independent directors;

- ☑ approve information sent to the Board;

- ☑ approve meeting agendas for the Board;

- ☑ approve meeting schedules in collaboration with the Chairman to ensure there is sufficient time for discussion of all agenda items;

- ☑ authority to call meetings of the independent directors; and

- ☑ if requested by major stockholders, ensure that he is available, as necessary after discussions with the Chairman and Chief Executive Officer, for consultation and direct communication.

In addition to these core responsibilities, the Lead Director engages in other regular activities, including:

- ☑ one-on-one debriefs with the Chairman after each meeting;

- ☑ analyze CEO performance in Executive Session in conjunction with the Executive Compensation and Management Resources Committee chair;

- ☑ review feedback from the Board and committee evaluation process, working with the Directors and Corporate Governance Committee chair on enhancements to Board processes and practices;

- ☑ spend time with senior management outside of Board meetings to ensure a deep understanding of the business and strategy of the Company; and

- ☑ attend Directors and Corporate Governance and Executive Compensation and Management Resources Committee meetings in addition to the committee he chairs.

> **The full Board reviews our leadership structure at least annually to ensure the allocation of responsibilities remains appropriate.**

Executive Session

Regularly scheduled executive sessions, including sessions of independent directors without members of management, chaired by the Lead Director, are held at each Board meeting. Additionally, executive sessions of the independent directors are led by the Chairs of the Directors and Corporate Governance, Executive Compensation and Management Resources, and Audit Committees, respectively, at least once per year.

Board Evaluation Process

IBM's Board utilizes a comprehensive, multi-part process for its ongoing self-evaluation to ensure that the Board is operating effectively and that its processes reflect best practices. From time to time, this process includes a third-party review of the Board's process and evaluation criteria. Each year, IBM's Directors and Corporate Governance Committee oversees the evaluation process to ensure that the full Board and each committee conduct an assessment of their performance and solicit feedback for enhancement and improvement.

1 **The Board conducts an annual self-evaluation to review the effectiveness of the Board and its committees, led by the Chair of the Directors and Corporate Governance Committee. In this comprehensive review, the self-evaluation focuses on:**

- The composition and performance of the Board, including the size, mix of skills and experience and director refreshment practices;

- The quality and scope of the materials distributed in advance of meetings;

- The Board's access to Company executives and operations;

- The promotion of rigorous decision making by the Board and the committees;

- The effectiveness of the Board and committee evaluation processes; and

- The overall functioning of the Board and its committees.

2 **Each committee also performs a self-evaluation in executive session on an annual basis.**

The Audit Committee's evaluation, for example, includes individual, one-on-one interviews between IBM's internal General Auditor and each member of the Committee.

3 **The Chairman holds individual, one-on-one interviews with each IBM director to obtain his or her candid assessment of director performance, Board dynamics and the effectiveness of the Board and its committees.**

4 **The Chairman shares insights from each of these meetings with the Lead Director, the Chair of the Directors and Corporate Governance Committee, and the full Board.**

5 **The Board meets in executive session to discuss the results of the evaluation and any other issues that the directors may want to raise.**

6 **Self-evaluation items requiring follow-up and execution are monitored on an ongoing basis by the Board, each of the committees, and by IBM management. While this formal self-evaluation is conducted on an annual basis, directors share perspectives, feedback, and suggestions continuously throughout the year.**

Succession Planning

IBM has long been recognized for its leadership and talent development. One of the Board's most important responsibilities is to ensure that IBM has the appropriate management to execute the Company's long-term strategy. To fulfill this responsibility, the full Board meets regularly to actively review and plan the succession of the CEO and other senior management positions.

On January 30, 2020, IBM announced that Dr. Arvind Krishna, Senior Vice President, Cloud and Cognitive Software, was elected Chief Executive Officer and a member of the Board of Directors, effective April 6, 2020. Mrs. Rometty will continue as IBM Executive Chairman until her retirement at the end of 2020. The Board's appointment of Dr. Krishna as IBM's next Chief Executive Officer was the result of a world-class, multi-year succession process, during which the Board considered several candidates. In January, the Board determined Dr. Krishna was the right choice to be IBM's next leader, possessing the business acumen, operational skills, and technology vision needed to guide IBM in the fast-moving information technology industry.

In succession planning, the Board discusses:

- Succession process and timeline;

- Profile and candidate assessments, both internal and external, for the CEO and other senior leadership positions;

- Leadership pipeline and development plans for the next generation of senior leadership; and

- Diversity, inclusion, and Company culture.

The Executive Compensation and Management Resources Committee also regularly reviews succession planning and the Company's management resources programs, overseeing a broad range of human capital management topics.

Human Capital Management

The Board strongly believes that much of the future success of IBM depends on the caliber of its talent and the full engagement and inclusion of IBMers in the workplace. Additionally, the Executive Compensation and Management Resources Committee oversees a broad range of human capital management topics, including skills, diversity and inclusion, talent attraction and retention, employee engagement and pay equity.

IBM Focus on Human Capital

- Industry-leading **diversity** and best-in-class **inclusion**; 9 out of 10 IBMers believe that the culture is inclusive and are comfortable being themselves at work

- 9 out of 10 IBMers have acquired strategic **skills** with IBMers completing more than 77 hours of **learning** per person in 2019

- Record **employee engagement** – up significantly in every market globally – with managers accountable at all levels

Political Contributions and Lobbying

IBM is committed to meaningful management, oversight, and accurate reporting with respect to our engagement with government officials, and we consistently seek to provide our stockholders with relevant data regarding our public policy engagement.

 **Political Contributions:** IBM has a long-standing policy not to make contributions of any kind (money, employee time, goods or services), directly or indirectly, to political parties or candidates, including through intermediary organizations, such as political action committees, campaign funds, or trade or industry associations. This policy applies equally in all countries and across all levels of government, even where such contributions are permitted by law.

IBM does not have a Political Action Committee and does not engage in independent expenditures or electioneering communications as defined by law.

 **Lobbying:** IBM engages in lobbying activities in accordance with applicable law and the requirements of IBM's Business Conduct Guidelines. All IBM lobbying activities, including by third parties on behalf of IBM, require the prior approval of the IBM Office of Government and Regulatory Affairs.

IBM files periodic reports with the Secretary of the U.S. Senate and the Clerk of the U.S. House of Representatives detailing its U.S. federal lobbying activities and expenditures, with U.S. state and municipal governments, where required, and with the European Union Transparency Register.

 **Trade Associations:** IBM joins trade and industry associations that add value to IBM, its stockholders and employees. These groups have many members from a wide variety of industries, and cover broad sets of public policy and industry issues. As a result, there may be occasions where the views of a particular association on one or more specific issues are different than IBM's views.

IBM conducts due diligence on trade associations before making contributions to be sure that the association is reputable and has no history of malfeasance. Company policy restricts trade and industry associations from using IBM funds to engage in political expenditures. IBM has procedures to ensure that IBM payments to trade or industry associations comply with this policy.

The IBM Board of Directors, as part of its oversight function, periodically receives reports from senior management relating to IBM's policies and practices regarding governmental relations, public policy, and any associated expenditures.

IBM's senior management, under the leadership of the IBM Office of Government and Regulatory Affairs, closely monitors all public policy advocacy efforts, as well as any lobbying activities.

The Center for Political Accountability's 2019 Report on Corporate Political Disclosure and Accountability gave IBM a score of 98.6 out of 100, naming IBM a trendsetter in Political Disclosure and Accountability and recognizing IBM as one of only 25 companies that prohibit trade associations and non-profits from using company contributions for election-related purposes.

IBM's policies and practices with regard to public policy matters, including lobbying activities and expenditures, are available on its website: *https://www.ibm.com/blogs/policy/governance/.*

Insurance and Indemnification

IBM has renewed its directors and officers indemnification insurance coverage. This insurance covers directors and officers individually where exposures exist other than those for which IBM is able to provide indemnification. This coverage runs from June 30, 2019 through June 30, 2020, at a total cost of approximately $5.1 million. The primary carrier is XL Specialty Insurance Company.

Strategy Oversight

The Board actively oversees IBM's long-term business strategy and is actively engaged in ensuring that IBM's culture reflects its longstanding commitment to integrity, compliance, and inclusion. The Board is continuously engaged with management on these topics. For example, each year, the Board:



Holds a two-day strategy session, including presentations from many senior executives across the Company



Routinely engages with senior management on critical business matters that tie to IBM's overall strategy



Periodically travels to key IBM facilities to obtain a first-hand look at the Company's operations



Regularly meets with the next generation of leadership to ensure the pipeline remains diverse and inclusive

Risk Oversight

In recent years, much attention has been given to the subject of risk and how companies assess and manage risk across the enterprise. At IBM, we believe that innovation and leadership are impossible without taking risks. We also recognize that imprudent acceptance of risk or the failure to appropriately identify and mitigate risk could be destructive to stockholder value.

In addition, an overall review of risk is inherent in the Board's consideration of IBM's long-term strategies and in the transactions and other matters presented to the Board, including capital expenditures, acquisitions and divestitures, and financial matters. The Board's role in risk oversight of IBM is consistent with IBM's leadership structure, with the CEO and other members of senior management having responsibility for assessing and managing IBM's risk exposure, and the Board and its committees providing oversight in connection with those efforts.

The Board is responsible for overseeing management in the execution of its responsibilities and for assessing IBM's approach to risk management. The Board exercises these responsibilities regularly as part of its meetings and also through the Board's three committees, each of which examines various components of enterprise risk as part of their responsibilities. The full Board regularly reviews IBM's enterprise risk management framework and processes.





The Audit Committee continuously reviews financial and audit risks identified through IBM's enterprise management framework.

The Executive Compensation and Management Resources Committee is responsible for assessing risks relating to IBM's compensation programs and employee engagement as an indicator of Company culture, as well as diversity and inclusion and IBM's evolving demands for talent.

The Directors and Corporate Governance Committee oversees risks associated with government and industry regulations, as well as corporate social responsibility, sustainability, environmental, and other societal and governance matters.



IBM's senior management is responsible for assessing and managing IBM's various exposures to risk on a day-to-day basis, including the creation of appropriate risk management programs and policies. IBM has developed a consistent, systemic and integrated approach to risk management, including the enterprise risk management framework, to help determine how best to identify, manage, and mitigate significant risks throughout IBM. Management regularly reports to the Board and the committees on a variety of risks.

 # Cybersecurity

Cybersecurity is a critical part of risk management at IBM. To more effectively address cybersecurity threats, IBM leverages a multi-layered approach. IBM has a dedicated Chief Information Security Officer (CISO) whose team is responsible for leading enterprise-wide information security strategy, policy, standards, architecture, and processes. The CISO is part of IBM's Enterprise & Technology Security (ETS) organization, which works across all of the organizations within the Company to protect IBM, its brand, and its clients against cybersecurity risks.

Both the Board and the Audit Committee each receive regular updates from senior management, including the CISO and ETS leadership and cybersecurity experts in areas such as threat intelligence, major cyber risk areas, emerging global policies and regulations, cybersecurity technologies and best practices, and cybersecurity incidents.

 # Environmental and Climate Change Risk

IBM considers risks as identified by the Financial Stability Board Task Force on Climate-related Financial Disclosures (TCFD) in its risk management process. IBM senior management assesses the significance of environmental and climate-related risks. In addition, they manage these risks and provide regular updates to the Board and to the Directors and Corporate Governance Committee. Furthermore, IBM has established internal objectives and targets for energy conservation, procurement of renewable energy, carbon dioxide (CO_2) emissions reduction and other key environmental performance indicators. Performance against these objectives and targets is routinely monitored, and results are reviewed annually by the Board's Directors and Corporate Governance Committee. Details on IBM's performance against key environmental performance indicators can be found in our annual IBM and the Environment Report.

For the past 29 consecutive years, IBM has voluntarily published its IBM and the Environment Report providing detailed information on our environmental programs and performance. IBM's uninterrupted annual publication of this report since 1990 is unsurpassed across our industry. The most recent IBM and the Environment Report is available at
https://www.ibm.com/ibm/environment/annual/reporting.shtml.

IBM's Approach to Corporate Responsibility and Sustainability

Corporate responsibility has been a hallmark of IBM's culture for over 100 years. We collaborate and engage with communities, clients, governments, shareholders, employees, and society on environmental, social and governance (ESG) issues and responsible stewardship. Our approach to corporate responsibility embodies IBM's values: (1) dedication to every client's success; (2) innovation that matters for our company and for the world; and (3) trust and personal responsibility in all relationships.

At IBM, we believe that advanced technologies have the potential to solve some of the world's most enduring challenges – like fighting fraud in global financial markets, discovering lifesaving medicines, accelerating the acquisition of leading edge skills and safeguarding our food supply. Yet the full promise of this moment will only be realized if society trusts these technologies and the organizations that develop them. Trust and responsibility have been cornerstones of IBM's business since the beginning. These values permeate our culture, from the labs to the boardroom. They are core to every relationship – with our employees, our clients, our shareholders, and the communities in which we live and work.

Critical to our approach is engaging around ESG issues most material to these stakeholders. To support this, the Business for Social Responsibility (BSR) – a non-profit sustainability consulting firm – conducted a non-financial materiality assessment for IBM in early 2019. The results of the assessment were used to inform our corporate responsibility strategy and enhance our stakeholder engagement and disclosure.

The Corporate Responsibility Executive Steering Committee provides corporate social responsibility leadership. The committee is chaired by the Vice President and Global Head of IBM Corporate Citizenship and includes senior leaders from human resources, corporate governance, environmental affairs, research and development, investor relations, government and regulatory affairs and supply chain. Our Corporate Responsibility Working Group includes representatives from the same organizations, and both groups meet regularly and facilitate ongoing stakeholder engagement.

IBM's dedication to economic, environmental and societal performance and leadership is an integral part of IBM's long-term performance strategy. The Board, in conjunction with the appropriate committees, has oversight responsibility for each of these areas. For example, the Directors and Corporate Governance Committee reviews the Company's position and practices on significant issues such as the protection of the environment and corporate citizenship efforts, including philanthropic contributions and engagement with the communities in which the Company operates.

U.N. Sustainable Development Goals: IBM's Contributions

Adopted in 2015, the 17 U.N. Sustainable Development Goals (SDGs) establish a framework to build an inclusive and sustainable world and provide an opportunity for IBM to build upon its collaboration with stakeholders from a cross section of communities, governments, and the social sector. IBM is uniquely positioned to contribute towards the achievement of the 17 SDGs through the proactive management of the Company's internal operations and supply chain, corporate social responsibility programs, diversity and inclusion practices, and most importantly, the IBM products, solutions, and services that IBM offers to clients.

Products, Services and Solutions

    

 

Safer food chains, smarter agriculture, improved water management, faster drug development – these are just a few of the goals that technologies such as artificial intelligence (AI) and the Internet of Things are helping to achieve. Whether through partnerships with social organizations or by collaborating with innovative clients, IBM is helping to enable a wide range of solutions designed to improve lives. This includes:

- **Watson Decision Platform for Agriculture** which is providing AI-driven insights for the agriculture ecosystem to support greater food quality and sustainability.

- **The United Nations Development Programme** is working with IBM Research to apply the latest advances in AI, text analysis and machine learning to automate this rapid integrated assessment and help countries develop more sustainably.

Workplace Diversity and Inclusion

 

IBM's workforce diversity and inclusion programs are helping to promote fairness and equality. Diversity & Inclusion Executive Councils, led by IBM's most senior leaders, are creating an equal opportunity workforce that celebrates diversity, inclusion, and innovation, and over 250 employee-led Business Resource Groups bring together IBMers from over 50 countries around a shared interest in equality.

Environmental Programs

   

IBM's environmental initiatives align with the U.N. SDGs, ranging from our programs to conserve energy, water, and other resources; to our commitments to source renewable energy; to the way we design our products to be reused, recycled, and disposed of properly at the end of their useful lives; to how we prevent pollution from our operations.

Supply Chain

    

 

IBM addresses the environmental and social responsibility aspects of the Company's global supply chain, which includes more than 13,000 members. The Company maintains a robust supplier diversity and responsibility program:

- IBM's direct suppliers are required to comply with the Responsible Business Alliance Code of Conduct.

- IBM spends billions of dollars with global diverse first-tier suppliers.

Social Impact

    

    

    

 

Social impact is built into our business. We apply our technology and talent to make a positive impact – through our operations, in our practices and by taking clear stands on issues that matter. This approach, in which technology is used to benefit society, builds on the legacy of IBM's leadership in social responsibility. That's what #GoodTechIBM means.

- 220 P-TECH schools across 24 countries with 600 industry partners

- Hundreds of millions in global contributions, including technology and IBMers' time, invested annually to address the world's greatest challenges

A comprehensive look at IBM's contributions to the U.N. Sustainable Development Goals can be found at *https://www.ibm.com/ibm/environment/news/ibm_unsdgs_2018.pdf*.

Certain Transactions and Relationships

Under IBM's written related person transactions policy, information about transactions involving related persons is assessed by the independent directors on IBM's Board. Related persons include IBM directors and executive officers, as well as immediate family members of directors and officers, and beneficial owners of more than five percent of IBM's common stock. If the determination is made that a related person has a material interest in any IBM transaction, then IBM's independent directors would review, approve or ratify it, and the transaction would be required to be disclosed in accordance with the SEC rules. If the related person at issue is a director of IBM, or a family member of a director, then that director would not participate in those discussions. In general, IBM is of the view that the following transactions with related persons are not significant to investors because they take place under IBM's standard policies and procedures: the sale or purchase of products or services in the ordinary course of business and on an arm's-length basis; the employment by IBM where the compensation and other terms of employment are determined on a basis consistent with IBM's human resources policies; and any grants or contributions made by IBM under one of its grant programs and in accordance with IBM's corporate contributions guidelines.

From time to time, IBM may have employees who are related to our executive officers or directors. As noted in the discussion above on "Corporate Governance – Independent Board," Mr. Eskew's son is employed by IBM. He is an executive of IBM (not an executive officer). In addition, a daughter of Mr. R. F. Del Bene (Vice President and Controller) and a brother of Dr. J.E. Kelly III (Executive Vice President) are also employed by IBM in non-executive positions. None of the above-referenced family member employees are executive officers of IBM. Each employee mentioned above received compensation in 2019 between $120,000 and $650,000. Additionally, in 2019, Mr. Eskew's son received an equity grant. The compensation, equity grant and other terms of employment of each of the family member employees noted above are determined on a basis consistent with IBM's human resources policies.

2019 Director Compensation Narrative

Annual Retainer: In 2019, non-management directors received an annual retainer of $325,000. Chairs of the Directors and Corporate Governance Committee and the Executive Compensation and Management Resources Committee each received an additional annual retainer of $20,000 and the chair of the Audit Committee received an additional annual retainer of $30,000. The additional retainer for the Lead Director position is $30,000.

Under the IBM Deferred Compensation and Equity Award Plan (DCEAP), 60% of the total annual retainer is required to be deferred and paid in Promised Fee Shares (PFS). Each PFS is equal in value to one share of IBM's common stock. When a cash dividend is paid on IBM's common stock, each director's PFS account is credited with additional PFS reflecting a dividend equivalent payment. With respect to the payment of the remaining 40% of the annual retainer, directors may elect one or any combination of the following: (a) deferral into PFS, (b) deferral into an interest-bearing cash account, and/or (c) receipt of cash payments on a quarterly basis during service as a Board member. IBM does not pay above-market or preferential earnings on compensation deferred by directors.

Stock Ownership Guidelines: Under the IBM Board Corporate Governance Guidelines, within five years of initial election to the Board, non-management directors are expected to have stock-based holdings in IBM equal in value to eight times the equity portion of the annual retainer initially payable to such director. Stock-based holdings mean (i) IBM shares owned personally or by members of immediate family sharing the same household, and (ii) DCEAP PFS. Stock-based holdings do not include unexercised options.

Our stock ownership guidelines remain the strongest in our peer group.

Payout under the DCEAP: Upon a director's retirement or other completion of service as a director (a) all amounts deferred as PFS are payable, at the director's choice, in cash and/or shares of IBM's common stock, and (b) amounts deferred into the interest-bearing cash account are payable in cash. Payouts may be made in any of (a) a lump sum payment as soon as practicable after the date on which the director ceases to be a member of the Board, (b) a lump sum payment paid in February of the calendar year immediately following the calendar year in which the director ceases to be a member of the Board, or (c) between two and ten annual installments, paid beginning in February following the calendar year in which the director ceases to be a member of the Board. If a director elects to receive PFS in cash, the payout of PFS is valued using the closing price of IBM common stock on the NYSE as follows: for payouts made in an immediate lump sum, IBM stock will be valued on the date on which the director ceases to be a member of the Board; for lump sum payments made in February of the calendar year immediately following the calendar year of separation or for installment payouts, IBM common stock will be valued on the last business day of the January preceding such February payment.

IBM's Matching Grants Program: In 2019, non-management directors were eligible to participate in IBM's Matching Grants Program on the same basis as IBM's employees based in the U.S. Under this program, IBM matched a director's eligible contributions in cash on a 1-to-1 basis to approved educational institutions, medical facilities and cultural or environmental institutions. Each director was also eligible for a Company match on total gifts up to $10,000 per calendar year. Amounts shown in the Director Compensation Table for matching grants may be in excess of $10,000 because such amounts include Company contributions on gifts that were made by directors in previous years.

Director Compensation Consultant: The Committee retains Semler Brossy Consulting Group, LLC (Semler Brossy) to assess trends and developments in director compensation practices and to compare IBM's practices against them. The Committee uses the analysis prepared by the consultant as part of its periodic review of IBM's director compensation practices. Other than services provided to IBM's Directors and Corporate Governance Committee and IBM's Executive Compensation and Management Resources Committee, Semler Brossy does not perform any other work for IBM. The Committee determined that Semler Brossy is free of conflicts of interest.

2019 Director Compensation Table

Name (a)	Fees Earned or Paid in Cash ($) (b)	All Other Compensation ($) (c)[1]	Total ($) (d)
Kenneth I. Chenault[2]	38,819	55,101	93,920
Michael L. Eskew	385,000	213,376	598,376
David N. Farr	325,000	66,526	391,526
Alex Gorsky	345,000	67,718	412,718
Michelle J. Howard[3]	270,833	3,455	274,288
Shirley Ann Jackson	345,000	191,625	536,625
Andrew N. Liveris	325,000	118,939	443,939
F. William McNabb III[3]	55,972	19	55,991
Hutham S. Olayan[4]	108,333	46,625	154,958
James W. Owens[5]	108,333	79,375	187,708
Martha E. Pollack[3]	297,917	4,782	302,699
Joseph R. Swedish	325,000	16,783	344,783
Sidney Taurel	325,000	241,542	566,542
Peter R. Voser	325,000	63,376	388,376
Frederick H. Waddell	325,000	28,755	353,755

(1) Amounts in this column include the following: for Mr. Chenault: $55,089 of dividend equivalent payments on PFS; for Mr. Eskew: $213,300 of dividend equivalent payments on PFS; for Mr. Farr: $56,450 of dividend equivalent payments on PFS and $10,000 contributed by the Company under Matching Grants Program; for Mr. Gorsky: $67,643 of dividend equivalent payments on PFS; for Dr. Jackson: $191,549 of dividend equivalent payments on PFS; for Mr. Liveris: $118,864 of dividend equivalent payments on PFS; for Ms. Olayan: $46,600 of dividend equivalent payments on PFS; for Mr. Owens: $79,349 of dividend equivalent payments on PFS; for Mr. Swedish: $14,207 of dividend equivalent payments on PFS; for Mr. Taurel: $233,966 of dividend equivalent payments on PFS; for Mr. Voser: $63,300 of dividend equivalent payments on PFS; for Mr. Waddell: $23,679 of dividend equivalent payments on PFS.

(2) After Mr. Chenault's term on the Board ended in February 2019, Mr. Chenault was paid $4,882,464 of earned compensation and dividend reinvestments, which had been previously deferred under the DCEAP since his election to the Board in 1998.

(3) Admiral Howard joined the Board in March 2019; Mr. McNabb joined the Board in October 2019; and Dr. Pollack joined the Board in February 2019.

(4) Ms. Olayan elected to defer payment of 7,651 shares, which had been previously deferred under the DCEAP since her election to the Board in 2016.

(5) After Mr. Owens's term on the Board ended in April 2019, Mr. Owens was paid $2,080,023 of earned compensation and dividend reinvestments, which had been previously deferred under the DCEAP since his election to the Board in 2006. Mr. Owens elected to defer payment of 9,217 shares.

Fees Earned or Paid in Cash (column (b)): Amounts shown in this column reflect the annual retainer paid to each director as described above. A director receives a pro-rated amount of the annual retainer for service on the Board and, if applicable, as Lead Director or a committee chair, based on the portion of the year for which the director served.

All Other Compensation (column (c)): Amounts shown in this column represent:

• Dividend equivalent payments on PFS accounts under the DCEAP as described above.

• Group Life Insurance premiums paid by IBM on behalf of the directors.

• Value of the contributions made by IBM under IBM's Matching Grants Program as described above.

Delinquent Section 16(a) Reports: None

IBM believes that all reports for IBM's executive officers and directors that were required to be filed under Section 16 of the Securities Exchange Act of 1934 in 2019 were timely filed.

Ownership of Securities

Security Ownership of Certain Beneficial Owners

The following sets forth information as to any person known to IBM to be the beneficial owner of more than five percent of IBM's common stock as of December 31, 2019.

Name and address	Number of Shares Beneficially Owned	Percent of Class
The Vanguard Group[1] 100 Vanguard Boulevard Malvern, PA 19355	73,435,581	8.29%
BlackRock Inc.[2] 55 East 52nd Street New York, NY 10055	62,133,151	7.0%
State Street Financial Corporation[3] State Street Financial Center One Lincoln Street Boston, MA 02111	54,521,224	6.16%

(1) Based on the Schedule 13G filed with the Securities and Exchange Commission on February 12, 2020 by The Vanguard Group and certain subsidiaries (Vanguard). Vanguard reported that it had sole voting power over 1,347,870 shares, shared voting power over 259,523 shares, sole dispositive power over 71,905,855 shares, and shared dispositive power over 1,529,726 shares. The Schedule 13G does not identify any shares with respect to which there is a right to acquire beneficial ownership. The Schedule 13G states that the shares were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of IBM.

(2) Based on the Schedule 13G filed with the Securities and Exchange Commission on February 5, 2020 by BlackRock, Inc. and certain subsidiaries (BlackRock). BlackRock reported that it had sole voting power over 52,839,390 shares and sole dispositive power over all shares beneficially owned. The Schedule 13G does not identify any shares with respect to which there is a right to acquire beneficial ownership. The Schedule 13G states that the shares were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of IBM.

(3) Based on the Schedule 13G filed with the Securities and Exchange Commission on February 13, 2020 by State Street Corporation and certain subsidiaries (State Street). State Street reported that it had shared voting power over 44,531,680 shares and shared dispositive power over 54,494,084 shares. The Schedule 13G does not identify any shares with respect to which there is a right to acquire beneficial ownership. The Schedule 13G states that the shares were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of IBM.

Common Stock and Stock-based Holdings of Directors and Executive Officers

The following table sets forth the beneficial ownership of shares of IBM's common stock as of December 31, 2019, by IBM's current directors and nominees, the executive officers named in the 2019 Summary Compensation Table, and such directors and all of IBM's executive officers as of December 31, 2019, as a group. Also shown are shares over which the named person could have acquired voting power or investment power within 60 days after December 31, 2019. Voting power includes the power to direct the voting of shares held, and investment power includes the power to direct the disposition of shares held.

IBM's current non-management directors had beneficial ownership of a total of 210,025 shares of common stock and DCEAP shares as of December 31, 2019. In the aggregate, these shares were valued at more than $28 million as of December 31, 2019, or an average of more than $2.3 million for each of IBM's non-management directors as of December 31, 2019.

Name	Common Stock[1]	Stock-based Holdings[2]	Acquirable within 60 days Options And RSUs[3]	Acquirable within 60 days Directors DCEAP Shares[4]	Value of Common Stock shares at Fiscal Year End ($)[5]
Michelle H. Browdy	56,305	82,859	0	N/A	7,547,122
Thomas Buberl[6]	0	0	0	0	0
Michael L. Eskew	0	0	0	35,833	4,809,757
David N. Farr	6,008	6,008	0	9,916	2,134,453
Alex Gorsky	0	0	0	12,385	1,660,085
Michelle J. Howard[6]	0	0	0	1,776	238,055
Shirley Ann Jackson	0	0	0	32,221	4,318,903
James J. Kavanaugh	64,050[7]	100,498	0	N/A	8,585,262
John E. Kelly III	124,461[8]	176,711	0	N/A	16,682,752
Arvind Krishna[6]	62,293[9]	212,950	0	N/A	8,349,754
Andrew N. Liveris	0	0	0	20,494	2,747,016
F. William McNabb III[6]	0	0	0	418	56,029
Martha E. Pollack[6]	0	0	0	2,172	291,135
Virginia M. Rometty	295,037	437,531	1,500,000	N/A	39,546,759
Martin J. Schroeter	86,488	146,002	0	N/A	11,592,852
Joseph R. Swedish	3,261[10]	3,261	0	3,154	859,867
Sidney Taurel	23,798	23,798	0	38,921	8,406,855
Peter R. Voser	0	0	0	11,599	1,554,730
Frederick H. Waddell	2,763	2,763	0	5,256	1,074,867
Directors and executive officers as a group	790,329[11]	1,341,944	1,500,000[11]	174,195[11]	

(1) This column is comprised of shares of IBM common stock beneficially owned by the named person. Unless otherwise noted, voting power and investment power in the shares are exercisable solely by the named person, and none of the shares are pledged as security by the named person. Standard brokerage accounts may include nonnegotiable provisions regarding set-offs or similar rights. This column includes 73,464 shares in which voting and investment power are shared. The directors and officers included in the table disclaim beneficial ownership of shares beneficially owned by family members who reside in their households. The shares are reported in such cases on the presumption that the individual may share voting and/or investment power because of the family relationship. The shares reported in this column do not include 15,189 shares held by the IBM Personal Pension Plan Trust Fund, over which the members of the IBM Retirement Plans Committee, a management committee presently consisting of certain executive officers of IBM, have voting power, as well as the right to acquire investment power by withdrawing authority now delegated to various investment managers.

(2) For executive officers, this column is comprised of the shares shown in the "Common Stock" column and, as applicable, all restricted stock units, including retention restricted stock units, officer contributions into the IBM Stock Fund under the IBM Excess 401(k) Plus Plan, and Company contributions into the IBM Stock Fund under the Excess 401(k) Plus Plan. Some of these restricted stock units may have been deferred under the Excess 401(k) Plus Plan in accordance with elections made prior to January 1, 2008, and they will be distributed to the executive officers after termination of employment as described in the 2019 Nonqualified Deferred Compensation Narrative.

(3) For executive officers, this column is comprised of (i) shares that can be purchased under an IBM stock option plan within 60 days after December 31, 2019, and (ii) RSU awards that will vest within 60 days after December 31, 2019. For Mrs. Rometty, shares in this column are from a premium-priced option grant that can be purchased pursuant to an IBM stock option plan within 60 days after December 31, 2019.

(4) Promised Fee Shares earned and accrued under the IBM Deferred Compensation and Equity Award Plan (DCEAP) as of December 31, 2019, including dividend equivalents credited with respect to such shares. Upon a director's retirement, these shares are payable in cash or stock at the director's choice (see 2019 Director Compensation Narrative for additional information).

(5) Values in this column are calculated by multiplying the number of shares shown in the "Common Stock" column plus the "Directors' DCEAP Shares" column by the closing price of IBM stock on the last business day of the 2019 fiscal year ($134.04).

(6) Dr. Pollack joined the Board on February 1, 2019; Admiral Howard joined the Board on March 1, 2019; Mr. McNabb joined the Board on October 29, 2019; Mr. Buberl will join the Board on April 28, 2020; and Dr. Krishna was elected Chief Executive Officer and a member of the Board, effective April 6, 2020.

(7) Includes 15,174 shares in which voting and investment power are shared.

(8) Includes 26,547 shares in which voting and investment power are shared.

(9) Includes 28,281 shares in which voting and investment power are shared.

(10) Voting and investment power are shared.

(11) The total of these three columns represents less than 1% of IBM's outstanding shares, and no individual's beneficial holdings totaled more than 1/4 of 1% of IBM's outstanding shares.

2019 Executive Compensation

Message to Stockholders

Report of the Executive Compensation and
Management Resources Committee of the Board of Directors

Set out below is the Compensation Discussion and Analysis, which is a discussion of IBM's executive compensation programs and policies written from the perspective of how we and management view and use such programs and policies. Given the Committee's role in providing oversight to the design of those programs and policies, and in making specific compensation decisions for senior executives using those programs and policies, the Committee participated in the preparation of the Compensation Discussion and Analysis, reviewing successive drafts of the document and discussing those with management. The Committee recommended to the Board that the Compensation Discussion and Analysis be included in this Proxy Statement. We join with management in welcoming readers to examine our pay practices and in affirming the commitment of these pay practices to the long-term interests of stockholders.

Alex Gorsky (chair)
Andrew N. Liveris
Joseph R. Swedish
Martha E. Pollack

2019 Compensation Discussion and Analysis

Executive Summary

IBM's financial model is designed to deliver profitable growth through the creation of compelling value for our clients. This year the Company continued to strengthen its competitive position by transforming the portfolio with the Red Hat acquisition and divestiture of non-strategic businesses, investing in new high-value products and services, building talent and skills, and leading with impact by maintaining an unwavering commitment to trust and transparency. The business model and financial model have enabled the Company to deliver strong earnings, cash flow and shareholder return over the long term.

> In 2019, IBM delivered $77.1B in revenue, with a 47.3% gross profit margin, and generated $14.8B cash from operations.

TRANSFORMED PORTFOLIO FOR THE CLOUD & COGNITIVE ERA

IBM Cloud Revenue

Over $21B Total Cloud revenue, more than doubling since 2015, and now making up over 27% of IBM revenue.



Continued Growth in High Value

Growth in GBS and Cloud & Cognitive (C&C) Software revenue is fueling IBM's return to sustainable revenue growth.

Growth rates at constant currency[1]



- Consulting revenue +6%
- Signings +15%
- Gross Profit Margin +0.9 points

- Cloud & Data Platform revenue +12%
- Cognitive Apps revenue +4%
- Security revenue +14%

Red Hat Revenue

IBM + Red Hat creates the market's leading Hybrid Cloud platform for Chapter 2.

Record Revenues since acquisition closure, normalized for historical comparability[1]



Year-to-Year Gross Margin

Expanded gross margins, capturing shift to higher value, scale-up of cloud, and improved services productivity.



STRONG CASH GENERATION AND STRATEGIC CAPITAL ALLOCATION

Generated $11.9B Free Cash Flow[1], with 126% cash realization	Return on Invested Capital (ROIC) ~17%[1, 2]	Returned $7B to stockholders; reduced debt by $10B since acquiring Red Hat

(1) Non-GAAP financial metrics. See Appendix A for information on how we calculate these performance metrics.

(2) ROIC equals net operating profits after tax (GAAP net income from continuing operations plus after-tax interest expense) divided by the sum of the average debt and average total stockholders' equity. It is computed excluding current period U.S. Tax reform charges and goodwill associated with the Red Hat acquisition.

Our compensation strategy, with significant pay at risk, supports the drivers of IBM's high value business model.

For 2019, at target, **69%** of Mrs. Rometty's pay was at risk and subject to attainment of rigorous performance goals.

For 2019 performance, the Board approved an annual incentive payment of $5.0 million for Mrs. Rometty, 100% of target. The payout reflects a 110% Individual Contribution Factor (ICF) and the Annual Incentive Program (AIP) pool funding at 91%.





In making this award at 100% target, the Committee considered the CEO's performance against her objectives, which included delivering a second year of revenue growth at constant currency excluding divestitures*, achieving top tier customer satisfaction (net promoter score) levels, and transforming IBM's portfolio for sustainable performance in 2020 and beyond through the historic Red Hat acquisition and divesting non-strategic businesses. As well, the Committee took into account Mrs. Rometty's exceptional personal leadership in several areas. These include her industry-leading role shaping a socially responsible approach to AI; record results in IBM's diverse leadership representation; industry-leading innovation and research in quantum computing and AI; impact on preparing society for the future of work with new approaches to education and apprenticeships; and finally, her work with the Board to develop a world-class succession process, culminating in naming Arvind Krishna as IBM CEO and James Whitehurst as President, effective April 6, 2020.

Payouts in both the annual and long-term programs reflect rigorous performance goals.







Program payouts during the multi-year business transformation have affected CEO realized pay over time.

Feedback from Our Investors Continues to Inform the Committee

- IBM once again engaged with over 100 institutions and reached out to hundreds of thousands of individual registered and beneficial owners, representing more than 50% of the shares that voted on Say on Pay in 2019.

- Our stockholder discussions and formal 2019 Say on Pay vote reaffirmed investor support of our pay practices.

* Non-GAAP financial metric. See Appendix A for information on how we calculate this performance metric.

Note: In an effort to provide additional and useful information regarding IBM's financial results and other financial information as determined by generally accepted accounting principles (GAAP), this Compensation Discussion and Analysis and Proxy Statement contains certain non-GAAP financial measures on a continuing operations basis, including operating earnings per share, free cash flow, operating cash flow, operating net income from continuing operations, revenue for Red Hat normalized for historical comparability, revenue growth rates adjusted for currency, revenue adjusted for divested businesses and currency, and ROIC. For reconciliation and rationale for management's use of this non-GAAP information, refer to Appendix A — "Non-GAAP Financial Information and Reconciliations."

Section 1: Executive Compensation Program Design and Results

Trust and personal responsibility in *all* relationships — relationships with clients, partners, communities, fellow IBMers, and investors — is a core value at IBM. As a part of maintaining this trust, we well understand the need for our investors — not only professional fund managers and institutional investor groups, but also millions of individual investors — to know how and why compensation decisions are made.

> **To that end, IBM's executive compensation practices are designed specifically to meet five key objectives:**
>
> - **Align** the interests of IBM's leaders with those of our investors by varying compensation based on both long-term and annual business results and delivering a large portion of the total pay opportunity in IBM stock;
>
> - **Balance** rewards for both short-term results and the long-term strategic decisions needed to ensure sustained business performance over time;
>
> - **Attract** and retain the highly qualified senior leaders needed to drive a global enterprise to succeed in today's highly competitive marketplace;
>
> - **Motivate** our leaders to deliver a high degree of business performance without encouraging excessive risk taking; and
>
> - **Differentiate** rewards to reflect individual and team performance.

The specific elements of IBM's U.S. executive compensation programs are:

Type	Component	Key Characteristics
Current Year Performance	**Salary**	Salary is a market-competitive, fixed level of compensation.
	Annual Incentive Program (AIP)	At target, annual incentive provides a market-competitive total cash opportunity. Actual annual incentive payments are funded by business performance against financial metrics and distributed based on annual performance scores, with top performers typically earning the greatest payouts and the lowest performers earning no incentive payouts.
Long-Term Incentive	**Performance Share Units (PSUs)**	Equity awards are typically granted annually and may consist of PSUs and RSUs. Equity grants are based on competitive positioning and vary based on individual talent factors. Lower performers do not receive equity grants. For PSUs, the number of units granted can be increased or decreased at the end of the three-year performance period based on IBM's performance against predetermined targets for operating earnings per share and free cash flow. In addition, a relative performance metric applies to all PSU awards beginning with the 2018 to 2020 performance period. The final number of PSUs earned can be increased or decreased based on IBM's Return on Invested Capital (ROIC) performance relative to S&P indices.
	Restricted Stock Units (RSUs)	RSUs vest over time; typically ratably over four years.
Retention	**Stock-Based Grants & Cash Awards**	Periodically, the Compensation Committee and/or the Chairman and CEO reviews outstanding stock-based awards for key executives. Depending on individual performance and the competitive environment for senior executive leadership talent, awards may be made in the form of Retention Restricted Stock Units (RRSUs), PSUs, premium-priced stock options or cash for certain executives. RRSUs vesting periods typically range from two to five years. Cash awards have a clawback if an executive leaves IBM before it is earned.
Other Compensation	**Perquisites and Other Benefits**	Perquisites are intended to ensure safety and productivity of executives. Perquisites include such things as annual executive physicals, transportation, financial planning, and personal security.
Post Employment	**Savings Plan**	U.S. employees may participate in the IBM 401(k) Plus Plan by saving a portion of their pay in the plan, and eligible employees may also participate in a non-qualified deferred compensation savings plan, which enables participants to save a portion of their eligible pay in excess of IRS limits for 401(k) plans. The Company provides matching and automatic contributions for both of these plans.
	Non-qualified Savings Plan	
	Pension Plans (closed)	Named Executive Officers (NEOs) may have legacy participation in closed retention and retirement plans, for which future accruals ceased as of December 31, 2007.
	Supplemental Executive Retention Plan (closed)	A full description of the Retention, Pension, and Non-Qualified Deferred Compensation plans is provided in this Proxy Statement, beginning with the 2019 Retention Plan Narrative.

Our Incentive Compensation Design Supports our Business Strategy

Our senior executive pay is heavily weighted to IBM's performance through the annual and long-term incentive programs. Each year, the Committee ensures that these programs are closely aligned to the Company's financial and strategic objectives and are appropriately balanced. Targets are set at challenging levels and are consistent with IBM's financial model shared with investors for that year. As part of IBM's ongoing management system, targets are evaluated to ensure they do not encourage an inappropriate amount of risk taking.

IBM measures five key financial metrics, and in 2018, added a relative Return on Invested Capital (ROIC) modifier to the PSU program, based on performance relative to peers:



AIP	**Total IBM Revenue**	Measures total IBM revenue performance across the IBM portfolio of business **NEW**
	Operating Net Income	Measures our profit and operational success
	Operating Cash Flow*	Important measure of our ability to reinvest and return value to stockholders
PSU Program	**Operating EPS**	Measures operating profitability on a per share basis
	Free Cash Flow	Important measure of our ability to reinvest and return value to stockholders over multiple years
	ROIC Modifier (beginning in 2018)	Reaffirms high value business model through a negative adjustment for ROIC below S&P 500 median, and a positive adjustment for ROIC above both the S&P 500 and S&P IT medians

*Net Cash from Operating Activities, excluding Global Financing receivables.

IBM shares its financial model each year with investors in the context of its long-term strategy. To provide transparency into the rigor of our goal setting process, IBM discloses the performance attainment against targets for the most recent performance period, for both the Annual Incentive Program and the Performance Share Unit Program.

2019 AIP Design Update

In 2015, IBM began focusing on Strategic Imperatives revenue to ensure strong growth in cloud, analytics, mobile, social, and security, which formed the critical elements of our transformational business strategy. Now that Strategic Imperatives revenue has reached about $40 billion and 50% of Total IBM revenue, the Committee, with input from management, investors, and its consultant, reassessed the performance measures for the AIP. As a result, the Committee approved a change in the 2019 AIP design to replace Strategic Imperatives revenue with total IBM revenue, at the same 20% weighting.

Annual Incentive Program

How It Works

IBM sets business objectives at the beginning of each year, which are approved by the Board of Directors. The Compensation Committee and the Board of Directors review IBM's annual business objectives and set the metrics and weightings for the annual program to reflect current business priorities. These objectives translate to targets for IBM and for each business unit for purposes of determining the target funding of the AIP.

Performance against business objectives determines the actual total funding pool for the year, which can vary from 0% to 200% of total target incentives for all executives. At the end of the year, performance for IBM is assessed against these predetermined financial targets, which are updated to remove any impact of currency movement or the change in tax rates, compared to plan.

The financial targets may be adjusted up or down for extraordinary events if recommended by the Chairman and CEO and approved by the Compensation Committee. For example, adjustments are usually made for large acquisitions and divestitures. In connection with the closing of the Red Hat acquisition on July 9, 2019, financial targets were updated to incorporate the Red Hat acquisition. The resulting targets are higher than external guidance shared with stockholders at IBM's Investor Briefing on August 2, 2019. In addition, the Chairman and CEO can recommend an adjustment, up or down, based on factors beyond IBM's financial performance; for example, client experience, market share growth and workforce development. The Compensation Committee reviews the financial scoring and qualitative adjustments and approves the AIP funding level.

Once the total pool funding level has been approved, payouts for each executive are calculated using an Individual Contribution Factor (ICF). The ICF is determined by evaluating individual performance against predetermined business objectives. As a result, a lower-performing executive will receive as little as zero payout and the most exceptional performers (excluding the Chairman and CEO) are capped at three times their individual target incentive (payouts at this level are rare and only possible when IBM's performance has also been exceptional). The AIP, which covers approximately 5,000 IBM executives, includes this individual cap at three times the individual target to ensure differentiated pay for performance. For the Chairman and CEO, the cap is two times target.



This incentive design ensures payouts are aligned to IBM's overall business performance while also ensuring individual executive accountability for specific business objectives.

2019 AIP Payout Results

Based on full year financial performance against total IBM revenue, operating net income, and operating cash flow, the weighted incentive score was 91.

Financial Metrics	2019 Target	2019 Results	2019 % Attainment	Weight		Resulting Incentive Score[1]		Qualitative Adjustment		Pool Funding Score
IBM Revenue	$79.4B	$77.1B	97%	**20%**						
Operating Net Income[2]	$12.3B	$11.4B	93%	**40%**		**91**	+/–	**0**	=	**91**
Operating Cash Flow[2]	$16.5B	$14.3B	87%	**40%**						

(1) Based on AIP payout table.

(2) Non-GAAP financial metrics. See Appendix A for information on how we calculate these performance metrics.

Performance Share Unit Program

The Performance Share Unit (PSU) metrics for the 2017–2019 performance period were Operating EPS and Free Cash Flow, unchanged from previous years.

Targets are established at the beginning of each three-year performance period. Both Operating EPS and Free Cash Flow cumulative three-year targets for the 2017–2019 performance period exceeded those cumulative three-year targets for the previous performance period (2016–2018). These targets are based on IBM's financial model, as shared with investors, and the Board-approved annual budget. The Committee's longstanding practice is that the Company's share repurchase activities have no effect on executive compensation. To formalize this practice, for PSU awards starting in 2016 and thereafter, actual operating EPS results are adjusted to remove the impact of any difference between the actual share count and the budgeted share count, while simultaneously ensuring that executive compensation targets are normalized for any planned buybacks that are incorporated into the Operating EPS target. Additionally, the scoring for the PSU Program takes into account extraordinary events. For the 2017–2019 performance period, results are adjusted to exclude the impact of the Red Hat acquisition.

At the end of each three-year performance period, the Compensation Committee approves the determination of actual performance relative to pre-established targets, and the number of PSUs are adjusted up or down from 0% to 150% of targets, based on the approved actual performance. There is no qualitative adjustment to the PSU program score.

The PSU score is calculated as a weighted average of results against targets for Operating EPS (70%) and Free Cash Flow (30%). The calculation for the 2017–2019 performance period is shown in the table below.

2017–2019 Performance Period	Operating EPS*	Free Cash Flow*
3 Year Cumulative Target	$44.45	$35.7B
3 Year Cumulative Performance	$41.18	$36.9B
% Attainment	93%	103%
Incentive Score	83	108
Weighting	70%	30%
Final Score	**90**	

*   Non-GAAP financial metrics. See Appendix A for information on how we calculate these performance metrics.
    2017 Operating EPS as originally reported, prior to restatement for adoption for 2018 FASB guidance on pension.
    Targets and scoring exclude the impact of the Red Hat acquisition.

Starting with the 2018–2020 PSU Program and continued in subsequent programs, **a Relative Return on Invested Capital (ROIC) modifier has been added** to the program design. The modifier is based on IBM's ROIC performance over the three-year performance period, relative to the S&P 500 Index (excluding financial services companies due to lack of comparability) and the S&P Information Technology Index. This modifier reduces the score up to 20 points when performance falls below the S&P 500 Index median, and increases the score up to 20 points when IBM exceeds the median performance of both the S&P 500 Index and the S&P Information Technology Index. The modifier has no impact when IBM's ROIC performance falls between the S&P 500 Index median and the S&P Information Technology Index median. The following graph illustrates how the modifier can affect the PSU score. In the event the weighted final score of Operating EPS and Free Cash Flow is 0, the ROIC modifier would not apply.

RELATIVE ROIC MODIFIER



Red Hat Acquisition and the Open PSU Performance Periods

In connection with the July 9, 2019 closing of the Red Hat acquisition, the 2019–2021 PSU program targets incorporate Red Hat performance. The target updates resulted in an increase to the Free Cash Flow target and a reduction to the Operating EPS target, almost entirely driven by a non-cash purchase accounting adjustment to deferred revenue required by US GAAP. The updated targets are higher than external guidance shared with stockholders at IBM's Investor Briefing on August 2, 2019, and are higher than the targets for the previous performance period (2018–2020). For the other two PSU programs set prior to the acquisition (2017–2019 and 2018–2020), targets and scoring will exclude the impact of Red Hat, as those plans were well underway at the time of the acquisition.

Section 2: Compensation Program Governance

Stockholder Engagement

IBM continually reviews and enhances its corporate governance and executive compensation programs. As part of this review, it is IBM's longstanding practice to meet with a significant number of our largest investors during both the proxy season and the off-season, to solicit their feedback on a variety of topics.

In 2019, IBM once again engaged with over 100 institutional investors. Further, our process includes outreach to hundreds of thousands of individual registered and beneficial owners, who represent a majority of our retail base. The Company continued its enhanced engagement practices in 2019. IBM's Chairman and CEO, Lead Director, and members of IBM's senior management participated in this engagement program. Overall, the Company offered to engage with investors representing more than 50% of the shares that voted on Say on Pay at the 2019 Annual Meeting. This in-depth engagement process provides valuable feedback to the Compensation Committee on an ongoing basis.

Overall, our stockholders continue to support the Company's compensation program and practices. We heard from stockholders that they are strongly supportive of the overall design of the program, which focuses on long-term financial performance that drives stockholder value. Still, the Committee and the Board review and consider all of the investor feedback in making decisions relating to the design of our executive compensation programs. For example, the following changes occurred in 2019:

- We modified our Annual Incentive Program (AIP) to remove Strategic Imperatives revenue as a financial metric and replace it with total IBM Revenue.

- 2019 AIP and 2019 – 2021 Performance Share Unit (PSU) program targets were updated to include the Red Hat acquisition.

- In an effort to provide increased transparency, IBM provided a supplemental disclosure to the 2019 Proxy Statement regarding the design of IBM's executive compensation programs. The level of detail in the supplemental disclosure is now incorporated in this Proxy Statement.

Compensation Practices

Overall, IBM's compensation policies and decisions, explained in detail in this Compensation Discussion and Analysis, continue to be focused on long-term financial performance to drive stockholder value.

The table below highlights practices that IBM embraces in support of strong governance practices.

What We Do	What We Don't Do
✔ **Tie a significant portion of pay to Company performance**	⊗ No individual severance or change-in-control agreements for executive officers
✔ **Mitigate risk taking by emphasizing long-term equity incentives, placing caps on potential payments, and maintaining robust clawback provisions**	⊗ No excise tax gross-ups for executive officers
✔ **Require significant share ownership by the Chairman and CEO, the Executive Vice President and Senior Vice Presidents**	⊗ No dividend equivalents on unearned RSUs/PSUs
	⊗ No hedging/pledging of IBM stock
✔ **Utilize noncompetition and nonsolicitation agreements for senior executives**	⊗ No stock option repricing, exchanges or options granted below market value
✔ **Remove impact of share repurchase on executive incentives**	⊗ No guaranteed incentive payouts for executive officers
	⊗ No accelerated vesting of equity awards for executive officers
	⊗ No above-market returns on deferred compensation plans

Personal Stake in IBM's Future through Stock Ownership Requirements

Investors want the leaders of their companies to act like owners. That alignment, we believe, works best when senior leaders have meaningful portions of their personal holdings invested in the stock of their company. This is why IBM sets significant stock ownership requirements for IBM's Chairman and CEO, the Executive Vice President (EVP) and Senior Vice Presidents (SVPs). Each is required to own IBM shares or equivalents in excess of standard market practice within 5 years of hire or promotion.

Stock Ownership Requirements

NEO Name	Ownership Requirements as a Multiple of Salary	
	IBM Minimum Requirement	Median Peer Group Minimum Requirement
V.M. Rometty	10	6
J.J. Kavanaugh	7	3–4
M.J. Schroeter	7	3–4
J.E. Kelly III	7	3–4
M.H. Browdy	7	3–4

Mrs. Rometty owns common stock and stock-based holdings with a value over 30 times her base salary, which is more than 3 times the required holdings, as of December 31, 2019. More information on Mrs. Rometty's holdings can be found in the Common Stock and Stock-Based Holdings of Directors and Executive Officers Table. As a group, the Chairman and CEO, the EVP and SVPs owned shares or equivalents valued at over $160 million as of December 31, 2019; in fact, as of that date, this group held, on average, more than 10 times their base salary.

The following table illustrates which equity holdings count towards stock ownership requirements:

What Counts	What Does Not Count
✓ IBM shares owned personally or by members of the officer's immediate family sharing the same household	⊗ Unvested equity awards, including PSUs, RSUs, and RRSUs
✓ Holdings in the IBM Stock Fund of the 401(k) Plus Plan and the Excess 401(k) Plus Plan	⊗ Unexercised stock options
✓ Shares of IBM stock deferred under the Excess 401(k) Plus Plan	

Stock Ownership Continues Beyond Retirement

Finally, our programs are designed to ensure alignment with IBM's long-term interests past the retirement date for our Chairman and CEO, the EVP and SVPs. Share price performance and long-term goal achievement continue to impact the Long-Term Incentive Plan for these retired executives for at least two and a half years post retirement. Shares for Mrs. Rometty that remain restricted and subject to post-retirement performance of IBM represent 1.4 times her share ownership requirement as of December 31, 2019, and assuming future performance at target.

Compensation Committee Consultant

The Committee enters into a consulting agreement with its outside compensation consultant on an annual basis. In 2019, the Committee retained Semler Brossy Consulting Group, LLC (Semler Brossy) as its compensation consultant to advise the Committee on market practices and specific IBM policies and programs. Semler Brossy reports directly to the Compensation Committee Chairman and takes direction from the Committee. The consultant's work for the Committee includes data analyses, market assessments and preparation of related reports. From time to time, the Committee seeks the views of the consultant on items such as incentive program design and market practices. The work done by Semler Brossy for the Committee is documented in a formal agreement which is executed by the consultant and the Committee. Semler Brossy does not perform any other work for IBM, other than services provided to IBM's Directors and Corporate Governance Committee. The Committee determined that there is no conflict of interest with regard to Semler Brossy.

How Compensation Decisions Are Made

At any level, compensation reflects an employee's value to the business — market value of skills, individual contribution and business results. To be sure we appropriately assess the value of senior executives, IBM follows an evaluation process, described here in some detail:

1. Making Annual Performance Commitments

All IBM employees, including the Chairman and CEO, the EVP and SVPs, develop goals, both qualitative and quantitative, that they seek to achieve in a particular year in support of the business. The Board of Directors reviews and approves the Chairman and CEO's performance goals and formally reviews progress and outcomes. As part of this process, many factors are considered, including an understanding of the business risks associated with the performance goals.

2. Determining Annual Incentive Payouts

Evaluation of CEO Results by the Compensation Committee

The Chair of the Compensation Committee works directly with the Committee's compensation consultant to provide a decision-making framework for use by the Committee in determining annual incentive plan payouts for the Chairman and CEO. This framework considers the Chairman and CEO's self-assessment of performance against commitments in the year, both qualitative and quantitative, and also considers progress against strategic objectives, an analysis of IBM's total performance over the year and the overall Company incentive score. The Committee considers all of this information in developing its recommendations, which are then presented to the independent members of the IBM Board of Directors for further review, discussion, and final approval.

Evaluation of EVP and SVP Results by the Chairman and CEO and the Compensation Committee

Executives work with their managers throughout the year to update their own results against their stated goals. The self-assessments of the EVP and SVPs are reviewed by the Senior Vice President of Human Resources (SVP HR) and the Chairman and CEO, who evaluate the information.

Following this in-depth review and taking into account the Company incentive score, the Chairman and CEO makes compensation recommendations to the Compensation Committee based on an evaluation of the EVP and each SVP's performance for the year, and the Committee decides whether to approve or adjust the Chairman and CEO's recommendations for the EVP and SVPs. The Committee then presents the compensation decisions for the Chief Financial Officer to the independent members of the IBM Board of Directors for ratification.

3. Setting Competitive Target Pay

Approach to Benchmarking

IBM participates in several executive compensation surveys that provide general trend information and details on levels of salary, target annual incentives and long-term incentives, the relative mix of short- and long-term incentives, and mix of cash and stock-based pay. Given the battle for talent that exists in our industry, the benchmark companies that are used by the Compensation Committee to guide its decision making have included a broad range of key information technology companies, to help us identify trends in the industry. We also include companies outside our industry, with stature, size, and complexity that approximate our own, in recognition of the flow of executive talent in and out of IBM from other industries. The surveys and benchmark data are supplemented by input from the Compensation Committee's outside consultant on factors such as recent market trends. The Committee reviews and approves this list annually.

The Compensation Committee re-examined the benchmark group for 2019 and determined that companies which meet the following criteria should be included in the 2019 benchmark group:

- Companies in the technology industry with revenue that exceeds $15 billion, plus

- Additional companies (up to two per industry if available) in industries other than technology, with revenue that exceeds $40 billion and that have a global complexity similar to IBM.

For 2019 compensation decisions, the Committee approved the following benchmark group using the criteria above.

Accenture	Caterpillar	General Electric	Oracle
Alphabet	Chevron	Hewlett Packard Enterprise	PepsiCo
Amazon.com	Cisco Systems	HP Inc.	Pfizer
Apple	DowDuPont	Intel	United Technologies
AT&T	ExxonMobil	Johnson & Johnson	UPS
Boeing	Ford	Microsoft	Verizon

For 2020 compensation decisions, the Committee approved the same benchmark group, with the exclusion of DowDuPont given the dissolution of DowDuPont in 2019. Dow remains in the 2020 benchmark group. The data from compensation surveys and related sources form the primary external view of the market. In consideration of size and complexity, IBM's philosophy is to generally target the 50th percentile of the market for cash and total compensation.

Approach to Determining Individual Compensation

For individual compensation decisions, the benchmark information is used together with an internal view of individual performance relative to other executives and recognizing that the skills and experience of our senior executives are highly sought after by other companies and, in particular, by IBM's competitors. Because factors such as performance and retention, as well as size and complexity of the job role, are considered when compensation decisions are made, the cash and total compensation for an individual named executive officer may be higher or lower than the target reference point of the relevant benchmark group.

Evaluation of CEO Target Pay by the Compensation Committee

The Chair of the Compensation Committee works directly with the Committee's compensation consultant to provide a decision-making framework for use by the Committee in setting target compensation opportunities for the Chairman and CEO. The independent members of the IBM Board of Directors review and provide final approval.

Evaluation of EVP/SVP Target Pay by the Chairman and CEO and the Compensation Committee

The Chairman and CEO makes compensation recommendations on the EVP's and SVPs' target compensation to the Compensation Committee. The Committee evaluates all of the factors considered by the Chairman and CEO and reviews compensation summaries that tally the dollar value of all compensation and related programs, including salary, annual incentive, long-term compensation, deferred compensation, retention payments and pension benefits. These summaries provide the Committee with an understanding of how their decisions affect other compensation elements and the impact that separation of employment or retirement will have. The Committee decides whether to approve or adjust the Chairman and CEO's recommendations for the EVP and SVPs. The Committee then presents the compensation decisions for the Chief Financial Officer to the independent members of the IBM Board of Directors for ratification.

Section 3: Compensation Decisions for the Chairman and CEO and Named Executive Officers

2019 Annual Incentive Decision for the Chairman and CEO

For 2019 performance, the Board approved an annual incentive payment of $5.0 million, which represented 100% of Mrs. Rometty's target opportunity.

In addition to overall IBM 2019 revenue performance of $77.1 billion and pre-tax income of $10.2 billion, the Compensation Committee noted the following achievements for Mrs. Rometty, which have positioned IBM for sustained growth going forward:

Business Results

- Second consecutive year of revenue growth at constant currency, excluding divestitures*.
- Gross profit expanded 0.9 points year-to-year, reflecting the continued focus on higher-value offerings.
- Cloud revenue now totals over $21 billion, solidifying IBM's position as one of the top three cloud providers.
- Record Red Hat revenue in 2nd half of 2019, when normalized for historical comparability*.

Portfolio and Investment

- Successful close of the Red Hat acquisition on July 9, 2019, with strong synergies established in 2nd half of 2019.
- Divested nearly $2 billion annual revenue from non-strategic businesses, improving future growth.
- Software and services now represent ~90% of IBM's revenue.
- Strong launch of z15 System, and modernization of IBM software portfolio with IBM Cloud Paks.
- Launched IBM Public Cloud for Financial Services.

Leadership in the Enterprise

- Achieved #1 patent position for 27th consecutive year, with a record 9,200+ new patents in 2019, with about half in AI, cloud computing, and quantum computing.
- Continued advanced leadership in quantum computing; achieved 53 qubit system for broad use, and announced the Quantum Computation Center with the world's largest fleet of 15 quantum computing systems.
- Record Net Promoter Score in top 1/3rd of industry benchmark.

Societal Impact

- Led the industry by moving beyond principles in committing to a code of conduct for the ethical use of AI. Created tools such as IBM Watson OpenScale and AI Explainability 360 to help detect bias and increase explainability of AI machine learning models and developed concrete policy recommendations for the precision regulation of facial recognition technologies and design for AI.
- Advanced the P-Tech 6-year high school concept; with 220 schools in 24 countries, this innovative education model enables low income students entry to high-paying tech jobs without a college degree, and has established a pipeline of 150,000 students with the skills and credentials for the digital economy.

Talent Development and Leadership

- Worked with the Board to develop a world class succession process, culminating in the election of Arvind Krishna as CEO and James Whitehurst as President, effective April 6, 2020.
- Worked with the Board on director refreshment to ensure new viewpoints and fresh perspectives in the Boardroom.
- Continued strengthening of the inclusive IBM culture, with record results in diverse leadership across all groups.
- Record employee engagement amid record participation.

2020 Compensation Decisions for the Chairman and CEO

For 2020, the independent members of the Board made no change to Mrs. Rometty's base salary or target annual incentive. She was granted an annual long-term incentive award with a planned value of $13.3 million, unchanged from 2019. The 2020 long-term incentive award is granted 100% in 2020–2022 Performance Share Units, which increases the portion of Mrs. Rometty's annual total target compensation that is tied to performance-based incentives to 92%, up from 69% in 2019.

A significant portion of the total package remains at risk and based on Company performance, with only 8% of pay delivered as base salary that is not at risk. The short-term, performance-based incentive target was increased in 2015 to reflect the importance of annual execution in the portfolio shifts that would be needed to deliver future, long-term shareholder value. It has not been further increased since 2015. The Board and Compensation Committee have ensured the balance of the CEO compensation is long-term, largely performance-based, and aligned to shareholder interest. This is further supported by other compensation policies like outright stock ownership guidelines where the requirement for the CEO, at 10 times salary, is significantly above the peer group median. The CEO currently has outright stock holdings at more than 30 times her base salary.

* Non-GAAP financial metrics. See Appendix A for information on how we calculate these performance metrics.

2019 Annual Incentive Decisions for Mr. Kavanaugh, Mr. Schroeter, Dr. Kelly, and Ms. Browdy

The Compensation Committee also made decisions for the following named executive officers (NEOs), based on overall corporate performance as described in the Business Highlights and Executive Summary and an assessment of their individual contributions, many of which are summarized below:

James J. Kavanaugh

Senior Vice President and Chief Financial Officer

Generated strong free cash flow* with 126% realization of GAAP Net Income. Returned $7 billion to stockholders and reduced debt by $10 billion since acquiring Red Hat.

Enabled significant portfolio actions, including completion of the $34 billion Red Hat acquisition, and divestiture of $2 billion in non-strategic revenues, positioning IBM's return to sustainable revenue growth.

Drove significant productivity savings through agile, robotic process automation, AI and operational excellence.

Martin J. Schroeter

Senior Vice President, Global Markets

IBM revenue grew at constant currency on a full year basis excluding divestitures*, but did not achieve its full-year objective.

Amplified IBM's role in aiding client's digital transformation and positioned IBM as the enterprise leader for Hybrid Cloud.

Accelerated Red Hat revenue growth in 2nd half of 2019 when normalized for historical comparability*, and generated significant pipeline in 2nd half of 2019 for IBM synergy offerings.

John E. Kelly III

Executive Vice President

Achieved #1 patent position for 27th consecutive year, received a record 9,200+ patents in 2019, with about half in AI, cloud computing, and quantum computing.

Established a new corporate-wide privacy team, led by a new Chief Privacy Officer, enhancing IBM's share of voice on critical issues with clients and governments globally.

Watson Health improved profitability and is positioned for the future by scaling new AI offerings, but did not achieve its full-year objectives.

Michelle H. Browdy

Senior Vice President and General Counsel

Responsible for global regulatory clearance of the $34 billion Red Hat acquisition, driving the transaction to a close eight months after the initial announcement.

Key player in shaping IBM's Cybersecurity and Privacy structure and governance globally, providing legal, security and policy support on trust, cyber and data privacy matters.

Published 29th Annual Environmental Report and continued to drive ESG leadership, including IBM's recent call for a carbon tax, and recognition for "Best Shareholder Engagement".

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* Non-GAAP financial metrics. See Appendix A for information on how we calculate these performance metrics.

Following the process outlined above and based on business and individual performance, the Compensation Committee approved the 2019 annual incentive payouts below for these NEOs:

Name	2019 Annual Incentive Payouts
J.J. Kavanaugh	$1,064,000
M.J. Schroeter	948,000
J.E. Kelly III	703,200
M.H. Browdy	982,300

Taking into consideration the actual salary, annual incentive payout, vested restricted stock units and long-term incentive award for the period 2017–2019, these NEOs earned from 77%–84% of their annual total target compensation in 2019.

2020 Compensation Decisions for Mr. Kavanaugh, Mr. Schroeter, Dr. Kelly, and Ms. Browdy

The Committee also approved the following compensation elements for 2020: base salary, annual incentive target, Performance Share Unit (PSU) and Restricted Stock Unit (RSU) grants under the Long-Term Performance Plan. For Long-Term Incentive Plan grants, the mix of vehicles is 65% PSUs and 35% RSUs, which aligns with market practice. This mix provides competitive pay, while at the same time ensuring a strong link between pay and performance, and creates the right balance relative to peers with which we compete for talent. For 2020, based on the compensation decisions detailed below at target, 63% of the NEOs' (excluding the Chairman and CEO) pay is at risk.

NEO 2020 PAY MIX



63% of the NEOs' (excluding the Chairman and CEO) annual total target compensation is at risk

Name	2020 Cash		2020 Long-Term Incentive Awards [1]	
	Salary Rate	Annual Incentive Target	Performance Share Units	Restricted Stock Units
J.J. Kavanaugh[2]	$968,000	$1,307,000	$5,037,500	$2,712,500
M.J. Schroeter[2]	968,000	1,307,000	6,045,000	3,255,000
J.E. Kelly III	868,000	1,172,000	4,095,000	2,205,000
M.H. Browdy[2]	894,000	1,206,000	2,860,000	1,540,000

(1) PSUs and RSUs will be granted, if applicable, on June 8, 2020 to the named executive officers, including the Chairman and CEO. The actual number of units granted on this date will be determined by dividing the value shown above by the average of IBM's closing stock price for the 30 active trading days prior to the date of grant. The performance period for the PSUs ends December 31, 2022, and the award will pay out in February 2023. The restricted stock units will vest 25% per year on each anniversary of the date of grant.

(2) The 2020 salary rates will be effective July 1, 2020 and the 2020 annual incentive targets were effective January 1, 2020 per our standard process.

Section 4: Additional Information

Compensation Program as it Relates to Risk

IBM management, the Compensation Committee and the Committee's outside consultant review IBM's compensation policies and practices, with a focus on incentive programs, to ensure that they do not encourage excessive risk taking. This review includes the cash incentive programs and the long-term incentive plans that cover executives and employees. Based on this comprehensive review, we concluded that our compensation program does not encourage excessive risk taking for the following reasons:

- Our programs appropriately balance short- and long-term incentives, with approximately 74% of 2020 annual total target compensation for the Chairman and CEO, the EVP and SVPs as a group provided in equity.

- Our executive compensation program pays for performance against financial targets that are set to be challenging to motivate a high degree of business performance, with an emphasis on longer-term financial success and prudent risk management.

- Our incentive plans include a profit metric as a significant component of performance to promote disciplined progress toward financial goals. None of IBM's incentive plans are based solely on signings or revenue targets, which mitigates the risk of employees focusing exclusively on the short term.

- Qualitative factors beyond the quantitative financial metrics are a key consideration in the determination of individual executive compensation payments. How our executives achieve their financial results, integrate across lines of business and demonstrate leadership consistent with IBM values are key to individual compensation decisions.

- As explained in the 2019 Potential Payments Upon Termination Narrative, we further strengthened our retirement policies on equity grants for our senior leaders beginning in 2009 to ensure that the long-term interests of IBM continue to be the focus, even as these executives approach retirement.

- Our stock ownership guidelines require that the Chairman and CEO, the EVP and each SVP hold a significant amount of IBM equity to further align their interests with stockholders over the long term.

- IBM has a policy that requires a clawback of cash incentive payments in the event that an executive officer's conduct leads to a restatement of IBM's financial results. Likewise, IBM's equity plan has a clawback provision which states that awards may be cancelled and certain gains repaid if a senior executive engages in activity that is detrimental to IBM. To further reinforce our commitment to ethical conduct, the IBM Excess 401(k) Plus Plan allows the clawback of certain IBM contributions if a participant engages in activity that is detrimental to IBM.

We are confident that our compensation program is aligned with the interests of our stockholders, rewards for performance and represents strong executive compensation governance practices.

Equity Award Practices

Under IBM's long-standing practices and policies, all equity awards are approved before or on the date of grant. The exercise price of at-the-money stock options is the average of the high and low market price on the date of grant or, in the case of premium-priced stock options, for example, 10% above that average, or as specified by the Compensation Committee.

The approval process specifies the individual receiving the grant, the number of units or the value of the award, the exercise price or formula for determining the exercise price, and the date of grant. In the case of planned grant value, the number of shares granted are determined by dividing the planned value by the average of IBM's closing stock price for the 30 active trading days prior to the date of grant.

As with all compensation decisions, the independent members of the Board approve all equity awards for the Chairman and CEO and ratify all equity awards for the Chief Financial Officer. In addition, all equity awards for the EVP and SVPs are approved by the Compensation Committee. All equity awards for employees other than the Chairman and CEO, the EVP and SVPs are approved by the Chairman and CEO, the EVP and SVPs pursuant to a series of delegations that were approved by the Compensation Committee, and the grants made pursuant to these delegations are reviewed periodically with the Committee.

Equity awards granted as part of annual total compensation for senior leaders and other employees are made on specific cycle dates scheduled in advance. IBM's policy for new hires and promotions requires approval of any awards before or on the grant date of the award.

IBM does not have any plans, programs or agreements that would provide any payments to any of the named executive officers upon a change in control of IBM, a change in the named executive officer's responsibilities or a constructive termination of the named executive officer.

Ethical Conduct

Every executive is held accountable to comply with IBM's high ethical standards: IBM's Values, including "Trust and Personal Responsibility in all Relationships," and IBM's Business Conduct Guidelines. This responsibility is reflected in each executive's performance goals, and is reinforced through each executive's annual certification to the IBM Business Conduct Guidelines.

An executive's compensation, including annual cash incentive payments, is tied to compliance with these standards; compliance is also a condition of IBM employment for each executive.

IBM's equity plans and agreements have a clawback provision — awards may be cancelled and certain gains repaid if an executive engages in activity that is detrimental to IBM, such as violating IBM's Business Conduct Guidelines, disclosing confidential information or performing services for a competitor. To further reinforce our commitment to ethical conduct, the Excess 401(k) Plus Plan allows the clawback of certain IBM contributions if a participant engages in activity that is detrimental to IBM.

In addition, approximately 2,000 of our key executives (including each of the named executive officers) have agreed to a noncompetition, nonsolicitation agreement that prevents them from working for certain competitors within 12 months of leaving IBM or soliciting employees within two years of leaving IBM.

The Committee has also implemented the following policy for the clawback of cash incentive payments in the event an executive officer's conduct leads to a restatement of IBM's financial results:

> **To the extent permitted by governing law, IBM will seek to recoup any bonus or incentive paid to any executive officer if: (i) the amount of such payment was based on the achievement of certain financial results that were subsequently the subject of a restatement; (ii) the Board determines that such officer engaged in misconduct that resulted in the obligation to restate; and (iii) a lower payment would have been made to the officer based upon the restated financial results.**

Hedging and Pledging Practices

IBM has two senior leadership teams: the Performance Team and the Acceleration Team. The Performance Team consists of approximately 60 of our senior leaders who run IBM business units and geographies and includes the Chairman and CEO, and the EVP and each SVP. The team is accountable for business performance and the development of cross-unit strategies. The Acceleration Team, which includes all members of the Performance Team, consists of a select group of approximately 350 executives. This team is charged with accelerating IBM's growth through leadership initiatives to engage their teams and promote innovation, speed, and simplicity in service of our clients.

IBM does not allow any member of the IBM Board of Directors or any member of the Acceleration Team, including any named executive officer, to hedge the economic risk of their ownership of any IBM securities, which includes entering into any derivative transaction on IBM stock (e.g., any short-sale, prepaid variable forward contract, equity swap, collars, exchange funds) or to pledge any IBM securities at any time, which includes having IBM stock in a margin account or using IBM stock as collateral for a loan. Further, IBM does not allow any employee granted equity awards through the IBM Long-Term Incentive Plan to hedge or pledge those securities.

Tax Considerations

Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, limits deductibility of compensation in excess of $1 million paid to IBM's covered employees. Until the Tax Cut and Jobs Act was signed into law on December 22, 2017, performance-based compensation was deductible, even if it caused the covered employee to have compensation in excess of $1 million. The Tax Cut and Jobs Act eliminated this performance-based compensation deduction going forward, but provided limited transition relief for compensation paid pursuant to a contract in effect as of November 2, 2017 that is not materially modified after such date. This means that certain outstanding performance-based compensation may continue to be deductible under Section 162(m), but that all compensation after November 2, 2017, will be subject to the $1 million cap on deductibility. IBM will seek deductions for compensation under the transition relief consistent with applicable law. The Tax Cut and Jobs Act also expanded who a covered employee is under Section 162(m). Effective for 2017 and thereafter, a covered employee under Section 162(m) is the CEO, the CFO (who previously was not included) and each of the other three highest-paid executive officers.

Based on applicable tax regulations in effect prior to the Tax Cut and Jobs Act, for the performance-based compensation exception, taxable compensation derived from certain stock appreciation rights and from the exercise of stock options by the EVP and SVPs under IBM's Long-Term Performance Plans should qualify as performance-based. In 1999, IBM's stockholders approved the terms under which IBM's annual and long-term performance incentive awards should qualify as performance-based. In 2019, as required by the Internal Revenue Code, the stockholders approved the material terms of the performance criteria under which long-term performance incentive awards should qualify as performance-based. These terms did not preclude the Committee from making any payments or granting any awards, whether or not such payments or awards qualify for tax deductibility under Section 162(m), which may have been appropriate to retain and motivate key executives.

Although this tax deduction for performance-based compensation has been eliminated for awards after November 2, 2017, IBM continues to believe that a strong link between pay and performance is critical to align executive and shareholder interests. IBM and the Committee will continue to ensure that a significant portion of pay for our EVP and SVPs, including the Chairman and CEO, is at risk and subject to the attainment of performance goals.

2019 Summary Compensation Table and Related Narrative

Salary (Column (c))

Amounts shown in the salary column reflect the salary amount paid to each named executive officer during 2019.

- IBM reviews salaries for each named executive officer annually during a common review cycle. Mrs. Rometty has not received a salary increase in the years shown. 2019 salary increases for the other named executive officers, if applicable, took effect on July 1, 2019.

Bonus (Column (d))

No bonuses were awarded to the named executive officers in the years shown in the 2019 Summary Compensation Table. Payments under the IBM Annual Incentive Program are included under column (g) (Non-Equity Incentive Plan Compensation).

Stock Awards (Column (e))

The amounts shown are the aggregate grant date fair values of Performance Share Units (PSUs) and Restricted Stock Units (RSUs) granted in each fiscal year shown, computed in accordance with accounting guidance (excluding any risk of forfeiture as per SEC regulations). The values shown for the PSUs are calculated at the Target number, as described below. The values shown for the PSUs and RSUs reflect an adjustment for the exclusion of dividend equivalents.

Performance Share Units (PSUs)

The following describes the material terms and conditions of PSUs as reported in the column titled Stock Awards (column (e)) in the 2019 Summary Compensation Table and in the 2019 Grants of Plan-Based Awards Table under the heading Estimated Future Payouts Under Equity Incentive Plan Awards (columns (f), (g) and (h)).

General Terms

- One PSU is equivalent in value to one share of IBM common stock.

- Executive officers are awarded a number of PSUs during the first year of the three-year performance period. PSUs are generally paid out in IBM common stock after the three-year performance period.

- Performance targets are typically set at the beginning of the three-year performance period and are approved by the Compensation Committee (for example, targets for the 2017–2019 performance period were set for cumulative three-year attainment in operating earnings per share and free cash flow in the beginning of 2017).

- At the end of the three-year performance period, the Compensation Committee approves the determination of actual performance relative to pre-established targets, and the number of PSUs is adjusted up or down based on the approved actual performance. Beginning with the 2018–2020 performance period, the number of PSUs that pay out may be modified further based on IBM's Return on Invested Capital (ROIC) performance relative to broader market indices. For more information about this ROIC modifier, please refer to the description of our Performance Share Unit Program in Section 1 of the 2019 Compensation Discussion and Analysis.

- PSUs granted to U.S. executives vest on December 31 of the end of the performance period. Payout for all PSUs is in the February following the end of the performance period.

- There are no dividends or dividend equivalents paid on PSUs.

Vesting and Payout Calculations

- The performance period for the awards granted in 2019 is January 1, 2019 through December 31, 2021, and the awards will pay out in February 2022. PSU awards granted in 2019 will be adjusted for performance, as described below.

- Outstanding PSUs are typically cancelled if the executive's employment is terminated. See the 2019 Potential Payments Upon Termination Narrative for information on payout of unvested PSUs upon certain terminations.

- Payout will not be made for performance below the thresholds, as described below.

- See Section 1 of the 2019 Compensation Discussion and Analysis for information on performance targets for the PSU program.

Threshold Number (listed in column (f) of the 2019 Grants of Plan Based Awards Table):

- The Threshold Number of PSUs is 25% of the Target number.

- The Threshold Number of PSUs will be earned for achievement of the Threshold Level, which is 70% of both business objectives (operating earnings per share and free cash flow).

- If only the cumulative operating earnings per share target is met at the Threshold Level (and the free cash flow target is not met), the number of PSUs earned would be 70% of the Threshold Number.

- If only the cumulative free cash flow target is met at the Threshold Level (and the operating earnings per share target is not met), the number of PSUs earned would be 30% of the Threshold Number.

Target Number (listed in column (g) of the 2019 Grants of Plan-Based Awards Table):

- The Target number of PSUs will be earned if 100% of the business objectives are achieved.

Maximum Number (listed in column (h) of the 2019 Grants of Plan-Based Awards Table):

- The Maximum number of PSUs earned based on business objectives is 150% of the Target number.

- The Maximum number of PSUs will be earned for achieving 120% of both business objectives.

The relative ROIC modifier may modify the payout up or down by up to 20 points, based on IBM's ROIC performance relative

to broader market indices. As a result, the total Maximum number of PSUs earned could be up to 170% of the Target number.

Restricted Stock Units (RSUs)

RSUs may include RRSUs. In 2019, RSUs, but not RRSUs, were granted to all named executive officers.

General Terms

- One RSU or RRSU is equivalent in value to one share of IBM common stock. RSUs and RRSUs are generally paid out in IBM common stock at vesting.

- Dividend equivalents are not paid on RSUs or RRSUs granted on or after January 1, 2008.

Vesting and Payout

- RSUs typically fully vest in four years, with 25% vesting each year.

- RRSUs typically fully vest in a two to five year period. These awards are occasionally given to select senior executives for the purpose of providing additional value to retain the executive through the vesting date.

- Payout of RSUs and RRSUs at each vesting date is typically contingent on the recipient remaining employed by IBM through that vesting date. See the 2019 Potential Payments Upon Termination Narrative for information on payout of unvested RSUs upon certain terminations.

- All deferred shares, comprised of shares that were deferred by the participant (Deferred IBM Shares), in the 2019 Nonqualified Deferred Compensation Table may include certain previously-granted RRSUs. Executives have not been allowed to defer payment of RSUs.

Option Awards (Column (f))

There were no option awards granted to the named executive officers in any of the years shown in the 2019 Summary Compensation Table.

Non-Equity Incentive Plan Compensation (Column (g))

Amounts in this column represent payments under IBM's Annual Incentive Program (AIP).

General Terms

- All named executive officers participate in this program. The performance period is the fiscal year (January 1 through December 31).

- See Section 1 of the 2019 Compensation Discussion and Analysis for information on performance targets for AIP.

Payout Range

- Mrs. Rometty had a target of $5 million for 2019. The other named executive officers had targets of 135% of their salary rate for 2019. See column (d) of the 2019 Grants of Plan-Based Awards Table for the target payout.

- Threshold payout for each named executive officer is $0 (see column (c) of the 2019 Grants of Plan-Based Awards Table).

- Maximum payout for each named executive officer is three times the target (see column (e) of the 2019 Grants of Plan-Based Awards Table). Beginning in 2018, maximum payout opportunity for only the Chairman and CEO is two times the target.

Vesting and Payout

- In addition to performance against corporate-wide and business unit goals, which determine the funding pool for the year, individual performance against commitments set at the beginning of the year determine payout amounts.

- An executive generally must be employed by IBM at the end of the performance period in order to be eligible to receive an AIP payout. At the discretion of appropriate senior management, the Compensation Committee, or the Board, an executive may receive a prorated payout of AIP upon retirement.

- AIP payouts earned during the performance period are paid on or before March 15 of the year following the end of such period.

Change in Retention Plan Value (Column (h))

- Amounts in the column titled Change in Retention Plan Value represent the annual change in Retention Plan Value from December 31, 2018 to December 31, 2019. Mr. Schroeter and Ms. Browdy do not have a benefit under the Retention Plan.

- See the 2019 Retention Plan Narrative for a description of the Retention Plan.

Change in Pension Value (Column (h))

- Amounts in the column titled Change in Pension Value represent the annual change in Pension Value from December 31, 2018 to December 31, 2019 for each eligible named executive officer. Ms. Browdy does not have a benefit under any IBM defined benefit pension plan.

- See the 2019 Pension Benefits Narrative for a description of the applicable defined benefit pension plan.

Nonqualified Deferred Compensation Earnings (Column (h))

- IBM does not pay above-market or preferential earnings on nonqualified deferred compensation.

- See the 2019 Nonqualified Deferred Compensation Narrative for a description of the nonqualified deferred compensation plans in which the named executive officers participate.

All Other Compensation (Column (i))

Amounts in this column represent the following as applicable:

Tax Reimbursements

- Amounts represent payments that IBM has made to the named executive officers to cover taxes incurred by them for certain business-related taxable expenses.

- These expenses for a named executive officer may include: cost of family travel to and attendance at business-related events, business-related local lodging and incidental expenses, and business-related ground transportation expenses (see Ground Transportation below).

IBM Contributions to Defined Contribution Plans

- Amounts represent IBM matching and automatic contributions to the individual accounts for each named executive officer.

- Under IBM's 401(k) Plus Plan, participants hired or rehired by IBM U.S. before January 1, 2005, including Mrs. Rometty, Mr. Kavanaugh and Dr. Kelly, are eligible to receive matching contributions up to 6% of eligible compensation. Participants hired or rehired by IBM U.S. on or after January 1, 2005, including Mr. Schroeter and Ms. Browdy, who complete the plan's service requirement, are generally eligible for up to 5% matching contributions. A participant's hire/rehire date is measured by a participant's most recent U.S. hire date. Mr. Schroeter rejoined IBM U.S. in 2011 after working for IBM Australia from April 1, 2005 to June 30, 2011. Ms. Browdy joined IBM in 2006. In addition, for all eligible participants, IBM makes automatic contributions equal to a certain percentage of eligible compensation, which generally depends on the participant's pension plan eligibility on December 31, 2007. In 2019, the automatic contribution percentage was 4% for Mrs. Rometty; 2% for Mr. Kavanaugh and Dr. Kelly; and 1% for Mr. Schroeter and Ms. Browdy.

- Under IBM's Excess 401(k) Plus Plan, IBM makes matching contributions equal to a percentage of the sum of (i) the amount the participant elects to defer under the Excess 401(k) Plus Plan, and (ii) the participant's eligible compensation after reaching the Internal Revenue Code compensation limits. Participants hired or rehired by IBM U.S. before January 1, 2005, including Mrs. Rometty, Mr. Kavanaugh and Dr. Kelly, are eligible to receive matching contributions up to 6% of eligible compensation. Participants hired or rehired by IBM U.S. on or after January 1, 2005, including Mr. Schroeter and Ms. Browdy, who complete the plan's service requirement, are eligible for up to 5% matching contributions. In addition, for all eligible participants, IBM makes automatic contributions equal to a percentage of the sum of (i) the amount the participant elects to defer under the Excess 401(k) Plus Plan, and (ii) the participant's eligible compensation in excess of the Internal Revenue Code compensation limits. The automatic contribution percentage generally depends on the participant's pension plan eligibility on December 31, 2007, and in 2019, the automatic contribution percentage was 4% for Mrs. Rometty; 2% for Mr. Kavanaugh and Dr. Kelly; and 1% for Mr. Schroeter and Ms. Browdy.

- For purposes of calculating the matching contribution and the automatic contribution under the 401(k) Plus Plan, the participant's eligible compensation excludes the amount the participant elects to defer under the Excess 401(k) Plus Plan.

- See the 2019 Nonqualified Deferred Compensation Narrative for additional details on the nonqualified deferred compensation plans.

Life and Travel Accident Insurance Premiums

- Amounts represent insurance premiums paid by IBM on behalf of the named executive officers.

- These executive officers are covered by life insurance policies under the same terms as other U.S. full-time regular employees.

- Life insurance for executives hired or rehired by IBM U.S. before January 1, 2004, including Mrs. Rometty, Mr. Kavanaugh and Dr. Kelly, is two times salary plus annual incentive program target, with a maximum coverage amount of $2,000,000. Life insurance for executives hired or rehired by IBM U.S. on or after January 1, 2004, including Mr. Schroeter and Ms. Browdy, is one times salary plus annual incentive program target, with a maximum coverage of $1,000,000.

- In addition, IBM provides Travel Accident Insurance for most employees in connection with business travel. Travel Accident Insurance for all eligible employees and executives is up to five times salary plus annual incentive target with a maximum coverage amount of $15,000,000.

Perquisites

The following describes perquisites (and their aggregate incremental cost calculations) provided to the named executive officers in 2019.

Personal Financial Planning

In 2019, IBM offered financial planning services with coverage generally up to $15,000 annually for senior U.S. executives, including each named executive officer.

Personal Travel on Company Aircraft
General Information

- Amounts represent the aggregate incremental cost to IBM for travel not directly related to IBM business.

- IBM's security practices provide that all air travel by the Chairman and CEO, including personal travel, be on Company aircraft. IBM's security practices for air travel are consistent with best practices as assessed by independent third party security experts.

- The aggregate incremental cost for Mrs. Rometty's personal travel is included in column (i) of the 2019 Summary Compensation Table. These amounts also include the aggregate incremental cost, if any, of travel by her family members or other guests on both business and non-business occasions.

- Additionally, personal travel or commutation in 2019 on Company aircraft by named executive officers other than Mrs. Rometty, and the aggregate incremental cost, if any, of travel by the officer's family or other guests when accompanying the officer on both business and non-business occasions is also included.

- Also, from time to time, named executive officers who are members of the boards of directors of certain other companies and non-profit organizations travel on Company aircraft to those outside board meetings. These amounts may include travel related to participation on these outside boards.

- Any aircraft travel by named executive officers for an annual executive physical under the corporate wellness program is included in these amounts.

Aggregate Incremental Cost Calculation

- The aggregate incremental cost for the use of Company aircraft for personal travel, including travel to outside boards, is calculated by multiplying the hourly variable maintenance cost rate for the specific aircraft by the number of flight hours used, plus the actual costs for fuel, parking, landing fees, crew expenses and catering.

- The maintenance rate for each aircraft is periodically reviewed by IBM's flight operations team and adjusted as necessary to reflect changes in costs.

- The aggregate incremental cost includes deadhead flights (i.e., empty flights to and from the IBM hangar or any other location).

- The aggregate incremental cost for any charter flights is the full cost to IBM of the charter.

Ground Transportation

General Information

- IBM's security practices provide that the Chairman and CEO be driven to and from work by IBM personnel in a car leased by IBM or by an authorized car service.

- In addition, under IBM's security practices, the Chairman and CEO may use a Company-leased car with an IBM driver or an authorized car service for non-business occasions. Further, the family of the Chairman and CEO may use a Company-leased car with an IBM driver or an authorized car service on non-business occasions or when accompanying the Chairman and CEO on business occasions.

- Other named executive officers may use a Company-leased car with an IBM driver or an authorized car service for business-related transportation, travel to outside board meetings, and an annual executive physical under IBM's corporate wellness program. Family members and other guests may accompany named executive officers other than the Chairman and CEO in a Company-leased car with an IBM driver or an authorized car service on these occasions.

- Amounts reflect the aggregate incremental cost, if any, for the above-referenced items.

Aggregate Incremental Cost Calculation

- The incremental cost for the Company-leased car with an IBM driver or an authorized car service for commutation and non-business events is calculated by multiplying the variable rate by the applicable driving time. The variable rate includes a driver's salary and overtime payments, plus a cost per mile calculation based on fuel and maintenance expense.

- The incremental cost for an authorized car service is the full cost to IBM for such service.

Personal Security

General Information

- Under IBM's security practices, IBM provides security personnel for the Chairman and CEO on certain non-business occasions and for the family of the Chairman and CEO on certain non-business occasions or when accompanying her on business occasions.

- Amounts include the aggregate incremental cost, if any, of security personnel for those occasions.

- In addition, amounts also include the cost of home security systems and monitoring for the Chairman and CEO and any other named executive officers, if applicable.

Aggregate Incremental Cost Calculation

- The aggregate incremental cost for security personnel is the cost of any commercial airfare to and from the destination, hotels, meals, car services, and salary and travel expenses of any additional subcontracted personnel if needed.

- The aggregate incremental cost for installation, maintenance, and monitoring services for home security systems reflects the full cost to IBM for these items.

Annual Executive Physical

- IBM covers the cost of an annual executive physical for the named executive officers under IBM's corporate wellness program.

- Amounts represent any payments by IBM for the named executive officers under this program, if applicable.

Family Travel and Attendance at Business-Related Events

- Business-related events attended by the named executive officers and their family members may include meetings, dinners, and receptions with IBM's clients, executive management or board members.

- Amounts represent the aggregate incremental cost, if any, of travel and/or meals and entertainment for the family members of the named executive officers to attend business-related events.

Other Personal Expenses

- Amounts represent the cost of meals and lodging for the named executive officers who traveled for their annual executive physical under IBM's corporate wellness program.

- Amounts also include expenses associated with participation on outside boards other than those disclosed as Personal Travel on Company Aircraft and Ground Transportation.

- Amounts also include items relating to business events and administrative charges incurred by executives.

2019 SUMMARY COMPENSATION TABLE

Name and Principal Position (a) Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock Awards[1] ($) (e)	Option Awards[2] ($) (f)	Non-Equity Incentive Plan Compensation ($) (g)	Change in Retention Plan Value[3] ($) (h)	Change in Pension Value[4] ($) (h)	Nonqualified Deferred Compensation Earnings[5] ($) (h)	All Other Compensation[6][7] ($) (i)	Total[8] ($) (j)
V.M. Rometty, Chairman, President and CEO										
2019	$1,600,000	$0	$11,610,046	$0	$5,000,000	$109,106	$967,778	$0	$ 873,935	$20,160,865
2018	1,600,000	0	10,801,392	0	4,050,000	0	0	0	1,100,826	17,552,218
2017	1,600,000	0	10,428,720	0	5,100,000	79,951	494,882	0	891,797	18,595,350
J.J. Kavanaugh, Senior VP and CFO										
2019	$ 787,500	$0	$ 5,063,127	$0	$1,064,000	$ 83,877	$ 11,804	$0	$ 129,884	$ 7,140,192
2018	713,000	0	4,263,851	0	814,050	0	23,343	0	82,901	5,897,145
2017	649,000	0	3,136,575	0	919,000	11,766	33,651	0	119,808	4,869,800
M.J. Schroeter, Senior VP, IBM Global Markets										
2019	$ 936,000	$0	$ 8,118,340	$0	$ 948,000	N/A	$ 4,487	$0	$ 211,675	$10,218,501
2018	905,000	0	4,872,751	0	1,074,400	N/A	7,702	0	170,549	7,030,402
2017	828,500	0	4,312,687	0	1,181,000	N/A	11,436	0	138,538	6,472,162
J.E. Kelly III, Executive Vice President										
2019	$ 868,000	$0	$ 5,237,677	$0	$ 703,200	$677,321	$ 53,005	$0	$ 184,864	$ 7,724,067
2018	860,000	0	4,629,243	0	644,600	0	55,273	0	226,336	6,415,452
2017	830,500	0	4,312,687	0	861,000	127,911	70,056	0	240,339	6,442,493
M.H. Browdy, Senior VP and General Counsel[9]										
2019	$ 744,500	$0	$ 3,753,766	$0	$ 982,300	N/A	N/A	$0	$ 107,504	$ 5,588,070

Note: For assumptions used in determining the fair value of stock and option awards, see Note A (Significant Accounting Policies – Stock-Based Compensation) to IBM's 2019 Consolidated Financial Statements.

(1) Amounts in this column reflect the total Performance Share Units (PSUs) and Restricted Stock Units (RSUs).

Amounts include the aggregate grant date fair values of PSUs at the Target number (described in the 2019 Summary Compensation Table Narrative), calculated in accordance with accounting guidance; these amounts reflect an adjustment for the exclusion of dividend equivalents. At the Maximum number, these values for Mrs. Rometty would be: 2019: $12,829,069; 2018: $11,935,509; 2017: $10,168,002; for Mr. Kavanaugh: 2019: $5,594,668; 2018: $4,711,494; 2017: $3,058,222; for Mr. Schroeter: 2019: $8,970,714; 2018: $5,384,454; 2017: $4,204,970; for Dr. Kelly: 2019 $5,787,591; 2018: $5,115,348; 2017: $4,204,970; for Ms. Browdy: 2019: $4,147,858.

Amounts also include the aggregate grant date fair values of RSUs granted to Mrs. Rometty, Mr. Kavanaugh, Mr. Schroeter, Dr. Kelly and Ms. Browdy, if applicable, calculated in accordance with accounting guidance; these amounts reflect an adjustment for the exclusion of dividend equivalents.

(2) There were no option awards granted to any of the named executive officers in the years shown in the 2019 Summary Compensation Table.

(3) Assumptions can be found immediately after the 2019 Retention Plan Table. Although accruals under the Retention Plan stopped on December 31, 2007, changes in Retention Plan Value can occur based on changes to participants' ages and actuarial assumptions. For 2017, and 2018, and 2019, Change in Retention Plan Value for the eligible named executive officers was due to their age, changes in the discount rate, interest crediting rate, and mortality table. The change in Retention Plan Value for the eligible named executive officers resulted in negative amounts in 2018 for Mrs. Rometty $(199,118), Mr. Kavanaugh $(53,853) and Dr. Kelly $(909,446).

(4) Assumptions can be found immediately after the 2019 Pension Benefits Table. Although accruals under the IBM Personal Pension Plan stopped on December 31, 2007, changes in Pension Value can occur based on changes to participants' ages and actuarial assumptions. For 2017, and 2018, and 2019, Change in Pension Value for the named executive officers was due to their age, changes in the discount rate, interest crediting rate, and mortality table. For 2018, the change in Pension Value for the named executive officers resulted in the following negative amount for Mrs. Rometty $(349,181).

(5) IBM does not provide above-market or preferential earnings on deferred compensation. See the 2019 Nonqualified Deferred Compensation Narrative for information about deferred compensation.

(6) Amounts in this column include the following for 2019: Mrs. Rometty: tax reimbursements of $30,391 and IBM contributions to defined contribution plans of $565,000; for Mr. Kavanaugh: IBM contributions to defined contribution plans of $126,224; for Mr. Schroeter: tax reimbursements of $33,149 and contributions to defined contribution plans of $120,624; for Dr. Kelly: IBM contributions to defined contribution plans of $82,332; and for Ms. Browdy: IBM contributions to defined contribution plans of $92,152.

(7) Amounts in this column also include the following perquisites for 2019: for Mrs. Rometty: personal financial planning, ground transportation, personal security, annual executive physical, family attendance at business-related events, personal travel on Company aircraft of $237,311, and other personal expenses; for Mr. Schroeter: personal financial planning, personal security, annual executive physical, family attendance at business-related events of $33,879, and other personal expenses; for Dr. Kelly: ground transportation, personal security, annual executive physical, family attendance at business-related events, personal travel on Company aircraft of $82,289, and other personal expenses; for Ms. Browdy: personal financial planning and other personal expenses. See the 2019 Summary Compensation Table Narrative for a description and information about the aggregate incremental cost calculations for perquisites.

(8) Amounts in this column reflect the total of the following columns: Salary, Bonus, Stock Awards, Option Awards, Non-Equity Incentive Plan Compensation, Change in Retention Plan Value, Change in Pension Value, Nonqualified Deferred Compensation Earnings and All Other Compensation.

(9) Ms. Browdy was not a named executive officer in IBM's 2018 or 2019 Proxy Statement; therefore, this table does not provide 2017 or 2018 data for her.

Name (a) Type of Award[1]	Grant Date (b)	Compensation Committee Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units[3] (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Closing Price on the NYSE on the Date of Grant ($/Sh)	Grant Date Fair Value of Stock and Option Awards[4] ($) (l)
			Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (#) (g)	Maximum (#) (h)					
V.M. Rometty													
AIP	N/A	01/29/2019	0	5,000,000	10,000,000								
PSU	06/07/2019	01/29/2019				16,018	64,073	108,924					7,546,518
RSU	06/07/2019	01/29/2019							34,501				4,063,528
J.J. Kavanaugh													
AIP	N/A	01/29/2019	0	1,120,000	3,360,000								
PSU	06/07/2019	01/29/2019				6,986	27,942	47,501					3,291,009
RSU	06/07/2019	01/29/2019							15,046				1,772,118
M.J. Schroeter													
AIP	N/A	01/29/2019	0	1,264,000	3,792,000								
PSU	06/07/2019	01/29/2019				11,201	44,803	76,165					5,276,897
RSU	06/07/2019	01/29/2019							24,125				2,841,443
J.E. Kelly III													
AIP	N/A	01/29/2019	0	1,172,000	3,516,000								
PSU	06/07/2019	01/29/2019				7,226	28,905	49,139					3,404,431
RSU	06/07/2019	01/29/2019							15,565				1,833,246
M.H. Browdy													
AIP	N/A	01/29/2019	0	1,034,000	3,102,000								
PSU	06/07/2019	01/29/2019				5,179	20,716	35,217					2,439,930
RSU	06/07/2019	01/29/2019							11,155				1,313,836

(1) Type of Award:

AIP = Annual Incentive Program

PSU = Performance Share Unit

RSU = Restricted Stock Unit

Each of these awards was granted under IBM's 1999 Long-Term Performance Plan. See the 2019 Summary Compensation Table Narrative for additional information on these types of awards.

(2) PSU awards will be adjusted based on performance and paid in February 2022.

(3) RSU awards vest 25% on June 7, 2020, June 7, 2021, June 7, 2022, and June 7, 2023, provided that in each case, the named executive officer is an employee of IBM as of those dates unless they meet certain requirements to be eligible for continued vesting (see 2019 Potential Payments Upon Termination Narrative for a description of these eligibility requirements).

(4) The amounts in this column reflect the aggregate grant date fair values of PSU and RSU awards calculated in accordance with accounting guidance. The values shown for the PSU awards are based on the Target number, as described in the 2019 Summary Compensation Table Narrative. The values shown for the PSUs and RSUs reflect an adjustment for the exclusion of dividend equivalents.

2019 Outstanding Equity Awards at Fiscal Year-End Table and Related Narrative

Option Awards (Columns (b)–(f))

General Terms

- In accordance with IBM's Long-Term Performance Plan (LTPP), the exercise price of stock options is not less than the average of the high and low prices of IBM common stock on the New York Stock Exchange (NYSE) on the date of grant.

- Options generally expire ten years after the date of grant.

- The option recipient must remain employed by IBM through each vesting date in order to receive any potential payout value.

- IBM has not granted any option awards that are Equity Incentive Plan Awards.

Stock Awards (Columns (g)–(j))

Number of Shares or Units of Stock That Have Not Vested (Column (g))

The amounts in this column are the number of RSUs that were outstanding as of December 31, 2019.

Market Value of Shares or Units of Stock That Have Not Vested (Column (h))

The amounts in this column are the value of RSU awards disclosed in column (g), calculated by multiplying the number of units by the closing price of IBM stock on the last business day of the 2019 fiscal year ($134.04).

Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (Column (i))

The amounts in this column are the number of PSUs that were outstanding as of December 31, 2019.

Performance Share Units

- Amounts in column (i) reflect the Target number for each PSU award.

- The performance criteria for IBM's PSU program is based on cumulative three-year rolling targets. Therefore, measuring annual performance against these targets is not meaningful.

- See Section 1 of the 2019 Compensation Discussion and Analysis, as well as the 2019 Summary Compensation Table Narrative, for a detailed description of the PSU program, including payout calculations.

- The table below provides the payout levels for all outstanding PSU awards for each of the named executive officers. A Maximum number of PSUs earned is 150% of the Target number based on business objectives, plus up to an additional 20 points (for a maximum of 170%) based on the relative ROIC modifier.

2019 OUTSTANDING PSU AWARD PAYOUT LEVELS

Name	Grant Date	Threshold	Target	Maximum
V.M. Rometty	06/08/2018	13,508	54,032	91,854
	06/07/2019	16,018	64,073	108,924
J.J. Kavanaugh	06/08/2018	5,332	21,329	36,259
	06/07/2019	6,986	27,942	47,501
M.J. Schroeter	06/08/2018	6,094	24,375	41,438
	06/07/2019	11,201	44,803	76,165
J.E. Kelly III	06/08/2018	5,789	23,157	39,367
	06/07/2019	7,226	28,905	49,139
M.H. Browdy	06/08/2018	3,860	15,438	26,245
	06/07/2019	5,179	20,716	35,217

Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (Column (j))

The amounts in this column are the values of PSU awards disclosed in column (i), calculated by multiplying the number of units by the closing price of IBM stock on the last business day of the 2019 fiscal year ($134.04).

	Option Awards					Stock Awards							
Name (a) Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable (b)	Number of Securities Underlying Unexercised Options (#) Unexercisable (c)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (d)	Option Exercise Price ($) (e)	Option Expiration Date (f)	Type of Award	Grant Date	Number of Shares or Units of Stock That Have Not Vested[1] (#) (g)	Market Value of Shares or Units of Stock That Have Not Vested[2] ($) (h)	Type of Award	Grant Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[3] (#) (i)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[2] ($) (j)
V.M. Rometty													
01/26/16	375,000	0	N/A	$129.08	01/25/26	RSU	06/08/16	8,026	$ 1,075,805	PSU	06/08/18	54,032	$ 7,242,449
01/26/16	375,000	0	N/A	135.22	01/25/26	RSU	06/08/17	13,300	1,782,732	PSU	06/08/19	64,073	8,588,345
01/26/16	375,000	0	N/A	141.37	01/25/26	RSU	06/08/18	21,821	2,924,887				
01/26/16	375,000	0	N/A	153.66	01/25/26	RSU	06/07/19	34,501	4,624,514				
Total	**1,500,000**	**0**						**77,648**	**10,407,938**			**118,105**	**15,830,794**
J.J. Kavanaugh													
						RSU	06/08/16	2,113	283,227	PSU	06/08/18	21,329	2,858,939
						RSU	06/08/17	4,000	536,160	PSU	06/08/19	27,942	3,745,346
						RSU	06/08/18	8,614	1,154,621				
						RSU	06/07/19	15,046	2,016,766				
Total	**0**	**0**						**29,773**	**3,990,773**			**49,271**	**6,604,285**
M.J. Schroeter													
						RSU	06/08/16	3,018	404,533	PSU	06/08/18	24,375	3,267,225
						RSU	06/08/17	5,500	737,220	PSU	06/08/19	44,803	6,005,394
						RSU	06/08/18	9,844	1,319,490				
						RSU	06/07/19	24,125	3,233,715				
Total	**0**	**0**						**42,487**	**5,694,957**			**69,178**	**9,272,619**
J.E. Kelly III													
						RSU	06/08/16	3,319	444,879	PSU	06/08/18	23,157	3,103,964
						RSU	06/08/17	5,500	737,220	PSU	06/08/19	28,905	3,874,426
						RSU	06/08/18	9,352	1,253,542				
						RSU	06/07/19	15,565	2,086,333				
Total	**0**	**0**						**33,736**	**4,521,973**			**52,062**	**6,978,390**
M.H. Browdy													
						RSU	06/08/16	1,993	267,142	PSU	06/08/18	15,438	2,069,310
						RSU	06/08/17	3,500	469,140	PSU	06/08/19	20,716	2,776,773
						RSU	06/08/18	6,235	835,739				
						RSU	06/07/19	11,155	1,495,216				
Total	**0**	**0**						**22,883**	**3,067,237**			**36,154**	**4,846,082**

Type of Award:

PSU = Performance Share Unit

RSU = Restricted Stock Unit

(1) The amounts shown in column (g) of the 2019 Outstanding Equity Awards at Fiscal Year-End Table are RSU awards that have not yet vested. See the 2019 Summary Compensation Table Narrative for additional information on these types of awards. The Vesting Schedule for Unvested RSUs table below shows the vesting schedules for these outstanding awards. In 2016, 2017, 2018, and 2019, each named executive officer received RSU awards that vest 25% per year on the first through the fourth anniversaries of the grant date.

(2) Values in these columns are calculated by multiplying the number of units by the closing price of IBM stock on the last business day of the 2019 fiscal year ($134.04).

(3) The amounts shown in column (i) of the 2019 Outstanding Equity Awards at Fiscal Year-End Table are PSU awards that have not yet vested. See the 2019 Summary Compensation Table Narrative for additional information on PSU awards. The Vesting Schedule for Unvested PSUs table below shows the vesting schedules for these outstanding PSU awards (reflecting Target payout), all of which are paid out in February following the end of the performance period.

VESTING SCHEDULE FOR UNVESTED RSUs

Name	Type of Award	Grant Date	Vesting Schedule 2020	2021	2022	2023
V.M. Rometty	RSU	06/08/2016	8,026			
	RSU	06/08/2017	6,650	6,650		
	RSU	06/08/2018	7,273	7,273	7,275	
	RSU	06/07/2019	8,625	8,625	8,625	8,626
J.J. Kavanaugh	RSU	06/08/2016	2,113			
	RSU	06/08/2017	2,000	2,000		
	RSU	06/08/2018	2,871	2,871	2,872	
	RSU	06/07/2019	3,761	3,761	3,761	3,763
M.J. Schroeter	RSU	06/08/2016	3,018			
	RSU	06/08/2017	2,750	2,750		
	RSU	06/08/2018	3,281	3,281	3,282	
	RSU	06/07/2019	6,031	6,031	6,031	6,032
J.E. Kelly III	RSU	06/08/2016	3,319			
	RSU	06/08/2017	2,750	2,750		
	RSU	06/08/2018	3,117	3,117	3,118	
	RSU	06/07/2019	3,891	3,891	3,891	3,892
M.H. Browdy	RSU	06/08/2016	1,993			
	RSU	06/08/2017	1,750	1,750		
	RSU	06/08/2018	2,078	2,078	2,079	
	RSU	06/07/2019	2,788	2,788	2,788	2,791

VESTING SCHEDULE FOR UNVESTED PSUS

Name	Grant Date	Vesting Schedule Dec-2020	Dec-2021
V.M. Rometty	06/08/2018	54,032	
	06/07/2019		64,073
J.J. Kavanaugh	06/08/2018	21,329	
	06/07/2019		27,942
M.J. Schroeter	06/08/2018	24,375	
	06/07/2019		44,803
J.E. Kelly III	06/08/2018	23,157	
	06/07/2019		28,905
M.H. Browdy	06/08/2018	15,438	
	06/07/2019		20,716

2019 OPTION EXERCISES AND STOCK VESTED TABLE

Name (a)	Option Awards: Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Stock Awards[1]: Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($) (e)
V.M. Rometty	0	0	66,409	$8,888,951
J.J. Kavanaugh	0	0	29,127	3,722,877
M.J. Schroeter	0	0	52,592	7,049,935
J.E. Kelly III	0	0	41,553	5,562,571
M.H. Browdy	0	0	25,332	3,405,388

(1) Amounts shown in these columns reflect PSU, RSU, and RRSU awards that vested during 2019. The PSU award for the 2017–2019 performance period vested on December 31, 2019, and paid out to each named executive officer on February 1, 2020; the value of this PSU award was determined by multiplying the number of shares by the closing price of IBM stock on the vesting date. See the 2019 Summary Compensation Table Narrative for details on these types of awards.

Pay Ratio

The ratio of the CEO's annual total compensation to that of the median employee's annual total compensation is 354:1. This ratio is based on annual total compensation of $20,160,865 for the CEO (as reported in the Summary Compensation Table) and $56,896 for the median employee. The median employee used for the pay ratio disclosure in the Company's 2018 and 2019 Proxy Statements was determined as of October 1, 2017 using annual base pay for IBM employees on that date; all foreign currencies were converted to U.S. dollars. The original median employee has since left the Company; accordingly, the Company has used another employee whose compensation is substantially similar to the original median employee, based on the compensation measure used to select the original median employee at that time. For purposes of determining our median employee in 2017, approximately 17,000 employees* (which represents less than 5% of IBM's total employees) were excluded either because they became IBM employees in connection with certain acquisitions who maintain separate terms of employment (some of which closed prior to 2017), or were employed by a limited number of subsidiaries that maintain separate terms of employment. The Company believes that this calculation is a reasonable estimate of the pay ratio.

* Certain employees from Aperto, Blue Express Computer Engineering Technology Company, BNP Paribas Partners for Innovation, Bluewolf, Cloudigo, exc.io, EXA Corporation, GesNext, Ingenieria De Software Avanzado, Innovative Solutions for Finance, Information Technology Nostrum, Iru Ederra XXI, ISM Canada, IT Now, KTS, Promontory, Proxxi, SI Solutions, SoftINSA, SoftLayer, Truven, Value Transformation Services, and Wedoit Sociedad Tecnologias De la Information.

2019 Retention Plan Narrative

General Description and Purpose

During the mid-1990s, an additional form of retention compensation was created for certain IBM U.S. leaders. The plan, formally called the "IBM Supplemental Executive Retention Plan" (Retention Plan), began in 1995 during a particularly trying time in IBM's history when it faced challenges that many thought put its very existence at risk. Some key leaders were recruited away from IBM during this time. In this environment, IBM created this new plan to help retain for full careers the caliber of senior leaders needed to turn IBM around, preserve its long-term viability and position it for growth in the future.

Because its original purpose had been met, the Retention Plan was closed to new participants effective May 1, 2004, and will not be replaced by any other plan. **Future accruals under the Retention Plan stopped on December 31, 2007**, therefore, a participant's Retention Plan benefit does not consider pay earned or service performed after such date.

Payments accrue based on age and service and are typically payable only after age 60, as a way to encourage senior leaders to continue working for IBM past the age when many others at IBM choose to retire.

Even though the Retention Plan provides for the payment of specified benefits after retirement, given the nature of this program as a retention vehicle, the Retention Plan is discussed in its own section instead of in the Pension Benefits section. As a consequence, the amounts reflected below are separately presented in the 2019 Retention Plan Table and are not included in the 2019 Pension Benefits Table.

The 2019 Retention Plan Table shows each eligible named executive officer's number of years of credited service, present value of accumulated benefit and payments during the last fiscal year under the Retention Plan. The Retention Plan is a U.S. Plan and eligibility is based on U.S. employment. Mrs. Rometty, Mr. Kavanaugh and Dr. Kelly are eligible for a benefit under the Retention Plan. Mr. Schroeter is not eligible for a Retention Plan benefit because he did not meet all of the eligibility criteria. Specifically, he did not continuously remain on the U.S. payroll, as he worked for IBM Australia from April 1, 2005 through June 30, 2011. Ms. Browdy was hired after the Retention Plan was closed to new participants.

Description of Retention Plan

- The Retention Plan provides for payment of an annual benefit as long as the participant satisfies the age, service, pay, and job level requirements.

- Effective July 1, 1999, IBM amended the Retention Plan to provide a new benefit formula, but allowed participants who met certain age, service, and pay level conditions as of June 30, 1999 to continue to earn benefits under the prior formula if the prior formula provides a greater benefit.

- Retention Plan benefits are subject to forfeiture and rescission if an executive is terminated for cause or engages in competitive or other activity detrimental to IBM during or following employment.

Material Terms and Conditions: 1995 Retention Plan

- The benefits provided under the Retention Plan for Mr. Kavanaugh and Dr. Kelly are determined under the Retention Plan formula in effect prior to the July 1, 1999 amendment (1995 Retention Plan).

- Benefits are available under the 1995 Retention Plan only if a participant terminates employment, becomes disabled or dies on or after meeting the early retirement age and service requirement, holds an executive-level position immediately prior to termination or death, and has final average pay of at least $160,000 immediately prior to termination, disability or death.

- The benefit provided under the 1995 Retention Plan is payable only as an annuity beginning on the first day of the month following termination of employment (subject to a six-month delay for "specified employees" as required under Section 409A of the Internal Revenue Code).

- If the participant terminates employment on or after age 60, the 1995 Retention Plan benefit expressed as an annual single life annuity is equal to:

> **(1)** 1.7% times final average pay up to (and including) $311,400 times years of service up to (and including) 20 years
>
> **+**
>
> **(2)** 2.55% times final average pay in excess of $311,400 times years of service up to (and including) 20 years
>
> **+**
>
> **(3)** 1.3% times final average pay times years of service in excess of 20, but not in excess of 30 years
>
> **+**
>
> **(4)** 0.75% times final average pay times years of service in excess of 30, but not in excess of 35 years
>
> **−**
>
> **(5)** The annual single life annuity that would be provided under the IBM Personal Pension Plan beginning on the benefit commencement date

- If the participant terminates employment before age 60, the annual single life annuity resulting from the sum of the amounts specified in (1) through (4) is reduced as specified in the Retention Plan. For example, if a participant terminates at age 59, the benefit is reduced by 3%, at age 58, by 7%, and at age 57, by 11%.

- The benefit of a participant in the 1995 Retention Plan will not be less than the benefit that would be provided if the participant were in the 1999 Retention Plan, as described in the next subsection.

Material Terms and Conditions: 1999 Retention Plan

- The benefits provided under the Retention Plan to Mrs. Rometty are determined under the Retention Plan formula in effect on and after the July 1, 1999 amendment (1999 Retention Plan).

- Benefits are available under the 1999 Retention Plan if a participant holds an executive-level position immediately

prior to termination or death, has final average pay in excess of $405,400 on both January 1, 2007 and immediately prior to termination or death, and either:

– Terminates employment for any reason other than cause or dies, in each case after attaining age 60 and completing at least five years of service; or

– Terminates employment for any reason other than cause or dies, in each case after attaining age 55 and completing at least 15 years of service and either becomes disabled (as determined under IBM's long-term disability plan), or if approved by the Board in the case of the two highest paid officers (and if approved by the Compensation Committee and the chairman and chief executive officer in the case of any other officer of IBM).

• If the participant terminates employment after attaining age 60 and completing at least five years of service, the 1999 Retention Plan benefit expressed as an annual single life annuity is equal to:

> (1) 1% times final average pay up to (and including) $405,400 times years of service up to (and including) 35 years
>
> **+**
>
> (2) 2.5% times final average pay in excess of $405,400 times years of service up to (and including) 35 years
>
> **−**
>
> (3) The annual single life annuity that would be provided under the IBM Personal Pension Plan beginning on the benefit commencement date

• In no event will the sum of the amounts in (1) and (2) exceed 65% times final average pay times a fraction (no greater than 1), the numerator of which is the participant's years of service and the denominator of which is 35.

• A participant who terminates employment after attaining age 55, but prior to attaining age 60, who completes at least 15 years of service, and who receives Compensation Committee and chairman and chief executive officer approval (or Board approval in the case of the two highest paid officers) as described above, will receive a reduced single life annuity. The reduced single life annuity will be determined by reducing the sum of the amounts specified in (1) and (2) by 0.5% for each month that the benefit commencement date precedes age 60.

Compensation Elements Included in Calculations

• The definitions of eligible final average pay and eligible compensation for purposes of the Retention Plan have the same meanings as under the Pension Credit Formula in the IBM Personal Pension Plan.

Funding

• The Retention Plan is unfunded and maintained as a book reserve (notional) account.

• No funds are set aside in a trust or otherwise; participants in the Retention Plan are general unsecured creditors of IBM regarding the payment of their Retention Plan benefits.

Policy Regarding Extra Years of Credited Service

• Generally, a participant's years of credited service for benefits are based on the years an employee participated in the IBM

Personal Pension Plan through December 31, 2007, the date accrual of future benefits stopped.

Available Forms of Payment

• A participant's benefit is only payable in the form of an annuity with monthly benefit payments beginning on the first day of the month following termination of employment (subject to a six-month delay for "specified employees" as required under Section 409A of the Internal Revenue Code). Lump sum payments are not available under the Retention Plan.

• A participant may elect to receive his or her benefit in the form of a single life annuity or in certain other actuarially equivalent forms of payment.

Annual Retention Plan Benefit

• The annual Retention Plan benefit that was earned as of December 31, 2007 and that is payable as a single life annuity beginning at the earliest unreduced retirement age (as defined in the next subsection) for each eligible named executive officer is detailed in the table below.

Name	Annual Retention Plan Benefit at Earliest Unreduced Retirement Age
V.M. Rometty	$ 96,830
J.J. Kavanaugh	16,314
J.E. Kelly III	594,027

Present Value of Accumulated Benefit

• The present value of accumulated benefit shown in the 2019 Retention Plan Table below is the value as of December 31, 2019 of the annual Retention Plan benefit that was earned as of December 31, 2007.

• The earliest unreduced retirement age is the earliest age an eligible named executive officer may start receiving the Retention Plan benefit without a reduction for early commencement. As of December 31, 2019, Mrs. Rometty and Dr. Kelly had reached the earliest unreduced retirement age. Because Mr. Kavanaugh did not attain age 60 by December 31, 2019, the earliest unreduced retirement age is his age on the first day of the month that coincides with or next follows the attainment of age 60.

• Certain assumptions were used to determine the present value of the annual accumulated Retention Plan benefit that is payable beginning at the earliest unreduced retirement age. Those assumptions are described immediately following the 2019 Retention Plan Table

2019 RETENTION PLAN TABLE

Name (a)	Plan Name (b)	Number of Years Credited Service[1] (#) (c)	Present Value of Accumulated Benefit[2] ($) (d)	Payments During Last Fiscal Year ($) (e)
V.M. Rometty	Retention Plan	26	$1,649,913	$0
J.J. Kavanaugh	Retention Plan	12	232,961	0
J.E. Kelly III	Retention Plan	27	8,828,849	0

(1) Reflects years of credited service as of December 31, 2007, which was the date accruals under the Retention Plan stopped. Each of the eligible named executive officers in this table has 12 additional years of service with IBM after that date.

(2) While the accruals under the Retention Plan stopped on December 31, 2007, the value of the Retention Plan benefit for the eligible named executive officers will continue to change based on their ages, the assumptions used to calculate the present value of the accumulated benefit, and the benefit that would be provided under the IBM Personal Pension Plan.

Assumptions to determine present value for each eligible named executive officer, as of December 31, 2019:

- Measurement date: December 31, 2019

- Interest rate for present value: 3.1%

- To determine Personal Pension Account benefit:
  – Interest crediting rate: 2.7% for 2020 and after

  – Interest rate to convert Personal Pension Account balance to single life annuity: 2.0767% for years 1–5, 3.0433% for years 6–20, and 3.6367% for year 21 and after

  – Mortality table to convert Personal Pension Account balance to single life annuity is 2020 Personal Pension Account Optional Combined Unisex Table

- Mortality (pre-commencement): None

- Mortality (post-commencement):
  – Base Table: Modified RP-2014 White Collar sex-distinct annuitant tables with adjustment to 2006 by backing out MP-2014 improvement and further adjusting the mortality rates by a factor of 1.016

  – Improvement Scale: A modified Scale MP-2019 projection table with projected improvements starting in 2006 for healthy mortality. The modified table is based on the RPEC 2014 v2019 model, with the same 20 year diagonal convergence period and 10 year horizontal convergence period and underlying weighting percentages for the age/period and year-of-birth cohort periods. The long-term improvement rates are 0.75% up to age 85, linearly decreasing to 0.0% at age 115

- Withdrawal rates: None

- Retirement rates: None prior to Assumed Retirement Age

- Normal Retirement Age: Age 60 for Retention Plan, Age 65 for IBM Personal Pension Plan

- Assumed Retirement Age: Later of Age 60 for Retention Plan, Age 65 for IBM Personal Pension Plan, or current age

- Accumulated benefit is calculated based on credited service and final average pay as of December 31, 2007

- Offset for benefit payable under the IBM Personal Pension Plan is determined based on the single life annuity that would be payable under the plan beginning on the first day of the month following the assumed termination of employment

- Present value is the present value of the single life annuity payable at assumed retirement age beginning on the first day of the month following the assumed termination of employment. The six-month delay under the Retention Plan for "specified employees" as required under Section 409A of the Internal Revenue Code was disregarded for this purpose

- All results shown are estimates only; actual benefits will be based on precise credited service and compensation history, which will be determined at termination of employment

Assumptions to determine present value as of December 31, 2018:

- The column titled Change in Retention Plan Value in the 2019 Summary Compensation Table quantifies the change in the present value of the Retention Plan benefit from December 31, 2018 to December 31, 2019

- To determine the present value of the Retention Plan benefit as of December 31, 2018, the same assumptions that are described above to determine present value as of December 31, 2019 were used, except (1) a 4.1% interest rate, Modified RP-2014 White Collar sex-distinct annuitant tables with adjustment to 2006 by backing out MP-2014 improvement and further adjusting the mortality rates at each age (averaging approximately 1.016); and the Modified MP-2018 improvement scale, and (2) to determine the Personal Pension Account benefit, the following were used:
  – Interest crediting rate: 3.6% for 2019 and after

  – Interest rate to convert Personal Pension Account balance to annual single life annuity: 3.2133% for years 1–5, 4.2667% for years 6–20, and 4.5767% for year 21 and after

- Mortality table for Personal Pension Account balance conversion: 2019 Personal Pension Account Optional Combined Unisex Table

2019 Pension Benefits Narrative

The 2019 Pension Benefits Tables show the number of years of credited service, present value of accumulated benefit and payments during the last fiscal year for each eligible named executive officer under the IBM U.S. defined benefit pension plan. Mrs. Rometty, Mr. Kavanaugh, Mr. Schroeter and Dr. Kelly have pension benefits under the U.S. defined benefit pension plan, and Ms. Browdy does not have a benefit under any IBM defined benefit pension plan.

U.S. Qualified Plan and Nonqualified Plan Descriptions – General

The IBM Personal Pension Plan consists of a tax-qualified plan and a non-tax qualified plan. Effective January 1, 2008, the non-tax qualified plan was renamed the IBM Excess Personal Pension Plan and is referred to herein as the Nonqualified Plan, and the tax-qualified plan is referred to as the Qualified Plan. The combined plan is referred to herein as the IBM Personal Pension Plan. Effective January 1, 2005, the IBM Personal Pension Plan was closed to new participants.

Plan Description

- Effective July 1, 1999, IBM amended the IBM Personal Pension Plan to provide a new benefit formula, but allowed participants who met certain age and service conditions as of June 30, 1999, to elect to continue to earn benefits under the prior formulas, including the Pension Credit Formula.

- Accrual of future benefits under the IBM Personal Pension Plan stopped on December 31, 2007. Accordingly, a participant's pension benefit does not consider pay earned and service credited after such date.

- The Qualified Plan provides funded, tax-qualified benefits up to the limits on compensation and benefits under the Internal Revenue Code.

- The Nonqualified Plan provides unfunded, nonqualified benefits in excess of the limits on compensation.

IBM U.S. Personal Pension Plan (Qualified Plan)

Purpose of the Qualified Plan

- The Qualified Plan was designed to provide tax-qualified pension benefits that are generally available to all U.S. regular employees.

- The cessation of accruals under the Qualified Plan and the continued IBM contributions under the tax-qualified defined contribution plan, the IBM 401(k) Plus Plan, reflects IBM's desire to provide appropriate benefits for its employees, consistent with the changing needs of IBM's workforce and the changing nature of retirement benefits provided by IBM's current competition.

Material Terms and Conditions: Pension Credit Formula under the Qualified Plan

- The benefits under the Qualified Plan for Mrs. Rometty are determined under the Pension Credit Formula. Mrs. Rometty satisfied the eligibility requirements for the Pension Credit Formula in 1999.

- The Pension Credit Formula is a pension equity formula that provides annual benefits based on a participant's total point value divided by an annuity conversion factor.

- The total point value is equal to total base points times final average pay plus total excess points times final average pay in excess of Social Security Covered Compensation.

- For purposes of the Pension Credit Formula, final average pay is equal to average compensation over the final five years of employment or the highest consecutive five calendar years of compensation, whichever is greater, prior to 2008.

- The annuity conversion factor is pre-determined according to the IBM Personal Pension Plan document.

- Prior to 2008, participants earned points as follows: 0.16 base points each year until a 4.25 base point cap was reached, and 0.03 excess points each year until a 0.75 excess point cap was reached.

- The total point value is converted to an annuity at the benefit commencement date based on pre-determined annuity conversion factors.

- A participant may receive his or her benefit immediately following termination of employment, or may defer benefit payments until any time between early retirement age and normal retirement age.

- Early retirement age is defined as:
  - Any age with 30 years of service;
  - Age 55 with 15 years of service; or
  - Age 62 with five years of service.

- As of December 31, 2019, Mrs. Rometty had attained early retirement age.

- Under the Pension Credit Formula, a participant who terminates employment and whose pension benefit commences before his or her normal retirement age will receive smaller monthly annuity payments than if his or her benefit commences at normal retirement age.

- Instead of receiving his or her entire benefit under the Pension Credit Formula as an annuity, a participant may elect to receive a portion of the benefit as an unsubsidized lump sum. The lump sum amount is based on the benefit the participant earned before January 1, 2000.

Material Terms and Conditions: Personal Pension Account Formula under the Qualified Plan

- Mr. Kavanaugh's, Mr. Schroeter's and Dr. Kelly's benefit under the Qualified Plan is determined under the Personal Pension Account formula, which is a cash balance formula.

- According to the terms of the Qualified Plan, under the Personal Pension Account formula prior to 2008, the eligible named executive officers above receive pay credits and interest credits to their respective Personal Pension Accounts. The pay credits for a year were equal to 5% of the

eligible named executive officers' eligible compensation for that year. The interest credits are based on the annual interest rate on one-year Treasury Constant Maturities plus 1%. Further, the eligible named executive officers may receive their benefit under the Personal Pension Account formula at any time following termination of employment, but may not defer the commencement of the benefit later than normal retirement age. If the eligible named executive officers' benefit begins to be paid before normal retirement age, it will be reduced when compared to the benefit that would commence at normal retirement age. The eligible named executive officers may receive their benefit in the following forms: a lump sum equal to the Personal Pension Account balance, an annuity that is actuarially equivalent to the Personal Pension Account balance, or both a partial lump sum and a reduced annuity.

Compensation Elements Included in Calculations

- Prior to 2008, eligible compensation was generally equal to the total amount that is included in income including:
    - Salary;
    - Recurring payments under any form of variable compensation plan (excluding stock options and other equity awards); and
    - Amounts deducted from salary and variable compensation under IBM's Internal Revenue Code Section 125 plan (cafeteria plan), and amounts deferred under IBM's 401(k) Plus Plan and Excess 401(k) Plus Plan.

- Equity compensation – stock options, RSUs, RRSUs, and PSUs – was excluded from eligible compensation.

- Compensation for a year was limited to the compensation limit under the Internal Revenue Code. For 2007, the last year that benefits accrued under the Qualified Plan, the compensation limit was $225,000. In addition, benefits provided under the Qualified Plan may not exceed an annual benefit limit under the Internal Revenue Code (which in 2019 was $225,000 payable as an annual single life annuity beginning at normal retirement age).

Qualified Plan Funding

- Benefits under the Qualified Plan are funded by an irrevocable tax-exempt trust.

- A participant's benefits under the Qualified Plan are payable from the assets held by the tax-exempt trust.

Policy Regarding Extra Years of Credited Service

- Generally, a participant's years of credited service are based on the years an employee participates in the Qualified Plan.

- The years of credited service for the eligible named executive officers are based only on their service while eligible for participation in the Qualified Plan. In 2005, Mr. Schroeter left IBM U.S. and became an executive of IBM Australia, and therefore, Mr. Schroeter's years of credited service for benefit calculations in the 2019 Pension Benefits Table are based

only on his service with IBM U.S. Because accruals under the Qualified Plan stopped on December 31, 2007, service performed after such date is not counted for any named executive officer.

IBM U.S. Excess Personal Pension Plan (Nonqualified Plan)

Purpose of the Nonqualified Plan

- The Nonqualified Plan provides Qualified Plan participants with benefits that may not be provided under the Qualified Plan because of the tax limits on eligible compensation.

- The benefit provided to a participant is payable following a separation from service from IBM (subject to the six-month delay for "specified employees" as required under Section 409A of the Internal Revenue Code).

Material Terms and Conditions of the Nonqualified Plan

- The Nonqualified Plan provides a benefit that is equal to the benefit that would be provided under the Qualified Plan if the compensation and benefit limits did not apply minus the benefit actually provided under the Qualified Plan disregarding the benefit limits.

Nonqualified Plan Funding

- The Nonqualified Plan is unfunded and maintained as a book reserve (notional) account.

- No funds are set aside in a trust or otherwise; participants in the Nonqualified Plan are general unsecured creditors of IBM with respect to the payment of their Nonqualified Plan benefits.

Policy Regarding Extra Years of Credited Service

- The years of credited service for the eligible named executive officers are based only on their service while eligible for participation in the Qualified Plan. Because accruals under the Nonqualified Plan stopped on December 31, 2007, service performed after such date is not counted.

Available Forms of Payment

Pension Credit Formula

- A portion of the benefit that is available to Mrs. Rometty under the Qualified Plan may be paid as a lump sum. The portion is determined on the benefit that was earned before January 1, 2000.

- The benefit available to Mrs. Rometty under the Nonqualified Plan may only be paid as an annuity.

Personal Pension Account

- Under the terms of the Qualified Plan, the entire benefit may be paid as a lump sum.

- Under the terms of the Nonqualified Plan, Mr. Schroeter's entire Nonqualified Plan benefit must be paid as a mandatory lump sum. Mr. Kavanaugh and Dr. Kelly have elected to receive their Nonqualified Plan benefit in a lump sum immediately following separation from service.

- The maximum lump sum amount that the eligible named executive officers could have elected to receive under the Qualified Plan and Nonqualified Plan, as of January 1, 2020 if they had a separation from service from IBM on December 31, 2019 was equal to:

Name	Maximum Lump Sum		
	Qualified Plan	Nonqualified Plan	Total Available Lump Sum
V.M. Rometty	$578,596	N/A	$ 578,596
J.J. Kavanaugh	170,864	73,933	244,797
M.J. Schroeter	66,966	22,819	89,785
J.E. Kelly III	482,186	1,048,526	1,530,712

- A participant may elect to receive his or her entire benefit, or the portion of the benefit that is not paid as a lump sum, in the form of a single life annuity or in certain other actuarially equivalent forms of payment.

Annual Pension Benefits

- The annual pension benefit that was earned as of December 31, 2007, and that is payable as a single life annuity beginning at normal retirement age for each of the eligible named executive officers is below. Because Mr. Kavanaugh, Mr. Schroeter and Dr. Kelly will receive a lump sum payment for their Nonqualified Plan benefits, no amount

is represented for them in the Nonqualified Plan column below:

Name	Annual Pension Benefit at Normal Retirement Age		
	Qualified Plan	Nonqualified Plan	Total Benefit
V.M. Rometty	$82,083	$342,761	$424,844
J.J. Kavanaugh	15,655	N/A	15,655
M.J. Schroeter	5,947	N/A	5,947
J.E. Kelly III	33,619	N/A	33,619

Present Value of Accumulated Benefit

- The present value of accumulated benefit is the value as of December 31, 2019 of the annual pension benefit that was earned as of December 31, 2007.

- The annual pension benefit is the benefit that is payable for the named executive officer's life beginning at his or her normal retirement age.

- The normal retirement age is defined as the later of age 65 or the completion of one year of service.

- Certain assumptions were used to determine the present value of accumulated benefits. Those assumptions are described immediately following the 2019 Pension Benefits Table.

2019 PENSION BENEFITS TABLE

As noted in the General Description and Purpose to the 2019 Retention Plan Narrative, the 2019 Pension Benefits Table does not include amounts reflected in the 2019 Retention Plan Table.

Name (a)	Plan Name (b)	Number of Years Credited Service[1] (#) (c)	Present Value of Accumulated Benefit[2] ($) (d)	Payments During Last Fiscal Year ($) (e)
V.M. Rometty	Qualified Plan Nonqualified Plan **Total Benefit**	26	$1,215,507 5,075,668 **$6,291,175**	$0 0 **$0**
J.J. Kavanaugh	Qualified Plan Nonqualified Plan **Total Benefit**	12	$ 165,153 70,659 **$ 235,812**	$0 0 **$0**
M.J. Schroeter	Qualified Plan Nonqualified Plan **Total Benefit**	4	$ 66,531 21,971 **$ 88,502**	$0 0 **$0**
J.E. Kelly III	Qualified Plan Nonqualified Plan **Total Benefit**	27	$ 496,200 1,048,526 **$1,544,726**	$0 0 **$0**

(1) Reflects years of credited service as of December 31, 2007, which was the date accruals under the Qualified Plan and the Nonqualified Plan stopped. Each of the named executive officers in this table has 12 additional years of service with IBM after that date.

(2) While the accruals under the Qualified Plan and the Nonqualified Plan stopped on December 31, 2007, the value of the Qualified Plan and Nonqualified Plan benefits for the eligible named executive officers will continue to change based on their ages and the assumptions used to calculate the present value of the accumulated benefit.

Assumptions to determine present value as of December 31, 2019 for each eligible named executive officer:

- Measurement date: December 31, 2019

- Interest rate for present value: 3.1%

- To determine Personal Pension Account benefit:
  - Interest crediting rate: 2.7% for 2020 and after
  - Interest rate to convert Personal Pension Account balance to single life annuity: 2.0767% for years 1–5, 3.0433% for years 6–20, and 3.6367% for year 21 and after

  - Mortality table to convert Personal Pension Account balance to single life annuity is 2020 Personal Pension Account Optional Combined Unisex Table

- Mortality (pre-commencement): None

- Mortality (post-commencement):

  - Base Table: Modified RP-2014 White Collar sex-distinct annuitant tables with adjustment to 2006 by backing out MP-2014 improvement and further adjusting the mortality rates by a factor of 1.016

- Improvement Scale: A modified Scale MP-2019 projection table starting in 2006 for healthy mortality. The modified table is based on the RPEC 2014 v 2019 model, with the same 20 year diagonal convergence period and 10 year horizontal convergence period and underlying weighting percentages for the age/period and year-of-birth cohort periods. The long-term improvement rates are 0.75% up to age 85, linearly decreasing to 0.0% at age 115

- Withdrawal rates: None

- Retirement rates: None prior to Assumed Retirement Age

- Normal Retirement Age: Age 60 for Retention Plan, Age 65 for IBM Personal Pension Plan

- Assumed Retirement Age: Later of Age 60 for Retention Plan, Age 65 for IBM Personal Pension Plan, or current age

- Accumulated benefit is calculated based on credited service and compensation history as of December 31, 2007

- Benefit payable as a single life annuity in the case of the Pension Credit Formula and as a 50% lump sum/50% annuity for Dr. Kelly and a 90% lump sum/10% annuity for Messrs. Kavanaugh and Schroeter in the case of the qualified Personal Pension Account Formula beginning on the first day of the month following a separation from service from IBM. The Excess Plan's Personal Pension Plan Account formula benefit for Messrs. Kavanaugh and Schroeter and Dr. Kelly is payable as a lump sum. The six-month delay under the Nonqualified Plan for "specified employees" as required under Section 409A of the Internal Revenue Code was disregarded for this purpose

- The Pension Credit Formula conversion factor is based on age at December 31, 2007 and commencement at age 65

- All results shown are estimates only; actual benefits will be based on precise credited service and compensation history, which will be determined at separation from service from IBM

Assumptions to determine present value as of December 31, 2018:

- The column titled Change in Pension Value in the 2019 Summary Compensation Table quantifies the change in the present value of the pension benefit from December 31, 2018 to December 31, 2019

- To determine the present value of the pension benefit as of December 31, 2018, the same assumptions that are described above to determine the present value as of December 31, 2019 were used, except a (1) 4.1% interest rate, Modified RP-2014 White Collar sex-distinct annuitant tables with adjustment to 2006 by backing out MP-2014 improvement and further adjusting the mortality rates at each age (averaging approximately 1.016); and Modified MP-2018 improvement scale, and (2) to determine the Personal Pension Account benefit, the following were used:
  - Interest crediting rate: 3.6% for 2019 and after

  - Interest rate to convert Personal Pension Account balance to single life annuity: 3.2133% for years 1–5, 4.2667% for years 6–20, and 4.5767% for year 21 and after

  - Mortality table for Personal Pension Account balance conversion: 2019 Personal Pension Account Optional Combined Unisex Table

2019 Nonqualified Deferred Compensation Narrative

IBM Excess 401(k) Plus Plan – U.S.

General Description and Purpose

- Effective January 1, 2008, the IBM Executive Deferred Compensation Plan (EDCP) was amended and renamed the IBM Excess 401(k) Plus Plan. IBM employees, including the named executive officers, who are eligible to participate in the IBM 401(k) Plus Plan and whose eligible pay is expected to exceed the Internal Revenue Code compensation limit for the applicable plan year are eligible to participate in the Excess 401(k) Plus Plan. The purpose of the Excess 401(k) Plus Plan is to provide employees with the opportunity to save for retirement on a tax-deferred basis and provide benefits that would be provided under the qualified IBM 401(k) Plus Plan if the compensation limits did not apply.

- The 2019 Nonqualified Deferred Compensation Table shows the employee deferrals (executive contributions), IBM match (registrant contributions), automatic contributions (registrant contributions), discretionary awards (registrant contributions) and investment gain or loss (aggregate earnings) for each named executive officer during 2019.

- The table also shows the total balance that each named executive officer has accumulated over all the years he or she has participated in the plan.

- Account balances in the Excess 401(k) Plus Plan are comprised of cash amounts that were deferred by the participant or contributed by IBM (Basic Account), and all deferred shares, comprised of shares that were deferred by the participant (Deferred IBM Shares). Generally, amounts deferred and vested prior to January 1, 2005 are not subject to Section 409A of the Internal Revenue Code, while amounts deferred and vested on and after January 1, 2005 are subject to Section 409A of the Internal Revenue Code.

- The Excess 401(k) Plus Plan balance is not paid to, and cannot be accessed by, the participants until after a separation from service from IBM.

- The Excess 401(k) Plus Plan allows the clawback of IBM matching and automatic contributions made to a participant's account after March 31, 2010, if a participant engages in activity that is detrimental to IBM (including but not limited to competitive business activity, disclosure of confidential IBM information or solicitation of IBM clients or employees).

Compensation Eligible for Deferral under Excess 401(k) Plus Plan

- An eligible employee may elect to defer up to 80% of salary and eligible performance pay, which includes annual incentive program payments.

- In both cases, the Internal Revenue Code requires the deferral elections to be made before the calendar year in which the compensation is earned.

Deferred IBM Shares

- Prior to January 1, 2008, under the EDCP, any executive, including non-U.S. executives, could have elected to defer receipt of shares of IBM stock that otherwise would be paid as a result of the vesting of certain restricted stock unit awards granted on or before December 31, 2007 under IBM's Long-Term Performance Plan (LTPP). Such deferral occurred when the awards vested.

- In addition, in accordance with Internal Revenue Service rules, an executive could have also elected to defer receipt of shares of IBM stock that otherwise would be paid on or before February 1, 2008 as a result of the vesting of Performance Share Unit (PSU) awards under IBM's LTPP.

- There are no outstanding deferral elections that would result in any future deferral of stock.

- Dividend equivalents on Deferred IBM Shares are paid in cash at the same rate and on the same date as the dividends paid to IBM stockholders, and are contributed to the Basic Account.

Excess 401(k) Plus Plan Funding

- The Excess 401(k) Plus Plan is unfunded and maintained as a book reserve (notional) account.

- No funds are set aside in a trust or otherwise; participants in the plan are general unsecured creditors of IBM for payment of their Excess 401(k) Plus Plan accounts.

IBM Matching Contributions

- IBM credits matching contributions to the Basic Account of each eligible participant who defers salary or eligible performance pay under the Excess 401(k) Plus Plan.

- The matching contributions equal the percentage of the sum of: (i) the amount the participant elects to defer under the Excess 401(k) Plus Plan; and (ii) the participant's eligible compensation after reaching the Internal Revenue Code compensation limits. The maximum matching contribution percentage for a participant is the same as the participant's percentage under the IBM 401(k) Plus Plan. Generally, participants hired or rehired by IBM U.S. before January 1, 2005, are eligible for up to 6% matching contributions; generally, participants hired or rehired by IBM U.S. on or after January 1, 2005 and who complete one year of service, are eligible for up to 5% matching contributions. Mrs. Rometty, Mr. Kavanaugh, and Dr. Kelly are eligible for a 6% matching contribution. Mr. Schroeter and Ms. Browdy are eligible for a 5% matching contribution. Effective January 1, 2016, the matching contributions equal the sum of: (i) a participant's match rate times the amount the participant elects to defer under the Excess 401(k) Plus Plan; and (ii) the participant's match rate times the eligible compensation after reaching the Internal Revenue Code compensation limits.

IBM Automatic Contributions

- Effective January 1, 2008, IBM credits automatic contributions to the Basic Account of each eligible participant.

- The automatic contributions equal a percentage of the sum of: (i) the amount the participant elects to defer under the Excess 401(k) Plus Plan; and (ii) the participant's eligible compensation after reaching the Internal Revenue Code compensation limits. The automatic contribution percentage

for a participant is the participant's automatic contribution percentage under the IBM 401(k) Plus Plan. Generally, the percentage is 2% or 4% if the participant was hired or rehired by IBM U.S. before January 1, 2005 (depending on the participant's pension plan eligibility on December 31, 2007), or 1% if the participant was hired or rehired by IBM U.S. on or after January 1, 2005 and completes one year of service. For purposes of calculating the automatic contributions under the IBM 401(k) Plus Plan, the participant's eligible pay excludes the amount the participant elects to defer under the Excess 401(k) Plus Plan. The automatic contribution percentage is 4% for Mrs. Rometty; 2% for Mr. Kavanaugh and Dr. Kelly; and 1% for Mr. Schroeter and Ms. Browdy.

- Matching contributions and automatic contributions are made once annually at the end of the year. In order to receive such IBM contributions each year, a participant must have completed the service requirement, and must be employed on December 15 of the plan year. However, if a participant separates from service (including going on long-term disability) prior to December 15, and the participant has:
  – At least 30 years of service;
  – At least 15 years of service and is at least age 55;
  – At least 5 years of service and is at least age 62; or
  – At least 1 year of service and is at least age 65;

or, effective July 1, 2016, if a participant dies prior to December 15 in a given year, then the participant will be eligible to receive such IBM contributions as soon as practicable following separation from service.

IBM Transition Credits
- Effective for the period of January 1, 2008 through June 30, 2009, IBM credited transition credits to an eligible participant's Basic Account for those employees who were receiving transition credits in their Personal Pension Account under the Qualified Plan as of December 31, 2007. Under the terms of the IBM 401(k) Plus Plan, Mr. Kavanaugh and Dr. Kelly were eligible to receive transition credits.

Earnings Measures
- A participant's contributions to the Basic Account are adjusted for earnings and losses, until it has been completely distributed, based on investment choices selected by the participant.

- IBM does not pay guaranteed, above-market or preferential earnings in the Excess 401(k) Plus Plan.

- The available investment choices are the same as the primary investment choices available under the IBM 401(k) Plus Plan, which are as follows (with 2019 annual rates of return indicated for each):
  – Target Retirement 2010 Fund (14.05%)
  – Target Retirement 2015 Fund (15.91%)
  – Target Retirement 2020 Fund (17.95%)
  – Target Retirement 2025 Fund (20.11%)

  – Target Retirement 2030 Fund (22.33%)
  – Target Retirement 2035 Fund (24.18%)
  – Target Retirement 2040 Fund (24.87%)
  – Target Retirement 2045 Fund (24.88%)
  – Target Retirement 2050 Fund (24.91%)
  – Target Retirement 2055 Fund (24.92%)
  – Income Plus Fund (13.48%)
  – Conservative Fund (17.04%)
  – Moderate Fund (19.42%)
  – Aggressive Fund (24.25%)
  – Interest Income Fund (3.08%)
  – Inflation Protected Bond Fund (8.43%)
  – Total Bond Market Fund (8.78%)
  – High Yield & Emerging Markets Bond Fund (15.14%)
  – Total Stock Market Index Fund (30.93%)
  – Total International Stock Market Index Fund (22.36%)
  – Global Real Estate Stock Index Fund (25.03%)
  – Long-Term Corporate Bond Fund (23.96%)
  – Large Company Index Fund (31.50%)
  – Large-Cap Value Index Fund (26.56%)
  – Large-Cap Growth Index Fund (36.39%)
  – Small/Mid-Cap Stock Index Fund (28.27%)
  – Small-Cap Value Index Fund (22.42%)
  – Small-Cap Growth Index Fund (28.72%)
  – European Stock Index Fund (24.05%)
  – Pacific Stock Index Fund (19.17%)
  – Emerging Markets Stock Index Fund (20.40%)
  – Real Estate Investment Trust Index Fund (25.80%)
  – International Real Estate Index Fund (23.75%)
  – IBM Stock Fund (23.58%)*

* Performance includes dividend equivalent reinvestment

- A participant may change the investment selections for new payroll deferrals as frequently as each semi-monthly pay cycle and may change investment selections for existing account balances daily, subject to excessive trading restrictions.

- Effective January 1, 2008, the IBM match under the Excess 401(k) Plus Plan is notionally invested in the investment options in the same manner participant contributions are notionally invested.

- Because Deferred IBM Shares are credited, maintained, and ultimately distributed only as shares of IBM's common stock, they may not be transferred to any other investment choice at any time.

- On a quarterly basis, dividend equivalents are credited to a participant's account with respect to all or a portion of such account that is deemed to be invested in the IBM Stock Fund at the same rate as dividends to IBM stockholders.

- Aggregate earnings on Deferred IBM Shares during the last fiscal year, as reported in column (d) of the 2019 Nonqualified Deferred Compensation Table, are calculated as the change in the price of IBM's common stock between December 31, 2018 and December 31, 2019 for all Deferred IBM Shares that were contributed prior to 2019.

- Aggregate earnings reflect an $8 quarterly administrative fee.

Payouts, Withdrawals, and Other Distributions
- No payouts, withdrawals or other distributions from the Basic Account are permitted prior to a separation from service from IBM.

- At termination, the balance in an eligible executive's Basic Account that was deferred prior to January 1, 2005 is paid to the executive in an immediate lump sum unless: (a) the balance exceeds $25,000; and (b) the executive satisfies the following age and service criteria:

  – At least age 55 with 15 years of service;

  – At least age 62 with 5 years of service;

  – At least age 65 with 1 year of service;

  – Any age with at least 30 years of service, provided that, as of June 30, 1999, the executive had at least 25 years of service or was at least age 40 with 10 years of service; or

  – Commencing benefits under the IBM Long-Term Disability Plan.

- As of December 31, 2018, Mrs. Rometty and Dr. Kelly had satisfied the age and service criteria. Although Mr. Schroeter also satisfied the age and service criteria, he does not have a pre-2005 account balance under the Excess 401(k) Plus Plan.

- If the participant has satisfied the age, service, and account balance criteria at termination, but has not made a valid advance election of another form of distribution, the amount of the participant's Basic Account that was deferred prior to January 1, 2005 is paid in a lump sum in February of the year following separation.

- If the participant has satisfied the age, service, and account balance criteria at termination and has made a valid advance election, the amount of the participant's Basic Account that was deferred prior to January 1, 2005 is paid as elected by the participant from among the following choices:

  1. Lump sum upon termination;

  2. Lump sum in February of the year following termination; or

  3. Annual installments (beginning February 1 of the year following termination) for a number of years (between two and ten) elected by the participant.

- The participant's Basic Account with respect to amounts deferred on or after January 1, 2005 may be distributed in the following forms as elected by the participant:

  1. Lump sum upon separation;

  2. Lump sum in February of the year following separation; or

  3. Annual installments (beginning February 1 of the year following separation) for a number of years (between two and ten) elected by the participant.

  However, if the participant has elected annual installments and the total balance of the participant's Basic Account upon a separation from service from IBM is less than 50% of the applicable Internal Revenue Code compensation limit (in 2019, 50% of this limit was $140,000), the amounts deferred on or after January 1, 2005 are distributed in a lump sum on the date installments would have otherwise begun.

- Distribution elections may be changed in advance of separation, in accordance with Internal Revenue Code rules.

- Distribution elections apply to both the Basic Account and the Deferred Shares Account. Further, within the Basic Account and the Deferred Shares Account, different distribution elections are permitted to be made for the amounts that were deferred before January 1, 2005 and the amounts that were deferred on or after January 1, 2005.

- At December 31, 2019, the named executive officers had the following distribution elections on file:

  – Mrs. Rometty – 10 annual installments for all amounts

  – Mr. Kavanaugh – 2 annual installments for pre-2005 amounts, and lump sum in February of the year following separation for post-2004 amounts.

  – Mr. Schroeter – lump sum in February of the year following separation for all amounts

  – Dr. Kelly – lump sum in February of the year following separation for pre-2005 amounts, and 10 annual installments for post-2004 amounts

  – Ms. Browdy – lump sum in February of the year following separation for all amounts

- Deferred IBM Shares are distributed only in the form of shares of IBM's common stock.

- These distribution rules are subject to Section 409A of the Internal Revenue Code, including, for example, the rule that a "specified employee" may not receive a distribution of post-2004 deferrals until at least six months following a separation from service from IBM. All named executive officers, were "specified employees" under Section 409A at the end of the last fiscal year.

2019 NONQUALIFIED DEFERRED COMPENSATION TABLE

Name (a)	Plan	Executive Contributions in Last FY[1] ($) (b)		Registrant Contributions in Last FY[2] ($) (c)	Aggregate Earnings in Last FY[3] ($) (d)	Aggregate Withdrawal/ Distributions ($) (e)	Aggregate Balance at Last FYE[4] ($) (f)
V.M. Rometty	Basic Account	$322,200	Match Automatic	$322,200 214,800	$2,015,533	$0	$16,532,827
	Deferred IBM Shares **Total**	0 **$322,200**		0 **$537,000**	568,404 **$2,583,937**	0 **$0**	3,740,252 **$20,273,079**
J.J. Kavanaugh	Basic Account	$157,500	Match Automatic	$ 79,293 26,431	$ 859,957	$0	$ 4,343,943
	Deferred IBM Shares **Total**	0 **$157,500**		0 **$105,724**	3,035 **$ 862,992**	0 **$0**	19,972 **$ 4,363,915**
M.J. Schroeter	Basic Account	$106,624	Match Automatic	$ 86,520 17,304	$ 458,554	$0	$ 2,632,700
	Deferred IBM Shares **Total**	0 **$106,624**		0 **$103,824**	0 **$ 458,554**	0 **$0**	0 **$ 2,632,700**
J.E. Kelly III	Basic Account	$ 35,280	Match Automatic	$ 35,280 24,652	$2,401,648	$0	$14,639,808
	Deferred IBM Shares **Total**	0 **$ 35,280**		0 **$ 59,932**	65,999 **$2,467,647**	0 **$0**	434,290 **$15,074,098**
M.H. Browdy	Basic Account	$ 62,794	Match Automatic	$ 62,794 12,558	$ 115,611	$0	$ 1,315,041
	Deferred IBM Shares **Total**	0 **$ 62,794**		0 **$ 75,352**	0 **$ 115,611**	0 **$0**	0 **$ 1,315,041**

(1) A portion of the amount reported in this column (b) for each named executive officer's Basic Account, is included within the amount reported as salary for that officer in column (c) of the 2019 Summary Compensation Table. These amounts are: $79,200 for Mrs. Rometty; $157,500 for Mr. Kavanaugh; $42,160 for Mr. Schroeter; $35,280 for Dr. Kelly; and $23,225 for Ms. Browdy.

(2) For each of the named executive officers, the entire amount reported in this column (c) is included within the amount reported in column (i) of the 2019 Summary Compensation Table. The amounts reported as IBM contributions to defined contribution plans in footnote 6 to the 2019 Summary Compensation Table are larger because the amounts reported in that footnote also include IBM's contributions to the IBM 401(k) Plus Plan.

(3) None of the amounts reported in this column (d) are reported in column (h) of the 2019 Summary Compensation Table because IBM does not pay above-market or preferential earnings on deferred compensation.

(4) Amounts reported in this column (f) for each named executive officer include amounts previously reported in IBM's Summary Compensation Table in previous years when earned if that officer's compensation was required to be disclosed in a previous year. Amounts previously reported in such years include previously earned, but deferred, salary, and incentive and IBM matching and automatic contributions. This total reflects the cumulative value of each named executive officer's deferrals, IBM contributions and investment experience, including an $8 quarterly administrative fee.

2019 Potential Payments Upon Termination Narrative

Introduction

IBM does not have any plans, programs or agreements under which payments to any of the named executive officers are triggered by a change of control of IBM, a change in the named executive officer's responsibilities or a constructive termination of the named executive officer.

The only payments or benefits that would be provided by IBM to a named executive officer following a termination of employment would be provided under the terms of IBM's existing compensation and benefit programs (as described below).

The 2019 Potential Payments Upon Termination Table that follows this narrative reports such payments and benefits for each named executive officer assuming termination on the last business day of the fiscal year end.

As explained below, certain of these payments and benefits are enhanced by or dependent upon the named executive officer's attainment of certain age and service criteria at termination. Additionally, certain payments or benefits are not available following a termination for cause and/or may be subject to forfeiture and clawback if the named executive officer engages in certain activity that is detrimental to IBM (including but not limited to competitive business activity, disclosure of confidential IBM information or solicitation of IBM clients or employees).

This 2019 Potential Payments Upon Termination Narrative and the 2019 Potential Payments Upon Termination Table do not reflect payments that would be provided to each named executive officer under the IBM 401(k) Plus Plan or the IBM Individual Separation Allowance Plan following termination of employment on the last business day of the fiscal year end because these plans are generally available to all U.S. regular employees similarly situated in age, years of service and date of hire and do not discriminate in favor of executive officers.

Qualified Plan amounts and Nonqualified Plan amounts are not reflected in the 2019 Potential Payments Upon Termination Table. Previously, these amounts were available under one plan, the IBM Personal Pension Plan, which was generally available to all U.S. regular employees similarly situated in years of service and dates of hire and did not discriminate in favor of executive officers. For amounts payable under the Qualified and Nonqualified Plans, see the 2019 Pension Benefits Table.

The 2019 Potential Payments Upon Termination Table also does not quantify the value of retiree medical and life insurance benefits, if any, that would be provided to each named executive officer following such termination of employment because these benefits are generally available to all U.S. regular employees similarly situated in age, years of service and date of hire and do not discriminate in favor of executive officers; however, the named executive officers' eligibility for such benefits is described below. The 2019 Potential Payments Upon Termination Table does not contain a total column because the Retention Plan payment is paid as an annuity, not a lump sum. Therefore, a total column would not provide any meaningful disclosure.

Annual Incentive Program (AIP)

- The AIP may provide a lump sum, cash payment in March of the year following resignation, retirement or involuntary termination without cause. An AIP payment may not be paid if an executive engages in activity that is detrimental to IBM.

- This payment is not triggered by termination; the existence and amount of any AIP payment is determined under the terms of the AIP applicable to all executives eligible to participate in the plan, who are employed through December 31 of the previous year.

- AIP payments to executive officers are subject to clawback as described in Section 4 of the 2019 Compensation Discussion and Analysis.

- For purposes of the 2019 Potential Payments Upon Termination Table below, it is assumed that the AIP payment made to each named executive officer following termination of employment on the last business day of the fiscal year end would have been the same as the actual payment made in March 2020.

IBM Long-Term Performance Plans (LTPP)

- The named executive officers have certain outstanding equity grants under the LTPP including:
  - Stock Options;
  - Restricted Stock Units (RSUs);
  - Retention Restricted Stock Units (RRSUs); and/or
  - Performance Share Units (PSUs).

- The LTPP and/or the named executive officers' equity award agreements contain the following terms:
  - Generally, unvested stock options, RSUs, RRSUs, and PSUs are cancelled upon termination; and
  - Vested stock options may be exercised only for 90 days following termination.

- Payment of these awards is not triggered by termination of employment (because the awards would become payable under the terms of the LTPP if the named executive officer continued employment), but if he or she resigns, retires or is involuntarily terminated without cause after attaining age 55 with at least 15 years of service, the following terms apply:
  - Vested stock options continue to be exercisable for the remainder of their ten-year term if approved by the Board, Compensation Committee or other appropriate senior management; and
  - IBM prorates a portion of unvested PSU awards to continue to vest under their original vesting schedules.

- If an executive dies, outstanding stock options, RSU awards and RRSU awards would vest immediately, and outstanding PSU awards would remain outstanding and continue to vest under their original vesting schedules.

- If an executive becomes disabled, outstanding stock options, RSU awards and RRSU awards would continue to vest under

their original vesting schedules, and outstanding PSU awards would remain outstanding and continue to vest under their original vesting schedules.

- Beginning with PSU and RSU awards granted in 2009, in cases other than death or disability, certain executives may be eligible for continued vesting of these awards after separation.

  – To ensure that the interests of the members of the Performance Team are aligned with IBM's long-term interests as these leaders approach retirement, these executives, including the named executive officers, may be eligible to receive payouts of their full unvested PSU and RSU awards upon termination if the following criteria are met:

- The executive is on the Performance Team at the time of departure;

- For RSU awards, at least one year has passed since the award grant date; and for PSU awards, at least one year has passed in the performance period;

- The executive has reached age 55 with 15 years of service at the time of departure; and

- The payout has been approved by appropriate senior management, the Compensation Committee or the Board, in their discretion.

  – The Chairman and CEO is also eligible for the payouts described upon termination, except she must have reached age 60 with 15 years of service, and the payout must be approved by the Board, in its discretion.

  – Payouts of PSU awards after termination as described above will be made in February after the end of the three-year performance period and only if the performance goals are met. Payouts of RSU awards after termination, as described above, will be made in accordance with the original vesting schedule.

- The 2019 Potential Payments Upon Termination Table assumes the following:

  – Amounts shown include the payout of the 2017 PSU awards calculated using the actual performance achieved for the 2017–2019 performance period and the 2019 fiscal year-end closing price of $134.04 for IBM common stock; and

  – Outstanding 2018 and 2019 PSU awards were not included because there is no guarantee of payment on these awards as they are subject to meeting threshold performance criteria.

  – Amounts shown include the value of 2016, 2017, and 2018 RSU awards, if the required retirement criteria is met, at the fiscal year-end closing price of $134.04 for IBM common stock because the one-year service requirement from grant has been completed; and

  – Outstanding 2019 RSU awards are not included because the required service of at least one year since the award date of grant has not been completed.

- LTPP awards for executive officers are subject to forfeiture and rescission if an executive is terminated for cause or engages in activity that is detrimental to IBM prior to or within 12 months following payment. LTPP awards for executive officers also contain a covenant that the recipient will not solicit IBM clients for a period of one year or employees for a period of two years following termination of employment.

IBM Supplemental Executive Retention Plan (Retention Plan)

- Payments under the Retention Plan are triggered by resignation, retirement or involuntary termination without cause after attainment of eligibility criteria.

- Eligibility criteria are described in the 2019 Retention Plan Narrative.

- Retention Plan payments are paid as an annuity beginning on the first day of the month following termination of employment (subject to a six-month delay for "specified employees" as required under Section 409A of the Internal Revenue Code).

- At termination, the executive chooses either a single life annuity or an actuarially equivalent joint and survivor annuity.

- The 2019 Potential Payments Upon Termination Table reflects the annual amount payable as a single life annuity.

- This table does not reflect the following provisions that would apply in accordance with Section 409A of the Internal Revenue Code:

  – The payment would be delayed six months following termination; and

  – Amounts not paid during the delay would be paid (with interest) in July 2020.

- Retention Plan payments are subject to forfeiture and rescission if an executive is terminated for cause or engages in activity that is detrimental to IBM at any time prior to or following commencement of Retention Plan payments.

IBM Excess 401(k) Plus Plan

- As described in the 2019 Nonqualified Deferred Compensation Narrative, payment of the named executive officers' Excess 401(k) Plus Plan accounts (Basic Accounts and any Deferred IBM Shares) is triggered by resignation, retirement or involuntary termination.

- With respect to IBM matching and automatic contributions made to a participant's account after March 31, 2010, if a participant engages in activity that is detrimental to IBM, the Excess 401(k) Plus Plan allows the clawback of such IBM contributions made during the 12-month period prior to the detrimental activity through the date of termination.

- The 2019 Potential Payments Upon Termination Table indicates the estimated amount and the time and form of payment, determined by either the executive's distribution election in effect, if any, or the plan's default distribution provision.

- Estimated payments were calculated using the aggregate account balance as of the last business day of the fiscal year end, without assumptions for the following between such date and the distribution date(s):
  - Investment gains and losses on the Basic Account (including dividend equivalent reinvestment for the IBM Stock Fund); and
  - Fluctuations in the market price of IBM stock for Deferred IBM Shares.
- The tables do not reflect:
  - That payment of amounts deferred after December 31, 2004 (and the associated earnings) are subject to a six-month delay for "specified employees" as required under Section 409A of the Internal Revenue Code; or
  - Any other restriction on such payments imposed by the requirements of Section 409A of the Internal Revenue Code.

Retiree Medical and Life Insurance

General Description

Benefits under IBM's retiree medical and life insurance programs are triggered by a named executive officer's retirement, as described below. IBM maintains the Retiree Benefits Plan, the Future Health Account, Access to Group Health Care Coverage and the Retiree Group Life Insurance Plan. Eligibility for a particular program is dependent upon date of U.S. hire, age, and years of service at termination. Future coverage under such programs remains subject to IBM's right to amend or terminate the plans at any time. The named executive officers would not have been eligible for the Retiree Benefits Plan following a separation from service on the last business day of the fiscal year end because they had not met the eligibility requirements.

IBM Future Health Account (FHA)

- Amounts credited by IBM to a hypothetical account may be used to offset the cost of eligible medical, dental, and vision insurance coverage for former employees and their eligible dependents.
- Generally, all regular full-time or part-time U.S. IBM employees who meet the following criteria are eligible to use amounts from the account for these purposes:
  - Hired before January 1, 2004;
  - Not within five years of earliest retirement eligibility under the prior IBM Retirement Plan on June 30, 1999; and

  - At termination they have attained 30 years of service (regardless of age) and were eligible for an opening balance on July 1, 1999, or have attained at least age 55 with 15 years of service. An employee was eligible for an opening balance on July 1, 1999 if the employee was at least age 40 and completed at least one year of service on June 30, 1999.
- Mrs. Rometty and Dr. Kelly would have been eligible for this benefit following a separation from service on the last business day of the fiscal year end.
- Mr. Kavanaugh would not have been eligible for this benefit following a separation from service on the last business day of the fiscal year end because he had not met the eligibility requirement noted above.

Access to Group Health Care Coverage

- Eligible employees may purchase retiree health care coverage under an IBM-sponsored retiree medical option. The cost of this coverage is paid solely by the employee, but the coverage is priced at IBM retiree group rates.
- Generally, all regular full-time or part-time U.S. IBM employees who meet the following criteria are eligible to purchase such coverage:
  - Hired on or after January 1, 2004, and meet the following age and service requirements at separation from service:
    - At least age 55, with at least five years of service; and either
    - The employee's age and years of service equal 65; or
    - Withdrawal-eligible for the Future Health Account and the funds in the account have been fully depleted.
  - Hired prior to January 1, 2004 but are not eligible for either the IBM Retiree Benefits Plan or the Future Health Account, and at separation of service employee is at least age 55 or later, and the employee's age and years of service equal at least 65.
- Mr. Schroeter and Ms. Browdy would have been eligible for this benefit following a separation from service on the last business day of the fiscal year end.

IBM Retiree Group Life Insurance

- Employees who retire on or after January 1, 2016 will have the option to purchase life insurance at preferred rates, paid solely at their expense.

Name	Termination Scenario	Annual Incentive Program[2] ($)	LTPP Stock Options[3] ($)	LTPP Stock Awards[4] ($)	Retention Plan[5] ($)	Nonqualified Deferred Compensation Excess 401 (k)[6] Basic Account ($)	Nonqualified Deferred Compensation Excess 401 (k)[6] Deferred IBM Shares ($)
V.M. Rometty	Termination[1]	$5,000,000	$1,860,000	$11,742,842	$ 96,830	$1,653,283[7]	$374,025[7]
	For Cause	0	0	0	0	1,599,583[7]	374,025[7]
J.J. Kavanaugh	Termination[1]	1,064,000	0	1,792,383	0	4,008,362[8]	19,972[8]
	For Cause	0	0	0	0	3,902,638[8]	19,972[8]
M.J. Schroeter	Termination[1]	948,000	0	4,925,702	N/A	2,632,700[9]	0
	For Cause	0	0	0	N/A	2,528,876[9]	0
J.E. Kelly III	Termination[1]	703,200	0	4,900,100	594,027	5,690,590[10]	434,290[10]
	For Cause	0	0	0	0	5,684,597[10]	434,290[10]
M.H. Browdy	Termination[1]	982,300	0	1,568,268	N/A	1,315,041[9]	0
	For Cause	0	0	0	N/A	1,239,689[9]	0

(1) Termination includes the following separation scenarios: resignation, retirement, and involuntary termination without cause (in all cases, assuming the executive is not entering into competitive or other activity detrimental to IBM).

(2) Assumes that the AIP payment made to each named executive officer following termination of employment on the last business day of the fiscal year end would have been the same as the actual payment made in March 2020.

(3) Assumes each named executive officer exercised all vested, in-the-money options at $134.04 (the fiscal year-end closing price of IBM common stock on the NYSE).

(4) Assumes IBM released each named executive officer's PSU award, granted in 2017 according to its policy, for the three-year performance period ending December 31, 2019. PSU awards are adjusted for performance and released in shares of IBM common stock (with any fractional shares rounded to the nearest whole share) in February in the year following the end of the performance period. While outstanding 2016, 2017 and 2018 RSU awards are included if required retirement criteria is met, 2019 RSU awards are not included because the required service of at least one year since the award date of grant has not been completed.

(5) Reflects the Retention Plan benefit payable for eligible named executive officers as an immediate annual single life annuity. See the IBM Supplemental Executive Retention Plan section above for more details.

(6) Estimated payments to each named executive officer were calculated using the aggregate account balance as of the last business day of the fiscal year end. See the IBM Excess 401(k) Plus Plan section above for more details.

(7) Approximate annual amount payable for 10 years starting in February 2020. Deferred IBM Shares are paid as shares of IBM common stock. For Cause, the termination payment from the Basic Account is reduced to reflect forfeiture of Match and Automatic Contribution made during the last 12 months under plan terms. See column (c) in 2019 Nonqualified Deferred Compensation Table.

(8) Sum of the annual amount of Basic Account deferred prior to January 1, 2005 payable for 2 years starting in February 2020 ($335,581) and the amount of the Basic Account deferred on or after January 1, 2005 payable in a lump sum in February 2020 ($3,672,781). Deferred shares are paid as shares of IBM common stock. For Cause, the termination payment from the Basic Account is reduced to reflect forfeiture of Match and Automatic Contribution made during the last 12 months under plan terms; the forfeiture causes a decrease in the payout of amounts that were deferred on or after January 1, 2005. See column (c) in 2019 Nonqualified Deferred Compensation Table.

(9) Payable in a lump sum in February 2020. For Cause, the termination payment from the Basic Account is reduced to reflect forfeiture of Match and Automatic Contribution made during the last 12 months under plan terms. See column (c) in 2019 Nonqualified Deferred Compensation Table.

(10) Sum of the amount of Basic Account deferred prior to January 1, 2005 payable in a lump sum in February 2020 ($4,696,232) and the approximate annual amount of the Basic Account deferred on or after January 1, 2005 payable for 10 years starting in February 2020 ($994,358). Deferred IBM Shares are paid as shares of IBM common stock. For Cause, the termination payment from the Basic Account is reduced to reflect forfeiture of Match and Automatic Contribution made during the last 12 months under plan terms; the forfeiture causes a decrease in the payout of amounts that were deferred on or after January 1, 2005. See column (c) in 2019 Nonqualified Deferred Compensation Table.

Report of the Audit Committee of the Board of Directors

The Audit Committee hereby reports as follows:

1. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal accounting controls. The Audit Committee, in its oversight role, has reviewed and discussed the audited financial statements with IBM's management.

2. The Audit Committee has discussed with IBM's internal auditors and IBM's independent registered public accounting firm the overall scope of, and plans for, their respective audits. The Audit Committee has met with the internal auditors and independent registered public accounting firm, separately and together, with and without management present, to discuss IBM's financial reporting process and internal accounting controls in addition to other matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board (PCAOB).

3. The Audit Committee has received the written disclosures and the letter from PricewaterhouseCoopers LLP (PwC) required by applicable requirements of the PCAOB regarding PwC's communications with the Audit Committee concerning independence, and has discussed with PwC its independence.

4. The Audit Committee has an established charter outlining the practices it follows. The charter is available on IBM's website at *http://www.ibm.com/investor/governance/audit-committee-charter.html*.

5. IBM's Audit Committee has policies and procedures that require the pre-approval by the Audit Committee of all fees paid to, and all services performed by, IBM's independent registered public accounting firm. At the beginning of each year, the Audit Committee approves the proposed services, including the nature, type, and scope of service contemplated and the related fees, to be rendered by the firm during the year. In addition, pursuant to authority delegated by the Audit Committee, the Audit Committee chair may approve engagements that are outside the scope of the services and fees approved by the Audit Committee, which are later presented to the Committee. For each category of proposed service, the independent registered public accounting firm is required to confirm that the provision of such services does not impair its independence. Pursuant to the Sarbanes-Oxley Act of 2002, the fees and services provided as noted in the table below were authorized and approved by the Audit Committee in compliance with the pre-approval policies and procedures described herein.

6. Based on the review and discussions referred to in paragraphs (1) through (5) above, the Audit Committee recommended to the Board of Directors of IBM, and the Board has approved, that the audited financial statements be included in IBM's Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for filing with the Securities and Exchange Commission.

M.L. Eskew (chair)
D.N. Farr
P.R. Voser
F.H. Waddell

*Members of the Audit Committee as of
February 25, 2020, the date of the filing of the
Annual Report on Form 10-K for the fiscal
year ended December 31, 2019*

Audit and Non-Audit Fees

Set forth below are the fees for services provided to IBM by its independent registered public accounting firm, PricewaterhouseCoopers LLP (PwC) for the fiscal periods indicated.

(Dollars in millions)	2019	2018
Audit Fees	$54.7	$51.5
Audit Related Fees	30.8	33.8
Tax Fees	2.1	1.1
All Other Fees	0.4	0.4
Total	**$88.0**	**$86.8**

Description of Services

Audit Fees: comprise fees for professional services necessary to perform an audit or review in accordance with the standards of the Public Company Accounting Oversight Board, including services rendered for the audit of IBM's annual financial statements (including services incurred with rendering an opinion under Section 404 of the Sarbanes-Oxley Act of 2002) and review of quarterly financial statements. Also includes fees for services that are normally incurred in connection with statutory and regulatory filings or engagements, such as comfort letters, statutory audits, attest services, consents, and review of documents filed with the SEC.

Audit-Related Fees: comprise fees for services that are reasonably related to the performance of the audit or review of IBM's financial statements, including the support of business acquisition and divestiture activities, independent assessments for service organization control reports, and audit and review of IBM's retirement and other benefit-related programs. For 2019, these services included approximately $22 million for independent assessments for service organization control reports. For 2018, these services included approximately $23 million for independent assessments for service organization control reports.

Tax Fees: comprise fees for tax compliance, tax planning and tax advice. Corporate tax services encompass a variety of permissible services, including technical tax advice related to U.S. international tax matters; assistance with foreign income and withholding tax matters; assistance with sales tax, value-added tax and equivalent tax-related matters in local jurisdictions; preparation of reports to comply with local tax authority transfer pricing documentation requirements; and assistance with tax audits.

All Other Fees: comprise fees primarily in connection with certain benchmarking work and permissible advisory services.

2. Ratification of Appointment of Independent Registered Public Accounting Firm

IBM's Audit Committee is directly responsible for the appointment, compensation (including advance approval of audit and non-audit fees), retention and oversight of the independent registered public accounting firm that audits IBM's consolidated financial statements and its internal controls over financial reporting. In accordance with its charter, the Audit Committee has selected the firm of PricewaterhouseCoopers LLP (PwC), an independent registered public accounting firm, to be IBM's auditors for the year 2020. With the endorsement of the Board of Directors, the Audit Committee believes that this selection is in the best interests of IBM and its stockholders and, therefore, recommends to stockholders that they ratify that appointment. PwC served in this capacity for the year 2019.

Independent Auditor Engagement

The Audit Committee annually reviews PwC's independence and performance in deciding whether to retain PwC or engage a different independent auditor. Prior to the selection of the independent auditor, the Committee considers many factors, including:

- PwC's capability and expertise in addressing and advising on the breadth and complexity of IBM's global operations;

- PwC's independence and tenure as IBM's auditor;

- PwC's strong performance on the IBM audit, including the extent and quality of PwC's communications with the Audit Committee and the results of an internal, worldwide survey of PwC's service and quality;

- Analysis of known litigation or regulatory proceedings involving PwC;

- Public Company Accounting Oversight Board reports;

- Appropriateness of PwC's fees for audit and non-audit services; and

- PwC's reputation for integrity and competence in the fields of accounting and auditing.

Auditor Independence Controls

The Audit Committee and IBM management have robust policies and procedures in place to monitor and verify PwC's independence from IBM on a continual basis. These policies and procedures include:

- Private meetings between the Audit Committee and PwC throughout the year;

- Annual evaluation by the Audit Committee;

- Pre-approval by the Audit Committee of non-audit services;

- Lead engagement partner rotation at least every 5 years; the Audit Committee selects a new lead audit engagement partner after a rigorous process, including candidate interviews;

- Concurring audit partner rotation at least every 5 years;

- Auxiliary engagement partner rotation at least every 7 years;

- Hiring restrictions for PwC employees at IBM; and

- Internal quality reviews by, or of, PwC, including the performance of procedures to monitor and assess PwC's independence from its audit clients, as well as the results of peer reviews by other public accounting firms and PCAOB inspections.

Accountability to Stockholders

- PwC's representative will be present at the annual meeting and will have an opportunity to make a statement and be available to respond to appropriate questions.

Benefits of Long-Tenured Auditor

PwC has been the independent auditor of IBM since 1958. From 1923 until 1958, the independent auditors of IBM were firms that were ultimately acquired by PwC. The Audit Committee believes that having a long-tenured auditor is in the best interests of IBM and its stockholders in consideration of the following:

- Institutional knowledge and deep expertise necessary for a large, multinational company with IBM's breadth of global operations and business;

- Higher audit quality developed through experience with more than 250 annual statutory audits in almost 100 countries; and

- No onboarding or educating a new auditor, which would require a significant time commitment and expense, and distract from management's focus on operational execution, financial reporting and internal controls.

 **THE IBM BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR THIS PROPOSAL.**

3. Management Proposal on Advisory Vote on Executive Compensation (Say on Pay)

IBM is asking that you APPROVE the compensation of the named executive officers as disclosed in this Proxy Statement.

In 2019, IBM's strong finish, with accelerated revenue growth in the fourth quarter, led to our second consecutive year of revenue growth at constant currency, excluding divestitures*. For the year, cloud revenue grew to over $21 billion, representing 27% of total IBM revenue, which solidifies our position as a leader in enterprise cloud. Our shift to higher-value revenue and improved services productivity delivered a 90 basis point increase in gross profit margins.

The Company continued to transform its portfolio with the closure of the Red Hat acquisition. The synergies from the deal accelerated Red Hat revenue growth in the second half of 2019 and resulted in Red Hat's first $1 billion revenue quarter in the fourth quarter, normalized for historical comparability*. In addition, IBM divested $2 billion in non-strategic business revenues improving the go-forward growth profile of the Company.

IBM achieved this performance and made these investments while maintaining its strong cash flow generation and returning cash to stockholders. The Company raised its dividend for the 24th consecutive year, resulting in more than $7 billion cash returned to stockholders. Additionally, we reduced our debt by $10 billion since acquiring Red Hat, keeping our balance sheet strong.

These results reflect the significant actions we have taken to reposition IBM for high-value, sustainable growth in the years ahead.

In 2019, we once again engaged in a robust program to gather investor feedback. The Chairman and CEO and the independent Lead Director, participated along with members of IBM's senior management in this engagement. The Company offered to engage with investors representing more than 50% of the shares that voted on Say on Pay at the 2019 Annual Meeting. Through our discussions with investors and our formal Say on Pay vote results, investors reaffirmed their support for the Company's compensation policies and programs, which focus on long-term financial performance that drives stockholder value.

In the context of investor feedback, pay decisions continued to be made based on our financial performance relative to our goals, while taking into consideration the significant reshaping of the Company's portfolio to accelerate our leadership in cloud, Artificial Intelligence (AI) blockchain, security, and other emerging areas that are positioning IBM for sustained growth going forward.

IBM's named executive officers are identified in the 2019 Summary Compensation Table, and pages 32-70 describe the compensation of these officers. 69% of target pay for the Chairman and CEO (increasing to 92% in 2020), and 63% of target pay for the other Named Executive Officers, is at risk and subject to rigorous performance targets. The rigor of these targets is evident in the payouts.

For 2019 performance, the Board approved an annual incentive payment of $5.0 million for Mrs. Rometty. This award is based on Mrs. Rometty's exceptional personal leadership in several areas including transforming IBM's portfolio for sustainable performance in 2020 and beyond through the Red Hat acquisition and divesting non-strategic businesses; achieving record results in IBM's diverse leadership representation; industry-leading innovation and research in quantum computing and AI; groundbreaking personal leadership on ethics and AI and preparing society for the future of work; and finally, her work with the Board to develop a world-class succession process, culminating in naming Arvind Krishna as IBM CEO and James Whitehurst as President, effective April 6, 2020.

Overall, for 2019, Mrs. Rometty earned 85% of her total target annual compensation. Over the past 5 years, Mrs. Rometty has earned an average of 73% of her total target compensation.



CEO TOTAL ACTUAL PAYOUT AS % OF TARGET ANNUAL COMPENSATION

For the reasons expressed above and discussed in the Compensation Discussion and Analysis, the Executive Compensation and Management Resources Committee and the IBM Board of Directors believe that our compensation policies and programs are aligned with the interests of our stockholders and designed to reward for performance.

We are therefore requesting your nonbinding vote on the following resolution:

"Resolved, that the compensation of the Company's named executive officers as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the executive compensation tables and the narrative discussion, is approved."

* Non-GAAP financial metrics. See Appendix A for information on how we calculate these performance metrics.

 **THE IBM BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THIS PROPOSAL.**

Note: The Company is providing this advisory vote as required pursuant to Section 14A of the Securities Exchange Act (15 U.S.C. 78n-1). The stockholder vote will not be binding on the Company or the Board, and it will not be construed as overruling any decision by the Company or the Board or creating or implying any change to, or additional, fiduciary duties for the Company or the Board.

Stockholder Proposals

Some of the following stockholder proposals contain assertions about IBM that we believe are incorrect. We have not attempted to refute all of these inaccuracies.

Your Board of Directors opposes the following proposals for the reasons stated after each proposal.

4. Stockholder Proposal on Shareholder Right to Remove Directors

Management has been advised that James McRitchie and Myra K. Young of 9295 Yorkship Court, Elk Grove, CA 95758, the beneficial owner of 30 IBM shares, intend to submit the following proposal at the meeting:

Proposal 4 – Shareholder Right to Remove Directors

Resolved: Shareholders ask our board to undertake such steps as may be necessary to permit removal of directors by a majority vote of shareholders with or without cause.

Supporting Statement: Best corporate governance practice is to allow shareholders, by majority vote, to elect their directors and allow for the removal of directors with or without cause by a majority vote of shares voted and against directors.

In December 2015, the Delaware Court of Chancery (the "Court") issued a decision, *In Re VAALCO Energy, Inc.,* in which the Court interpreted Section 141(k) of General Corporation Law of the State of Delaware and held that if a company does not have (i) a classified board of directors or (ii) cumulative voting in election of directors, then such company may not provide in its certificate of incorporation or bylaws that its directors may be removed only for cause. Prior to the *VAALCO* decision, it was unclear whether Section 141(k) prohibited allowing director removal only for cause when a company did not have classified board or did not allow for a cumulative vote.

Although International Business Machines Corporation (IBM) is incorporated in New York State, not Delaware, the Delaware ruling would suggest review of organizational and governing documents is prudent, particularly at companies such as IBM, with declassified boards. New York Consolidated Laws, Business Corporation Law – BSC § 706. Removal of directors. Subdivision (b) provides: "If the certificate of incorporation or the by-laws so provide, any or all of the directors may be removed without cause by vote of the shareholders."

To obtain a board majority between annual meetings in an emergency situation, shareholders must be able to create vacancies and be able to fill them. Although IBM allows shareholders to call a special meeting, the main purpose of calling a special meeting is to change the board between annual meetings.

The current right of shareholders to call a special meeting can accomplish little if directors cannot be removed without cause. See *The Never-Ending Quest for Shareholder Rights: Special Meetings and Written Consent* by Emiliano Catan and Marcel Kahan, November 2018 at *https://corpgov.law.harvard.edu/2019/05/31/the-never-ending-quest-for-shareholder-rights-special-meetings-and-written-consent/*.

Shareholder rights to call a special meeting and to act by written consent are two complimentary ways to bring an important matter to the attention of both management and shareholders outside the annual meeting cycle. IBM shareholders have no effective right to act by written consent because such consents must be unanimous. Similarly, our right to call a special meeting is constrained by allowing removal of directors only for cause.


Increase Shareholder Value
Vote for Shareholder Right to Remove Directors – Proposal 4


> ⊗ **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.**
>
> IBM has a long history of incorporating stockholder feedback into its governance practices. This is the first time that this proposal has been received by IBM, and in the spirit of accountability, we want to hear from you, our stockholders. We will update the Company's by-laws appropriately if the proposal receives a majority of the votes cast.
>
> On the proposal itself, your Board of Directors recommends a vote against the proposal because it believes that the subject matter of this proposal is unnecessary in light of New York state law as well as the existing practices contained in the company's governing documents.
>
> Under the laws of the State of New York, IBM stockholders already have the right, including between annual meetings, to remove any or all directors "for cause". Further, IBM stockholders currently have the right to vote on the election of each director once every year at the Annual Meeting of Stockholders. The Board believes that the Annual Meeting of Stockholders is the appropriate time for stockholders to evaluate directors and vote on the composition of the Board, as this is when our

stockholders are in possession of relevant information and performance indicators of individual directors and IBM. IBM's by-laws provide, except in the case of a contested election, for the election of directors to be by a majority of the votes cast at a stockholder meeting. An incumbent director who fails to receive a majority of votes cast by stockholders must tender their resignation to the Board. The independent directors of the Board, giving due consideration to the best interests of IBM and its stockholders, must then evaluate the relevant facts and circumstances, and decide on whether to accept the tendered resignation.

IBM has long demonstrated its commitment to sound principles of corporate governance, including by not having a classified or staggered board or multiple year terms for directors. Subjecting IBM to spurious director removal campaigns not related to "for cause" events has the potential to be costly and distracting to IBM, the Board, and you, our stockholders.

In sum, the Board believes that the adoption of this proposal is unnecessary and inadvisable because IBM's existing corporate governance structure is already appropriately designed to hold the Board accountable to IBM stockholders.

THEREFORE, THE BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL.

5. Stockholder Proposal on the Right to Act by Written Consent

Management has been advised that John Chevedden, 2215 Nelson Ave., No. 205, Redondo Beach, CA 90278, the owner of at least 25 shares of IBM stock, intends to submit the following proposal at the meeting:

Proposal 5 – Right to Act by Written Consent

Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent is to give shareholders the fullest power to act by written consent consistent with applicable law. This includes shareholder ability to initiate any appropriate topic for written consent.

Our company requires 25% of shares to combine their holdings to call a special meeting — a higher level than the 10% of shares permitted by many states of incorporation. Dozens of Fortune 500 companies provide for both shareholder rights — to act by written consent and to call a special meeting.

Our higher 25% threshold for shareholders to call a special meeting is one more reason that we should have the right to act by written consent. Plus our higher 25% threshold has bureaucratic pitfalls that trigger minor shareholder errors that could mean that 50% of shares would need to ask for a special meeting in order to be sure of obtaining the threshold of 25% of requests without errors. One can be sure that management will have an eagle eye to spot any errors.

Hundreds of major companies enable shareholder action by written consent. This proposal topic won majority shareholder support at 13 major companies in a single year. This included 67%- support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent. This proposal topic would have received a still higher vote than 67% at Allstate and Sprint if more shareholders had access to independent corporate governance data and recommendations.

Taking action by written consent in place of a meeting is a means shareholders can use to raise important matters outside the normal annual meeting cycle like the election of a new director.

This is important to consider after our Lead Director, Michael Eskew, received the highest negative votes of any director in 2019. With long-tenure of 14-years Mr. Eskew can hardly be considered impendent. It is not a surprise that Shirley Jackson, who chairs our Governance Committee, received the second highest negative votes. Ms. Jackson has had high negative votes for many years at a number of large companies. Our combined Chairman/CEO, Virginia Rometty, received our third highest negative votes. IBM stock has fallen from $162 to $142 in 5-years of a robust market.

This proposal topic would have received majority support at our 2018 annual meeting if our management had simply allowed shareholders to make up their own minds. This is a proposal topic that can gain increased shareholder support even if management opposes it. For instance Flowserve Corporation opposed this proposal topic and support increased from 43% to 51% in one-year.

Please vote yes:
Right to Act by Written Consent – Proposal 5

⊗ YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE **AGAINST** THIS PROPOSAL.

Your Board of Directors believes that action by written consent without prior notice to all stockholders is not in the best interest of stockholders and recommends a vote AGAINST this proposal.

IBM has long demonstrated its commitment to sound principles of corporate governance, working to ensure that its practices protect and further the interests of its stockholders. In addition to stockholders' right to call a special meeting, IBM has a proxy access by-law provision, annual election of directors by majority vote, no supermajority provisions in our charter documents, and annually enhanced proxy disclosure that gives stockholders extensive insight into the Board's oversight of management, as well as best-in-class, year-round engagement with our stockholders.

IBM's current practices also guarantee that notice and an opportunity to be heard precede stockholder votes, enabling meaningful discourse to occur before important decisions are made affecting your Company. In contrast, this proposal would enable the owners of a bare majority of shares to act by voting in favor of their own proposed action, without a meeting and without ever providing notice to other stockholders or IBM. The Board of Directors believes that the adoption of this proposal would not be in the best interests of its stockholders.

Currently, any matter that IBM or its stockholders wishes to present for a stockholder vote must be noticed in advance and presented at a meeting of stockholders. This transparency and fairness allows all stockholders to consider, discuss, and vote on pending stockholder actions. In contrast, the written consent proposal at issue would permit a small group of stockholders (including those who accumulate a short-term voting position through the borrowing of shares) with no fiduciary duties to other stockholders to initiate action with no prior notice either to the other stockholders or to the Company, thus preventing all stockholders from having an opportunity to deliberate in an open and transparent manner, and to consider arguments for and against any action, including IBM's position. Permitting stockholder action by written consent could also lead to substantial confusion and disruption for stockholders, with potentially multiple, even conflicting, written consents being solicited by multiple stockholder groups. In short, the Board does not believe that majority written consent is an appropriate corporate governance model for a widely-held public company like IBM.

In sum, the Board concludes that adoption of this proposal is unnecessary for the following reasons:

- IBM's long demonstrated history of commitment to high standards of corporate governance and accountability;

- The belief that holding meetings with proper notice whereby all stockholders may deliberate and discuss the proposed actions, receive and consider the Company's position, and then vote their shares is the most transparent and fair way for stockholders to take action;

- The safeguards around the ability to act by a special or annual meeting both promote and protect stockholders' interests; and

- As described in this Proxy Statement, the Company has an established process by which stockholders may communicate directly with IBM's Board or non-management directors throughout the year on any topics of interest to stockholders.

The Board views the proposal calling for action by written consent without prior notice to all stockholders as unnecessary and not in the best interests of its stockholders. **THEREFORE, THE BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL.**

6. Stockholder Proposal to Have an Independent Board Chairman

Management has been advised that Kenneth Steiner, 14 Stoner Avenue, 2M, Great Neck, NY 11021, the owner of at least 500 shares of IBM stock, intends to submit the following proposal at the meeting:

Proposal 6 – Independent Board Chairman

Shareholders request our Board of Directors to adopt as policy, and amend our governing documents as necessary, to require that the Chairman of the Board be an independent member of the Board whenever possible. Although it would be better to have an immediate transition to an independent Board Chairman, the Board would have the discretion to phase in this policy for the next Chief Executive Officer transition.

If the Board determines that a Chairman, who was independent when selected is no longer independent, the Board shall select a new Chairman who satisfies the requirements of the policy within a reasonable amount of time. Compliance with this policy is waived if no independent director is available and willing to serve as Chairman.

This proposal topic won 50%-plus support at 5 major U.S. companies in one-year including 73%-support at Netflix. These 5 majority votes would have been still higher if all shareholders had access to independent proxy voting advice.

This proposal won 41%-support in 2019 which is up substantially from 29%-support in 2015. It is possible that this 41%-support translates into majority support from the IBM shareholders who had access to independent proxy voting advice.

It is unfortunate that Shirley Jackson, who chairs our Nomination and Governance Committee, has responsibility to review this proposal. Ms. Jackson received the second highest IBM negative votes in 2019. In 2019 negative votes Ms. Jackson was in second place to Michael Eskew, the IBM Lead Director.

Ms. Jackson has had a track record of high negative votes for many years at a number of large companies and may hold a record for lifetime negative votes received by a director. In regard to Ms. Jackson's role in selecting new directors — the 2 most recent additions to the IBM Board have no major company director experience and IBM, in spite of its stagnation, still has a market capitalization of more than $100 Billion.

An independent Chairman is best positioned to build up the oversight capabilities of our directors while our CEO addresses the challenging day-to-day issues facing the company. The roles of Chairman of the Board and CEO are fundamentally different and should not be held by the same person. There should be a clear division of responsibilities between these positions to insure a balance of power and authority on the Board.

Please vote yes:
Independent Board Chairman – Proposal 6

 **YOUR BOARD OF DIRECTORS RECOMMENDS A VOTE AGAINST THIS PROPOSAL.**

The Board's flexibility to determine the appropriate Board leadership structure is essential.

One of the most important tasks undertaken by a board is to select the leadership of the board and the company. In order to execute this critical function most effectively and in the best interests of the stockholders, a board must maintain the flexibility to determine the appropriate leadership in light of the circumstances at a given time. Because one size does not fit all situations, your Board has altered its structure at various times in response to the particular circumstances at that time. For example, your Board split the Chairman and CEO roles during previous CEO transitions. These seamless and successful leadership transitions have served as a model for public company succession planning. Limiting the candidate pool as suggested by the proponent will inhibit the ability of the Board to exercise its fiduciary obligation to identify the best leadership for IBM.

The Company's Lead Director role is robust and ensures effective independent oversight at all times.

An essential part of our current independent leadership structure is the Lead Director position, recently renamed from Presiding Director based on communication with our investors, to more clearly communicate the scope and importance of this role. After a rigorous review by the Directors and Corporate Governance Committee and the Board, the Lead Director is elected by the independent members of the Board on an annual basis. The Lead Director has the following robust and meaningful responsibilities serving to ensure a strong, independent, and active Board by enhancing the contributions of IBM's independent directors. In particular, the Lead Director:

- presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors, which are held at every meeting of the Board;

- serves as liaison between the Chairman and the independent directors;

- approves information sent to the Board;

- in collaboration with the Chairman, creates and approves meeting agendas for the Board;

- approves meeting schedules to assure that there is sufficient time for discussion of all agenda items;

- has authority to call meetings of the independent directors; and

- if requested by major stockholders, ensures that he or she is available, as necessary after discussions with the Chairman, for consultation and direct communication.

In addition to these core responsibilities, the Lead Director engages in other regular activities including:

- one-on-one debriefs with the Chairman after each meeting;

- spending time with senior management outside of Board meetings to ensure a deep understanding of the business and strategy of the Company; and

- attending certain other committee meetings in addition to the committee that he chairs.

IBM's current leadership structure is optimal for the Company at this time.

The Directors and Corporate Governance Committee and the Board continuously evaluate the appropriate leadership structure for IBM. After its most recent review, in consideration of the strength of its independent Board and corporate governance practices, the full Board has determined that the existing board leadership structure of having a management director serve as Chairman, alongside a robust and independent Lead Director, best serves the needs of the Company and the stockholders at this time. Among other factors, the Board considered and evaluated:

- the importance of consistent, unified leadership to execute and oversee the Company's strategy;

- the strength of Mrs. Rometty's character and the quality of her leadership;

- the strong and highly independent composition of the Board;

- the views and feedback heard from our investors through our ongoing engagement program throughout the years expressing support for IBM's leadership structure; and

- the meaningful and robust responsibilities of the independent Lead Director, as discussed above.

The Board strongly believes that the current structure strikes the right balance of allowing our Chairman to promote a clear, unified vision for the Company's strategy and to provide the leadership critical for effectively and efficiently implementing the actions needed to ensure strong performance over the long term, while ensuring robust, independent oversight by the Board and Lead Director.

IBM's strong, independent Board and commitment to good corporate governance adds further support to the Board leadership structure.

Continued enhancement of the Lead Director position is just one example of IBM's ongoing commitment to strong corporate governance. Independent directors comprise roughly 90% of the Board and 100% of the Audit, Directors and Corporate Governance, and Executive Compensation and Management Resources Committees. After each regularly scheduled Board meeting, both the full Board and the independent directors of the Board meet in executive session, with the independent directors' session chaired by the Lead Director.

In addition, the Board has a long history of proactively responding to stockholder issues, such as implementing proxy access, a majority voting policy for director elections, and granting stockholders the power to call a special meeting of stockholders. Most recently, the Company has been on the forefront of strong governance practices as a signatory to the Commonsense Principles 2.0, bringing the company and investor viewpoints on critical governance matters together. The Company also endorses the Investor Stewardship Group's principles on corporate governance to promote strong governance practices.

In contrast to the exemplary performance and quality of the IBM Board over the years, the proponent provides no evidence demonstrating that the proposal would result in enhanced oversight, let alone increased value for IBM stockholders. Additionally, this proposal has been rejected by a majority of shareholder votes each time it has been voted on by IBM stockholders most recently last year. In light of this total lack of empirical support, IBM's strong and independent Board, the Lead Director's robust responsibilities and, most importantly, the support of our structure by our stockholders, this stockholder proposal is both inappropriate and unnecessary.

We believe that stockholders benefit when the Board can select the best candidates to run IBM at a given time. **THEREFORE, THE BOARD RECOMMENDS A VOTE AGAINST THIS PROPOSAL.**

Frequently Asked Questions

1. What is a "stockholder of record"?

A stockholder of record or registered stockholder ("record owner") is a stockholder whose ownership of IBM stock is reflected directly on the books and records of our transfer agent, Computershare Trust Company, N.A. If you hold IBM stock through a bank, broker or other intermediary, you are not a stockholder of record. Instead, you hold your stock in "street name," and the record owner of your shares is usually your bank, broker or other intermediary. If you are not a record owner, please understand that IBM does not know that you are a stockholder, or how many shares you own.

2. I want to attend the Annual Meeting. What procedures must I follow?

Admission to the Annual Meeting will be on a first-come, first-served basis, and an admission ticket and picture identification will be required to enter the meeting. Any individual arriving without an admission ticket will not be admitted to the meeting unless it can be verified that the individual is an IBM stockholder as of the record date for the meeting.

For record owners that received a Proxy Statement by mail: An admission ticket is attached to the proxy card sent with this Proxy Statement.

For record owners that received a Notice of Internet Availability of Proxy Materials: Please follow the instructions provided on the Notice of Internet Availability of Proxy Materials to request an admission ticket.

For holders in street name: Stockholders holding IBM stock in bank or brokerage accounts can obtain an admission ticket in advance by sending a written request, along with proof of stock ownership (such as a brokerage statement) to our transfer agent, Computershare Trust Company, N.A., P.O. Box 505005, Louisville, KY 40233-5005. If you hold your shares in street name and you wish to vote those shares at the meeting, you must also request a "legal proxy" directly from your bank, broker or other intermediary well in advance of the meeting and bring it to the meeting. Contact your bank, broker or other intermediary for specific information on how to obtain a legal proxy in order to attend and vote your shares at the meeting.

3. Are there specific restrictions on attending the Annual Meeting, and what I can bring with me into the meeting?

This is a meeting for stockholders, and security at the meeting is very important. You will be asked to walk through an electronic screening device before entering the meeting hall. In addition, cameras, cell phones, recording equipment and electronic devices will not be permitted to be brought into the meeting.

4. What is the "record date" for the Annual Meeting?

February 28, 2020.

5. Which IBM shares will be entitled to vote at the Annual Meeting?

IBM's common stock ($0.20 par value capital stock) is the only class of security entitled to vote at the Annual Meeting. Each record owner and each stockholder who holds stock in street name at the close of business as of the record date is entitled to one vote for each share held at the meeting, or any adjournment or postponement.

6. Which IBM shares are included in the proxy card?

For record owners: The proxy card covers the number of shares to be voted in your account as of the record date, including any shares held for participants in the Computershare CIP (the Direct Stock Purchase and Dividend Reinvestment Plan) and the IBM Employees Stock Purchase Plans.

For stockholders who are participants in the IBM Stock Fund investment alternative under the IBM 401(k) Plus Plan: The card serves as a voting instruction to the Trustee of the plan for IBM shares held in the IBM Stock Fund as of the record date.

For holders in street name: You will receive a voting instruction form directly from your bank, broker or other intermediary containing instructions on how you can direct your record holder to vote your shares. Contact your bank, broker or other intermediary if you have any questions regarding your IBM stock holdings as of the record date.

7. May I vote my shares in person at the Annual Meeting?

For record owners: Yes. However, we encourage you to vote by proxy card, the Internet or by telephone even if you plan to attend the meeting. If you wish to give a proxy to someone other than the individuals named as proxies on the proxy card, you may replace the names appearing on the proxy card with the name of some other person, sign the card and give the proxy card to that person for use at the meeting.

For holders in street name: Yes, but in order to do so you will first have to ask your bank, broker or other intermediary to furnish you with a legal proxy. You will need to bring the legal proxy with you to the meeting, and hand it in with a signed ballot that you can request at the meeting. You will not be able to vote your shares at the meeting without a legal proxy and a signed ballot.

8. Can I vote my shares without attending the Annual Meeting?

Yes. Whether or not you attend the meeting, we encourage you to vote your shares promptly.

For record owners: Your shares cannot be voted unless a signed proxy card is returned, shares are voted using the Internet or the telephone, or other specific arrangements are made to have your shares represented at the meeting. You are encouraged to

specify your choices by checking the appropriate boxes on the proxy card. Shares will be voted following your written instructions. However, it is not necessary to check any boxes if you wish to vote in accordance with the Board of Directors' recommendations; in that case, merely sign, date, and return the proxy card in the enclosed envelope, or if you received notice of Internet availability of proxy materials, follow the instructions on how to access the proxy materials and vote online.

You can also vote your shares over the Internet, or by calling a designated telephone number. These Internet and telephone voting procedures are designed to authenticate your identity in order to allow you to provide your voting instructions, and to confirm that your instructions have been recorded properly. The procedures that have been put in place are consistent with the requirements of applicable law. Specific instructions for stockholders of record who wish to use the Internet or telephone voting procedures are set forth on the proxy card.

For participants in the IBM Stock Fund investment alternative under the IBM 401(k) Plus Plan: In order to have the Trustee vote your shares as you direct, you must timely furnish your voting instructions over the Internet or by telephone by 12:01 a.m. EDT on April 27, 2020, or otherwise ensure that your card is signed, returned, and received by such time and date. If instructions are not received over the Internet or by telephone by 12:01 a.m. EDT on April 27, 2020, or if the signed card is not returned and received by such time and date, the IBM shares in the IBM Stock Fund under the IBM 401(k) Plus Plan will be voted by the Trustee in proportion to the shares for which the Trustee timely receives voting instructions, provided the Trustee determines such vote is consistent with its fiduciary duties under the Employee Retirement Income Security Act of 1974, as amended.

For holders in street name: You must timely deliver your voting instructions to your respective bank, broker or other intermediary, following the specific instructions that have been provided to you by your bank, broker or other intermediary.

9. May I change or revoke my proxy?

For record owners: Yes. A proxy may be revoked at any time prior to the voting at the meeting by submitting a later-dated proxy (including a proxy via the Internet or by telephone) or by giving timely written notice of revocation to the Secretary of IBM.

For holders in street name: Yes. You must follow the specific voting directions provided to you by your bank, broker or other intermediary to change or revoke any instructions you have already provided to your bank, broker or other intermediary.

10. How can I contact IBM's transfer agent?

Contact our transfer agent either by writing Computershare Trust Company, N.A., P.O. Box 505005, Louisville, KY 40233-5005, or by telephoning 888-IBM-6700 (outside the United States, Canada, and Puerto Rico 781-575-2727).

11. Other than the items in the proxy statement, what other items of business will be addressed at the Annual Meeting?

Management knows of no other matters that may be properly presented at the meeting. If other proper matters are introduced at the meeting, the individuals named as proxies on the proxy card are also authorized to vote upon those matters utilizing their own discretion.

12. During the question period at the Annual Meeting, what topics will be discussed?

This part of the meeting is for stockholders to ask questions to the Chairman about Company matters. It is not the appropriate forum to raise personal grievances.

13. I understand that a "quorum" of stockholders is required in order for IBM to transact business at the Annual Meeting. What constitutes a quorum?

A majority of all "outstanding" shares of common stock having voting power, in person or represented by proxy and entitled to vote, constitutes a quorum for the transaction of business at the meeting.

14. How many shares of IBM stock are "outstanding"?

As of February 10, 2020, there were 888,408,023 shares of common stock outstanding and entitled to be voted.

15. What is the voting requirement for electing IBM's directors?

To be elected in an uncontested election, each director must receive a majority of the votes cast. In a contested election, a nominee receiving a plurality of the votes cast at such election shall be elected.

16. What is "broker discretionary voting"?

This refers to the NYSE rule allowing brokers to vote their customers' shares on certain "routine" matters in the Proxy Statement at the brokers' discretion when they have not received timely voting instructions from their customers. The NYSE rules on broker discretionary voting prohibit banks, brokers, and other intermediaries from voting uninstructed shares on certain matters, including the election of directors. Therefore, if you hold your stock in street name and you do not instruct your bank, broker or other intermediary how to vote in the election of directors, no votes will be cast on your behalf. It is important that you cast your vote.

17. Are abstentions and broker non-votes counted as votes cast?

No. Under the laws of New York State, IBM's state of incorporation, "votes cast" at a meeting of stockholders by the holders of shares entitled to vote are determinative of the

outcome of the matter subject to vote. Abstentions and broker non-votes will not be considered "votes cast" based on current New York State law requirements and IBM's certificate of incorporation and by-laws.

18. Assuming there is a proper quorum of shares represented at the Annual Meeting, how many shares are required to approve the proposals being voted upon in this proxy statement?

The table below reflects the vote required in accordance with the laws of New York State:

Proposal	Vote Required	Do abstentions count as votes cast?	Is broker discretionary voting allowed?
Election of Directors	Majority of votes cast	No	No
Ratification of Appointment of Pricewaterhouse Coopers LLP	Majority of votes cast	No	Yes
Management Proposal of Advisory Vote on Executive Compensation*	Majority of votes cast	No	No
Stockholder Proposals*	Majority of votes cast	No	No

* Advisory and non-binding

19. Who tabulates the votes?

Votes are counted by employees of Computershare Trust Company, N.A., IBM's transfer agent and registrar, and certified by the Inspectors of Election (who are employees of First Coast Results, Inc.).

20. Where can I find the voting results of the Annual Meeting?

IBM intends to publish the final voting results on its website and will disclose the final voting results on a Form 8-K shortly after the Annual Meeting.

21. Will my votes be confidential?

Yes. All stockholder meeting proxies, ballots, and tabulations that identify individual stockholders are kept confidential and are not available for examination. In addition, the identity or the vote of any stockholder is not disclosed except as required by law.

22. How do I submit a proposal for inclusion in IBM's 2021 proxy material?

Stockholder proposals may be submitted for IBM's 2021 proxy material after the 2020 Annual Meeting and must be received at our corporate headquarters no later than November 9, 2020. Proposals should be sent via registered, certified or express mail to: Office of the Secretary, International Business Machines Corporation, 1 New Orchard Road, Mail Drop 301, Armonk, NY 10504.

Management carefully considers all proposals and suggestions from stockholders. When adoption is clearly in the best interest of IBM and stockholders, and can be accomplished without stockholder approval, the proposal is implemented without

inclusion in the Proxy Statement. Examples of stockholder proposals and suggestions that have been adopted over the years include stockholder ratification of the appointment of an independent registered public accounting firm, improved procedures involving dividend checks and stockholder publications, and changes or additions to the proxy materials concerning matters like abstentions from voting, appointment of alternative proxy, inclusion of a table of contents, proponent disclosure and secrecy of stockholder voting.

23. How do I submit an item of business for the 2021 Annual Meeting?

Stockholders who intend to present an item of business at the 2021 Annual Meeting of Stockholders (other than a proposal submitted for inclusion in IBM's Proxy Statement), including nominations for election to the Board of Directors pursuant to the Company's proxy access by-law provision, must provide notice of such business to IBM's Secretary no earlier than October 10, 2020 and no later than November 9, 2020, as set forth more fully in, and in compliance with, IBM's by-laws.

24. I did not receive a copy of the Annual Report. How can I get one?

Stockholders of record who did not receive an IBM Annual Report or who previously elected not to receive one for a specific account may request that IBM mail its Annual Report to that account by writing to our transfer agent, Computershare Trust Company, N.A. (address and phone number in Question 10 above). If you are not a stockholder of record and did not receive an Annual Report from your bank, broker or other intermediary, you must contact your bank, broker or other intermediary directly.

25. What is "householding" and does IBM do this?

Householding is a procedure approved by the SEC under which stockholders who have the same address and last name and do not participate in electronic delivery of proxy materials will receive only one copy of a company's proxy statement and annual report from a company, bank, broker or other intermediary, unless one or more of these stockholders notifies the company, bank, broker or other intermediary that they wish to continue to receive individual copies. At the present time, IBM does not "household" for any of our stockholders of record. However, as explained below, your bank, broker or other intermediary may be householding your account if you hold your shares in street name.

26. If I am a holder in street name, how may I obtain a separate set of proxy materials?

If you hold shares in street name, your bank, broker or other intermediary may be delivering only one copy of our Proxy Statement and the IBM Annual Report to multiple stockholders of the same household who share the same address, and may continue to do so, unless your bank, broker or other intermediary has received contrary instructions from one or more of the affected stockholders in the household. If you are such a beneficial holder, contact your bank, broker or other intermediary directly in order to receive a separate set of our proxy materials.

27. Members of our household own IBM shares through a number of different brokerage firms. Will we continue to receive multiple sets of materials?

Yes. If you and others sharing a single address hold IBM shares through multiple brokers, you will continue to receive at least one set of proxy materials from each broker.

28. I received a notice of internet availability of proxy materials. What does this mean?

Consistent with common practice and in accordance with SEC rules, IBM is distributing proxy materials to some stockholders over the Internet by sending a Notice of Internet Availability of Proxy Materials that explains how to access our proxy materials and vote online. If you received a notice and would like a printed copy of the proxy materials (including the Annual Report, Proxy Statement and a proxy card in the case of record owners, or a voting instruction form in the case of stockholders holding shares in street name), please follow the instructions included in your notice.

29. I received my proxy materials in hard copy. How may I arrange to receive them electronically?

To enroll for electronic delivery, go to our Investor Relations website at *http://www.ibm.com/investor/* and select "Stockholder services," scroll down to "Consent for materials online," click on either "if you own stock directly in your name" or "if you own stock beneficially through a brokerage account," and follow the instructions to enroll.

30. I previously consented to receive electronic delivery of my proxy materials. Can you send me a hard copy of these proxy materials?

For record owners: We will deliver promptly, upon written or oral request, a separate copy of these proxy materials. Contact our transfer agent, Computershare Trust Company, N.A. (address and phone number in Question 10 above).

For holders in street name: You must contact your bank, broker or other intermediary to receive copies of these materials.

31. Who is making this proxy solicitation and approximately how much will these solicitation activities cost?

Solicitation of proxies is being made by IBM through the mail, in person and by telecommunications. The cost of this solicitation will be borne by IBM. In addition, management has retained Morrow Sodali LLC, to assist in soliciting proxies for a fee of approximately $45,000, plus reasonable out-of-pocket expenses.

Frank Sedlarcik
Vice President and Secretary
March 9, 2020

Appendix A – Non-GAAP Financial Information and Reconciliations

The rationale for management's use of non-GAAP information in the Compensation Discussion and Analysis and Proxy Statement is as follows:

Operating (non-GAAP) Earnings Per Share and Related Income Statement Items

In an effort to provide better transparency into the operational results of the business, supplementally, the company separates business results into operating and non-operating categories. Operating earnings from continuing operations is a non-GAAP measure that excludes the effects of certain acquisition-related charges, intangible asset amortization expense resulting from basis differences on equity method investments, retirement-related costs and discontinued operations and their related tax impacts. Due to the unique, non-recurring nature of the enactment of the U.S. Tax Cuts and Jobs Act ("U.S. tax reform"), the company characterizes the one-time provisional charge recorded in the fourth quarter of 2017 and adjustments to that charge as non-operating. Adjustments include true-ups, accounting elections, any changes to regulations, laws, audit adjustments, etc. that affect the recorded one-time charge. For acquisitions, operating (non-GAAP) earnings exclude the amortization of purchased intangible assets and acquisition-related charges such as in-process research and development, transaction costs, applicable retention, restructuring and related expenses, tax charges related to acquisition integration and pre-closing charges such as financing costs. These charges are excluded as they may be inconsistent in amount and timing from period to period and are significantly impacted by the size, type and frequency of the company's acquisitions. All other spending for acquired companies is included in both earnings from continuing operations and in operating (non-GAAP) earnings. For retirement-related costs, the company characterizes certain items as operating and others as non-operating, consistent with GAAP. The company includes defined benefit plan and nonpension postretirement benefit plan service costs, multi-employer plan costs and the cost of defined contribution plans in operating earnings. Non-operating retirement-related costs include defined benefit plan and nonpension postretirement benefit plan amortization of prior service costs, interest cost, expected return on plan assets, amortized actuarial gains/losses, the impacts of any plan curtailments/settlements and pension insolvency costs and other costs. Non-operating retirement-related costs are primarily related to changes in pension plan assets and liabilities which are tied to financial market performance, and the company considers these costs to be outside of the operational performance of the business.

Overall, the company believes that supplementally providing investors with a view of operating earnings as described above provides increased transparency and clarity into both the operational results of the business and the performance of the company's pension plans; improves visibility to management decisions and their impacts on operational performance; enables better comparison to peer companies; and allows the company to provide a long-term strategic view of the business going forward. The company's reportable segment financial results reflect pre-tax operating earnings from continuing operations, consistent with the company's management and measurement system. In addition, these non-GAAP measures provide a perspective consistent with areas of interest the company routinely receives from investors and analysts.

Free Cash Flow/Operating Cash Flow

The company uses free cash flow as a measure to evaluate its operating results, plan share repurchase levels, strategic investments and assess its ability and need to incur and service debt. The entire free cash flow amount is not necessarily available for discretionary expenditures. The company defines free cash flow as net cash from operating activities less the change in Global Financing receivables and net capital expenditures, including the investment in software. A key objective of the Global Financing business is to generate strong returns on equity, and increasing receivables is the basis for growth. Accordingly, management considers Global Financing receivables as a profit-generating investment, not as working capital that should be minimized for efficiency. Therefore, management includes presentations of both free cash flow and net cash from operating activities that exclude the effect of Global Financing receivables ("operating cash flow"). Free cash flow guidance is derived using an estimate of profit, working capital and operational cash flows. Since the company views Global Financing receivables as a profit-generating investment which it seeks to maximize, it is not considered when formulating guidance for free cash flow. As a result the company does not estimate a GAAP Net Cash from Operations expectation metric.

Constant Currency

When the company refers to growth rates at constant currency or adjusts such growth rates for currency, it is done so that certain financial results can be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons of its business performance. Financial results adjusted for currency are calculated by translating current period activity in local currency using the comparable prior year period's currency conversion rate. This approach is used for countries where the functional currency is the local currency. Generally, when the dollar either strengthens or weakens against other currencies, the growth at constant currency rates or adjusting for currency will be higher or lower than growth reported at actual exchange rates.

Revenue adjusted for divested businesses and constant currency

To provide better transparency on the recurring performance of the ongoing business, the company provides total revenue growth rates excluding divested businesses and at constant currency. These divested businesses are included in the company's Other segment.

Revenue for Red Hat, normalized for historical comparability

On July 9, 2019, the company completed the acquisition of Red Hat, Inc. (Red Hat) and began including Red Hat's financial results in the company's consolidated results. As part of the accounting for this acquisition, the company recorded certain adjustments, including a purchase accounting deferred revenue fair value adjustment and intercompany eliminations, each of which impact IBM's post-acquisition revenue. To help investors better understand the underlying performance of Red Hat, management presents a non-GAAP growth rate of Red Hat's revenue performance year-to-year, normalized for historical comparability. The normalized (non-GAAP) Red Hat revenue for the three months ended September 30, 2019 and December 31, 2019 includes adjustments to reverse the purchase accounting deferred revenue fair value adjustment and adjustments to add back revenue which was eliminated for post-acquisition sales between Red Hat and IBM. In addition, normalized (non-GAAP) Red Hat revenue for the three months ended September 30, 2019 includes Red Hat standalone pre-acquisition revenue for July 1-8, 2019. The deferred revenue adjustment represents revenue that would have been recognized by Red Hat under GAAP if the acquisition had not occurred, but was not recognized by IBM due to purchase accounting. The sales between Red Hat and IBM, which were eliminated post-acquisition, are added back in this appendix to provide a comparative view of Red Hat on a pre-acquisition basis. This information is included to provide additional transparency and for comparative purposes only.

Return on Invested Capital (ROIC)

The company presents a computation of ROIC excluding current period U.S. tax reform charges and goodwill associated with the Red Hat acquisition. Due to the unique, non-recurring nature of the enactment of the U.S. tax reform, the company characterizes the one-time provisional charge recorded in the fourth quarter of 2017 and adjustments to that charge as non-operating. In addition, due to the significant nature of the Red Hat acquisition and to help investors better understand the underlying performance of the ongoing business, the company presents a computation of ROIC excluding goodwill associated with the Red Hat acquisition. The goodwill that was generated is primarily attributable to the assembled workforce of Red Hat and the increased synergies expected to be achieved over time from the integration of Red Hat products into the company's various integrated solutions.

The tables below provide reconciliations of the Company's income statement results as reported under GAAP to its operating earnings presentation, which is a non-GAAP measure.

($ in millions except per share amount) For the year ended December 31, 2019	GAAP	Acquisition-Related Adjustments	Retirement-Related Adjustments	Tax Reform Impacts	Operating (Non-GAAP)
Gross Profit	$36,488	$ 547	$ -	$ -	$37,035
Gross Profit Margin	47.3%	0.7 pts	- pts	- pts	48.0%
S,G&A	$20,604	$(1,044)	$ -	$ -	$19,560
R,D&E	5,989	(53)	-	-	5,936
Other (Income) & Expense	(968)	152	(615)	-	(1,431)
Interest Expense	1,344	(228)	-	-	1,116
Total Expense & Other (Income)	26,322	(1,173)	(615)	-	24,533
Pre-tax Income from Continuing Operations	10,166	1,721	615	-	12,503
Pre-tax Income Margin from Continuing Operations	13.2%	2.2 pts	0.8 pts	- pts	16.2%
Provision for Income Taxes*	$ 731	$ 378	$ 103	$(146)	$ 1,067
Effective Tax Rate	7.2%	2.0 pts	0.5 pts	(1.2)pts	8.5%
Income from Continuing Operations	$ 9,435	$ 1,343	$ 512	$ 146	$11,436
Income Margin from Continuing Operations	12.2%	1.7 pts	0.7 pts	0.2 pts	14.8%
Diluted Earnings Per Share: Continuing Operations	$ 10.57	$ 1.50	$0.58	$0.16	$ 12.81

* The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

($ in millions except per share amount) For the year ended December 31, 2018	GAAP	Acquisition-Related Adjustments	Retirement-Related Adjustments	Tax Reform Impacts	Operating (Non-GAAP)
Gross Profit	$36,936	$ 372	$ -	$ -	$37,307
Gross Profit Margin	46.4%	0.5Pts	- pts	- pts	46.9%
S,G&A	$19,366	$(451)	$ -	$ -	$18,915
R,D&E	5,379	-	-	-	5,379
Other (Income) & Expense	1,152	(2)	(1,572)	-	(422)
Interest Expense	723	-	-	-	723
Total Expense & Other (Income)	25,594	(453)	(1,572)	-	23,569
Pre-tax Income from Continuing Operations	11,342	824	1,572	-	13,739
Pre-tax Income Margin from Continuing Operations	14.3%	1.0pts	2.0 pts	- pts	17.3%
Provision for Income Taxes*	$ 2,619	$ 176	$ 324	$(2,037)	$ 1,082
Effective Tax Rate	23.1%	(0.1)pts	(0.3)pts	(14.8)pts	7.9%
Income from Continuing Operations	$ 8,723	$ 649	$ 1,248	$ 2,037	$12,657
Income Margin from Continuing Operations	11.0%	0.8pts	1.6pts	2.6pts	15.9%
Diluted Earnings Per Share: Continuing Operations	$ 9.51	$0.71	$ 1.36	$ 2.23	$ 13.81

* The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

($ in millions except per share amount) For the year ended December 31, 2017	GAAP	Acquisition-Related Adjustments	Retirement-Related Adjustments	Tax Reform Impacts	Operating (Non-GAAP)
Gross Profit	$36,943	$ 449	$ -	$ -	$37,392
Gross Profit Margin	46.7%	0.6pts	- pts	- pts	47.2%
S,G&A	$19,680	$(509)	$ -	$ -	$19,170
R,D&E	5,590	-	-	-	5,590
Other (Income) & Expense	1,125	(39)	(1,341)	-	(255)
Total Expense & Other (Income)	25,543	(548)	(1,341)	-	23,654
Pre-tax Income from Continuing Operations	11,400	997	1,341	-	13,738
Pre-tax Income Margin from Continuing Operations	14.4%	1.3 pts	1.7 pts	- pts	17.4%
Provision for Income Taxes*	$ 5,642	$ 279	$ 485	$(5,475)	$ 931
Effective Tax Rate	49.5%	(1.6)pts	(1.3)pts	(39.9)pts	6.8%
Income from Continuing Operations	$ 5,758	$ 718	$ 856	$ 5,475	$12,807
Income Margin from Continuing Operations	7.3%	0.9 pts	1.1 pts	6.9 pts	16.2%
Diluted Earnings Per Share: Continuing Operations	$ 6.14	$0.77	$ 0.91	$ 5.84	$ 13.66

* The tax impact on operating (non-GAAP) pre-tax income is calculated under the same accounting principles applied to the GAAP pre-tax income which employs an annual effective tax rate method to the results.

The table below provides a reconciliation of IBM's net cash from operating activities as reported under GAAP to its free cash flow, which is a non-GAAP measure.

($ in billions) For the year ended December 31:	2019	2018	2017
Net cash from operating activities per GAAP	$ 14.8	$15.2	$16.7
Less: the change in Global Financing receivables	0.5	(0.3)	0.4
Net cash from operating activities, excluding Global Financing receivables	14.3	15.6	16.3
Capital expenditures, net	(2.4)	(3.7)	(3.3)
Free Cash Flow	11.9	11.9	13.0
Acquisitions	(32.6)	(0.1)	(0.5)
Divestitures	1.1	-	(0.2)
Share Repurchase	(1.4)	(4.4)	(4.3)
Common stock repurchases for tax withholdings	(0.3)	(0.2)	(0.2)
Dividends	(5.7)	(5.7)	(5.5)
Non-Global Financing Debt	22.8	(0.5)	1.1
Other (includes Global Financing receivables and Global Financing debt)	1.0	(1.6)	0.8
Change in cash, cash equivalents and short-term marketable securities	$ (3.2)	$ (0.6)	$ 4.1
FCF as percent of Income from Continuing Operations	126%	136%*	226%*

* 111% in 2018 excluding charges of $2.0 billion, and 116% in 2017 excluding the charge of $5.5 billion associated with the enactment of U.S. tax reform.

The table below provides reconciliation of revenue growth rates as reported under GAAP to revenue adjusting for constant currency (@CC), which is a non-GAAP measure.

	2019 GAAP	2019 @CC	2018 GAAP	2018 @CC
Reconciliation of Revenue Growth Rates:				
GBS	0%	2%	3%	2%
Cloud & Cognitive Software	4%	6%	2%	2%
Consulting	4%	6%		
Cognitive Applications	2%	4%		
Security	12%	14%		
Cloud & Data Platform	10%	12%		

The tables below provide reconciliations of the Red Hat revenue as reported under GAAP to normalized revenue for historical comparability, which is a non-GAAP measure.

	Three Months Ended		Change	
Red Hat Revenue, Normalized for Historical Comparability	September 30, 2019	September 30, 2018	YTY	YTY @constant currency
Red Hat revenue as reported in IBM consolidated results[1]	$371	$ -		
Add: Red Hat revenue prior to acquisition[2]	84	829		
Add: Purchase accounting deferred revenue and intercompany adjustments[3]	531	-		
Red Hat revenue, normalized for historical comparability (non-GAAP)	$987	$829	19%	20%

(1) Represents GAAP revenue as reported by IBM, which is included in the Cloud & Cognitive Software segment.
(2) Red Hat revenue was included in IBM's consolidated results beginning on July 9, 2019. Revenue for July 1- July 8, 2019 and the three months ended September 30, 2018 represents pre-acquisition Red Hat standalone revenue and is included for comparative purposes.
(3) Represents the third-quarter 2019 impact of the deferred revenue purchase accounting adjustments and adjustments to add back revenue which was eliminated for sales between Red Hat and IBM. This line represents revenue that would have been recognized by Red Hat under GAAP if the acquisition had not occurred, but was not recognized by IBM due to purchase accounting and intercompany adjustments.

	Three Months Ended		Change	
Red Hat Revenue, Normalized for Historical Comparability	December 31, 2019	December 31, 2018	YTY	YTY @constant currency
Red Hat revenue as reported in IBM consolidated results[1]	$ 573	$ -		
Add: Red Hat revenue prior to acquisition[2]	-	863		
Add: Purchase accounting deferred revenue and intercompany adjustments[3]	493	-		
Red Hat revenue, normalized for historical comparability (non-GAAP)	$1,066	$863	24%	24%

(1) Represents GAAP revenue as reported by IBM, which is included in the Cloud & Cognitive Software segment.
(2) Revenue for the three months ended December 31, 2018 represents pre-acquisition Red Hat standalone revenue and is included for comparative purposes.
(3) Represents the fourth-quarter 2019 impact of the deferred revenue purchase accounting adjustment and adjustments to add back revenue which was eliminated for sales between Red Hat and IBM. This line represents revenue that would have been recognized by Red Hat under GAAP if the acquisition had not occurred, but was not recognized by IBM due to purchase accounting and intercompany adjustments.

The table below provides reconciliation of the year-to-year (YTY) change in the Company's revenue as reported under GAAP to revenue adjusted for divested businesses and currency, which is a non-GAAP measure.

Revenue Adjusted for Divested Businesses Reported in Other Segment and Currency	Year Ended December 31, 2019 Change YTY	Year Ended December 31, 2018 Change YTY
Revenue as reported	(3.1)%	0.6%
Excluding other divested businesses	1.2 Pts	0.3 Pts
Currency impact	2.1 Pts	(0.6) Pts
Revenue adjusting for divested businesses and currency (non-GAAP)	0.2%	0.3%

The table below provides reconciliation of Return on Invested Capital (ROIC) GAAP to a non-GAAP measure.

Reconciliation of ROIC - 2019	GAAP*	Non-GAAP*
Return on Invested Capital (ROIC)	14%	17%

* ROIC based on GAAP equals net income from continuing operations plus after-tax interest expense (numerator) divided by the average sum of total debt and total stockholders' equity (denominator). ROIC based on non-GAAP is computed excluding current period U.S. Tax reform charges and goodwill associated with the Red Hat acquisition.

Highlights of IBM's Historic Commitment to ESG



1914 Hired 1st disabled employee

1943 Named 1st woman Vice President

1953 Signed 1st written equal opportunity policy letter

1967 Issued formal directive on pollution control

1968 Created Supplier Diversity Program

1971
Elected African-American woman to the Board of Directors

Established 1st corporate environmental policy

1972 Developed computer program training for people with disabilities

1973 Established global energy conservation program

1975 Set 1st energy conservation goal

1984 Included sexual-orientation in IBM equal opportunity policy

1985 Founded IBM International Foundation

1988 Set 1st nonhazardous waste recycling goal

1990 Published 1st annual corporate environmental report

1991 Established Product Environmental Stewardship Program

1992 Became charter member of U.S. EPA's ENERGY STAR program

1994 Established Corporate Governance Guidelines

1996 Added Domestic Partner Benefits in U.S.

1997 Earned single global registration to ISO 14001 environmental management system standard; 1st company to do so

2000 Established 1st carbon dioxide (CO_2) emissions reduction and water conservation goals

2001
Launched global work-life fund for dependent care of IBMers

1st purchase of renewable electricity for use in IBM operations

2002
Included gender identity and expression in IBM equal opportunity policy

Released 1st Corporate Responsibility Report

2004
Established environmental and social requirements for suppliers

Became founding member of the Responsible Business Alliance for improving social, environmental and ethical conditions in the supply chain

2008 Gave stockholders the right to call a special meeting

2012
P-TECH: innovative education model for new collar jobs

Appointed 1st woman Chairman and CEO

2014
Published statement on IBM's protection of client data

Implemented independent lead director role

2015 Signed the American Business Act on Climate Pledge to demonstrate our support for the Paris Climate Agreement

2017 Adopted proxy access

2018
Honored with 2018 Catalyst Award for the advancement of women, for the fourth time

Codified IBM's industry leading Principles of Trust & Transparency

2019
Published our 29th annual IBM and the Environment Report

Signed the Business Roundtable Statement on the Purpose of a Corporation

● Environment　　● Social　　● Governance

Continuing to Pursue the Highest Standards of Trust and Responsibility

Environment

- Driving energy efficiency and the use of renewable electricity throughout our business to achieve our 4th generation CO_2 emissions reduction goal

- Supporting the Climate Leadership Council plan to put a tax on CO_2 emissions, with the proceeds — a ''carbon dividend'' — to be returned to citizens

- Maximizing reuse and recycling of end-of-life products, sending only 0.7% (by weight) to landfills or incineration facilities

- First and only company to win the Climate Leadership Award from the Center for Climate and Energy Solutions and The Climate Registry 7 times in the program's 8-year tenure

Social

- Ethisphere's 2020 World's Most Ethical Companies list

- Fast Company 2019 World Changing Company of the Year

- Deploying IBM Cloud & AI technology to collect, analyze, and share data to stop human trafficking

- Using data driven, science-based solutions to further advance an inclusive workplace

- Tech Re-Entry program provides support and a flexible transition back to the workforce

- Fortune Change the World List

- Corporate Responsibility Magazine 100 Best Corporate Citizens

- Expansive family support options including paid leave for new birth mothers up to 20 weeks, and 12 weeks for fathers, partners and adoptive parents

- Fostering a culture of learning with IBMers completing more than 77 hours of learning per person in 2019

Governance

- Execution of a world-class CEO succession process

- Thoughtful and proactive Board and Committee refreshment with a focus on the optimal mix of diversity of skills and experience

- Best-in-class year-round stockholder engagement program recognized by Corporate Secretary Magazine as the "Best Shareholder Engagement" in 2019

- Extensive stockholder rights, including annual election of directors, majority voting standard and no supermajority voting provisions



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